Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PPHC HOLDINGS, LLC,

AK STEEL CORPORATION,

DRIVE MERGER SUB, LLC

and

PPHC MEMBERS’ REPRESENTATIVE, LLC, AS THE MEMBERS’ REPRESENTATIVE

Dated as of June 30, 2017

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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EXHIBITS

EXHIBIT A	Applicable Accounting Principles
EXHIBIT B	Form of Escrow Agreement
EXHIBIT C	Working Capital Calculation Schedule
EXHIBIT D	Form of Member Letter
EXHIBIT E	Allocation
EXHIBIT F	Form of Mutual Release
EXHIBIT G	Form of Non-Solicit

ANNEXES

Annex 1.1(pp)	Knowledge

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into and dated as of June 30, 2017 by and between PPHC Holdings, LLC, a Delaware limited liability company (the “Company”), AK Steel Corporation, a Delaware corporation (“Parent”), Drive Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), and PPHC Members’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Members’ Representative.

RECITALS

WHEREAS, Parent owns all of the outstanding limited liability company interests of Merger Sub;

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the merger on the terms and subject to the conditions set forth herein and the Delaware Limited Liability Company Act (the “Act”);

WHEREAS, the respective boards of directors or managers, as applicable, of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company upon the terms and subject to the conditions of this Agreement and the Act, the respective boards of directors or managers, as applicable, of Parent, Merger Sub and the Company have approved and adopted this Agreement, and, with respect to the Company, the board of directors of the Company has recommended that the Members vote to approve, or consent in writing to, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, in connection with the execution and delivery of this Agreement, Parent has obtained and delivered to the Company, substantially concurrently with the execution of this Agreement, a true, correct and complete copy of an irrevocable written consent of the sole member of Merger Sub, evidencing the approval of this Agreement and the Merger upon the terms and subject to the conditions of this Agreement and the Act, signed by AKS Investments, Inc., a wholly owned subsidiary of Parent, as the sole member of Merger Sub; and

WHEREAS, immediately following the execution and delivery of this Agreement, the Company will obtain and deliver to Parent duly executed, true, correct and complete copies of irrevocable written consents of certain members of the Company (the “Members’ Consent”), to be effective by their terms immediately following execution thereof, evidencing the Requisite Member Approval.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS; CONSTRUCTION

1.1 Certain Definitions . In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings when used in this Agreement:

(a) “Action” means any suit, litigation, appeal, arbitration or any similar proceeding by or before any Governmental Authority.

(b) “Affiliate” means, as to any specified Person, each other Person directly or indirectly controlling or controlled by or under common control with the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or otherwise; provided, however, that unless explicitly set forth herein, the definition of “Affiliate” when used with respect to Parent or any of its Affiliates, shall not include the Company or any of its Subsidiaries.

(c) “Ancillary Agreements” means the Escrow Agreement and the non-solicitation agreements delivered pursuant to Section 2.3(a)(vii).

(d) “Applicable Accounting Principles” means GAAP as consistently applied by the Company and its Subsidiaries, subject to the provisions of EXHIBIT A attached hereto.

(e) “Base Purchase Price” means $360,000,000.

(f) “Business” means the business of the Company and its Subsidiaries as currently conducted on the date hereof, including the provision of metal stamping, welding, tooling, e-coating and assembly services for customers in the automotive, appliance and heavy truck industries.

(g) “Business Day” means any day, except any Saturday, Sunday or any other day on which banking institutions in the State of Delaware are authorized or required to close by applicable Legal Requirements.

(h) “Canadian Subsidiary” means any of EMAC Holdings ULC, PPHC North Ltd., PPHC North Partnership, The Electromac Group Inc., Fleetwood Metal Industries Inc., Continental Tool & Die Inc., and Fleetwood Property Inc.

(i) “Closing Cash Amount” means, without duplication, the sum of the fair market value of all cash and cash equivalents determined in accordance with the Applicable Accounting Principles held by the Company or any of its Subsidiaries as of the close of business on the day immediately preceding the Closing Date. For avoidance of doubt, the Closing Cash Amount shall be adjusted to reflect ordinary course and current reconciling items, including checks and drafts received but not cleared and checks and drafts issued but not submitted for payment or paid and a negative adjustment to the Closing Cash Amount shall not also be reflected as a Liability and a positive adjustment to the Closing Cash Amount shall not also be reflected as an asset for purposes of calculating the Net Working Capital Adjustment Amount.

(j) “Closing Consideration” means the Purchase Price, minus the Escrow Amount, minus the Holdback Amount.

(k) “Closing Debt Amount” means all Indebtedness for Borrowed Money of the Company or any of its Subsidiaries as of the close of business on the day immediately preceding the Closing Date.

(l) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

(m) “Common Units” means the units of common membership interests in the Company, with the rights and obligations set forth in the Limited Liability Company Agreement.

(n) “Company Transaction Expenses” means, without duplication, the sum of all (i) costs, fees and expenses (including fees and expenses of lawyers, accountants, investment bankers and other advisors) incurred by the Company or its Subsidiaries at or prior to the Closing in connection with the process of selling the Company or otherwise in connection with the preparation, negotiation, execution and delivery of this Agreement and any agreements or documents delivered pursuant to this Agreement, (ii) fees and expenses incurred by the Company or its Subsidiaries prior to the Closing associated with obtaining the release and termination of any Liens on the assets of the Company and its Subsidiaries at any time on or prior to the Closing (unless such amounts are included in the Closing Debt Amount or reflected as a current liability in the calculation of Net Working Capital), and (iii) sale, change of control, transaction or similar bonuses, compensation or payments (including the employer portion of any applicable employment or payroll Taxes) to current or former directors, officers, managers, members, equityholders, employees and other service providers of the Company or any of its Subsidiaries, arising by reason of a Contract or arrangement entered into or adopted by the Company or any of its Subsidiaries prior to the Closing and paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby (whether payable on the Closing Date or thereafter), including, for the avoidance of doubt, all amounts payable pursuant to those Contracts set forth on Schedule 1.1(n)(iii) (the “Transaction Bonus Agreements”). Notwithstanding the foregoing, “Company Transaction Expenses” shall not include (A) any “stayaround,” retention or severance agreements set forth on Schedule 1.1(n)(A), or (B) any costs or expenses incurred by the Company or its Subsidiaries to the extent attributable to the performance of obligations under Section 5.13 and not otherwise required by any other provision of this Agreement.

(o) “Competition Act” means the Competition Act (Canada), as amended.

(p) “Contract” means, with respect to any Person, any contract, agreement, lease, license, indenture, note or other contract by which such Person is legally bound, whether written or oral.

(q) “Distribution Waterfall” means the order and manner of distributions to the Members as set forth in Section 4.2(b) of the Limited Liability Company Agreement.

(r) “Divested Person” means each Person (other than the Company or its Subsidiaries) in which the Company or any of its Subsidiaries, at any time during the last five (5) years, owned any capital stock, membership interest, partnership interest, joint venture interest or other equity or voting interest (including options, warrants, rights, commitments or arrangements to acquire or that are convertible into or exchangeable for any such stock or interests ) or otherwise possessed at any time during the last five (5) years, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person.

(s) “EDC Payables” means any payments owed by the Company or its Subsidiaries to Export Development Canada, a corporation established by an Act of the Parliament of Canada, pursuant to the loan agreements and related documents set forth on Schedule 1.1(s).

(t) “Electromac Purchase Agreement” means the Purchase Agreement, dated as of December 23, 2013, by and between Precision Holding LLC and Electromac Buyer, Inc.

(u) “Environmental Laws” means any Legal Requirement imposing liability or establishing standards of conduct for the protection of the environment, natural resources or human health and safety, as such of the foregoing are enacted and in effect on or prior to the Closing Date.

(v) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

(w) “ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of their Affiliates as a “single employer” within the meaning of Section 414 of the Code.

(x) “Escrow Account” means the account with the Escrow Agent into which the Escrow Amount is deposited.

(y) “Escrow Agent” means Wells Fargo and Company.

(z) “Escrow Agreement” means the Escrow Agreement between Parent, Members’ Representative and the Escrow Agent, in substantially the form of EXHIBIT B attached hereto with such revisions as are required by the Escrow Agent and are mutually satisfactory to Parent and Members’ Representative.

(aa) “Escrow Amount” means $10,000,000, plus any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, as adjusted pursuant to Section 2.13(e).

(bb) “Fleetwood Purchase Agreement” means the Share Purchase Agreement, dated as of August 30, 2016, by and among Fleetwood Ltd., Continental Inc., Fleetwood Metal Industries Inc., Continental Tool & Die, Inc. and the vendors named therein.

(cc) “Fraud” means, with respect to a party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable), provided, that such actual and intentional fraud of such party shall only be deemed to exist if the individuals included on Annex 1.1(pp)(i) (in the case of the Company), or the individuals included on Annex 1.1(pp)(ii) (in the case of the Parent or Merger Sub) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to, in the case of the Company, Article III as qualified by the Company Disclosure Schedules, or, in the case of Parent, Article IV, were actually breached on the date of this Agreement, with the express intention that the party claiming such fraud rely thereon to its detriment.

(dd) “GAAP” means generally accepted accounting principles in the United States as in effect on the date of this Agreement.

(ee) “Governmental Authority” means any domestic or foreign federal, state, provincial, local or municipal government or any subdivision, agency, commission or authority thereof or any regulatory or administrative agency thereof or any court of competent jurisdiction.

(ff) “Governmental Order” means any award, injunction, judgment, order, consent decree or decree issued or made by or entered into with any Governmental Authority.

(gg) “Holdback Amount” means $500,000, which will be held by the Members’ Representative in accordance with the terms of this Agreement.

(hh) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(ii) “Improvements” means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of, any real property.

(jj) “Indebtedness for Borrowed Money” means, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof at the Closing to the extent such obligations are to be satisfied at Closing) of the Company or any of its Subsidiaries arising under: (i) bank term and revolving credit loans, (ii) drawn letters of credit, bonds, debentures, notes, (iii) subordinated loans, bank bills (acceptance credits), bank overdrafts, and other indebtedness for borrowed money, (iv) all obligations of the Company or any of its Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company or any of its Subsidiaries and all obligations of the Company or any of its Subsidiaries under any title retention agreement (other than ordinary course accounts payable or similar items of a type reflected in the Balance Sheet (but, to be clear, “Indebtedness for Borrowed Money” shall include the “current portion” of any long-term debt and any interest associated therewith), (v) amounts classified as a member payable on the Balance Sheet, (vi) all obligations of the Company or any of its Subsidiaries under interest rate or currency swap transactions (valued at the termination value thereof), (vii) all obligations of the type referred to in clauses (i) through (vi) for the payment of which the Company or any of its Subsidiaries are responsible or liable, directly or indirectly, as guarantor, surety or similar arrangement, and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of the Company or any of its Subsidiaries (whether or not such obligation is assumed by the Company or any of its Subsidiaries). Notwithstanding the foregoing, “Indebtedness for Borrowed Money” shall not include any (A) obligations under leases required to be capitalized in accordance with GAAP, (B) the EDC Payables or any obligations of the Company or its Subsidiaries related thereto, (C) undrawn letters of credit of the Company or any of its Subsidiaries, (D) accounts payable, accrued expenses and similar items, in each case, of the Company or any of its Subsidiaries to the extent reflected in the calculation of Net Working Capital or (E) amounts included as Company Transaction Expenses.

(kk) “Intellectual Property” means all rights, title and interest in or relating to intellectual property, in any jurisdiction throughout the world, including: (i) inventions, patents, patent applications, industrial designs, industrial design registrations, industrial design applications and any continuations, divisionals, continuations-in-part, renewals or reissues of the foregoing (collectively, “Patents”); (ii) trademarks, service marks, trade names, social media identifiers and other indicia of origin, along with all applications, registrations, renewals and extensions of the foregoing (collectively, “Trademarks”); (iii) copyrights, copyrightable works, works of authorship and design rights, whether or not registered or published, all registrations, applications and recordations of the foregoing, along with all reversions, extensions and renewals thereof, and the benefit of all moral rights waivers (collectively, “Copyrights”); (iv) Internet domain names; (v) intellectual property rights in software (“Software”); (vi) trade secrets, confidential business and technical information and any other confidential information (“Trade Secrets”); and (vii) any similar, corresponding or equivalent rights to any of the foregoing.

(ll) “Investment Canada Act” means the Investment Canada Act (Canada), as amended.

(mm) “IRS” means the Internal Revenue Service.

(nn) “ITA” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement).

(oo) “Junior Units” means the units of junior membership interests in the Company, with the rights and obligations set forth in the Limited Liability Company Agreement.

(pp) “Knowledge” means (i) with respect to the Company, the actual knowledge of any of the individuals listed on Annex 1.1(pp)(i) after inquiry of those employees of the Company or its Subsidiaries who have primary responsibility for the subject matter in question, if the individuals listed on Annex 1.1(pp)(i) do not themselves have primary responsibility for such subject matter, and (ii) with respect to Parent or Merger Sub, the actual knowledge (after reasonable inquiry) of any of the individuals listed on Annex 1.1(pp)(ii).

(qq) “Legal Requirement” means any domestic or foreign federal, state, provincial, local or municipal law, constitution, treaty, statute, common law, ordinance, code, rule or regulation and any judgment or order of any Governmental Authority.

(rr) “Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all reasonable fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

(ss) “Lien” means any mortgage, pledge, lien, right of first refusal, security interest, attachment or other similar encumbrance or any agreement to create any of the foregoing.

(tt) “Limited Liability Company Agreement” means the Company’s Amended and Restated Limited Liability Company Operating Agreement, dated as of August 30, 2016.

(uu) “Material Adverse Effect” means any event, occurrence, state of facts, development, change, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon (1) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) changes in Legal Requirements after the date hereof, (ii) changes in GAAP after the date hereof, (iii) actions or omissions taken or not taken by or on behalf of the Company or any of its Affiliates that are contemplated by this Agreement and/or the Ancillary Agreements or that are taken or not taken with the written consent of the Parent, (iv) changes, effects or circumstances arising from actions of Parent or Merger Sub, (v) changes in general economic conditions, (vi) changes, conditions or effects in the United States, Canadian or international securities, banking, currency or financial markets in general, (vii) events or conditions generally affecting the industry or markets in which the Company or its Subsidiaries operate, (viii) national or international political or social conditions, including the engagement by the United States of America or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States of America or Canada, or any of their respective territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States of America or Canada or any other national or international hostilities, acts of terror or acts of war, or escalation of any such matter, (ix) acts of God, natural disasters, epidemics and pandemics, (x) any matter set forth on the Company Disclosure Schedules to the extent the effect of such matter was reasonably apparent from the face of such disclosure, (xi) any failure, in and of itself, by the Company or its Subsidiaries to meet internal or published projections, budgets, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period (but not, in each case, the facts, circumstances or causes underlying or giving rise to any such failure), (xii) effects of the announcement (not in breach) of this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement, and (xiii) any existing event or occurrence or circumstance of which Parent or Merger Sub has knowledge as of the date hereof; provided, further, that any changes, acts, calamities or conditions referred to in clauses (i), (ii) or clauses (v)-(ix) may be taken into account in determining whether there has been a Material Adverse Effect, to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected or impacted thereby relative to other participants in the industry(ies) in which the Company and its Subsidiaries operate.

(vv) “Members” shall have the definition ascribed to such term in the Limited Liability Company Agreement.

(ww) “Milestone Funds” means Milestone Partners IV, L.P., Milestone Partners IV, L.P. 2 and Milestone Partners IV, L.P. 3.

(xx) “Net Working Capital” means the amount equal to (i) the current assets of the Company and its Subsidiaries (excluding any Cash and any amounts taken into account in the Closing Debt Amount), as reflected in the sample calculation of Net Working Capital provided on EXHIBIT C hereto (the “Working Capital Calculation Schedule”) minus (ii) the current liabilities of the Company and its Subsidiaries (excluding any amounts taken into account in the Closing Debt Amount or Company Transaction Expenses), as reflected in the Working Capital Calculation Schedule, in each case, calculated as of the close of business on the day immediately preceding the Closing Date and in accordance with the Applicable Accounting Principles. Notwithstanding anything to the contrary herein, “Net Working Capital” shall exclude income tax assets and income tax liabilities, whether current, deferred or otherwise.

(yy) “Net Working Capital Adjustment Amount” means the amount equal to (i) Net Working Capital minus (ii) the Net Working Capital Target (it being understood that the Net Working Capital Adjustment Amount shall be a positive number (resulting in an increase in the Purchase Price) if the Net Working Capital is greater than the Net Working Capital Target, and that the Net Working Capital Adjustment Amount shall be a negative number (resulting in a decrease in the Purchase Price) if the Net Working Capital is less than the Net Working Capital Target).

(zz) “Net Working Capital Target” means $33,750,000.

(aaa) “Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation or organization and any limited liability company, entity, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws and similar documents relating to the organization or governance of such Person, in each case, as amended or supplemented.

(bbb) “Parent Indemnified Persons” means, collectively, Parent and its Affiliates (including the Company and its Subsidiaries), and the officers, directors, members, partners (general and limited), managers, employees, agents and other representatives thereof.

(ccc) “Permitted Liens” means any (i) statutory Liens either (A) for Taxes, assessments or governmental or municipal charges to the extent that the payment thereof is not delinquent or otherwise due or (B) for Taxes the validity of which are being contested by appropriate proceedings and for which adequate reserves have been established on the financial statements in accordance with GAAP, (ii) encumbrances in the nature of zoning restrictions, easements, restrictive covenants, private deed restrictions, land use control agreements, minor title defects, rights or restrictions of record on the use of real property if the same do not materially impair the continued use of such property in the manner in which it is currently used and are not violated by current use, (iii) as to Leased Real Property only, encumbrances recorded by or against any the underlying fee ownership of said property or the fee owners thereof, provided the same do not materially interfere with, and are not violated by, the current use, (iv) liens to secure landlords, lessors or renters under leases or rental agreements, (v) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (vi) statutory rights of landlords, lessors and other contractual counterparties under leases and other contracts pertaining to the Business arising or incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP, provided that true, correct and complete copies of said leases and contracts have been made available to Parent and the same do not materially interfere with the use or operation of the property, (vii) liens in favor of carriers, warehousemen, mechanics, materialmen and other similar Persons, liens to secure claims for labor, materials or supplies and other similar liens incurred in the ordinary course of business for amounts not yet delinquent or being contested in good faith by appropriate proceedings, provided, in each case, that adequate reserves have been established on the financial statements in accordance with GAAP, (viii) restrictions on transfer of securities imposed by applicable securities laws, (ix) matters disclosed in any title insurance policies made available to Parent, (x) Liens resulting from any actions of Parent, Merger Sub or their respective Affiliates, (xi) Liens securing the obligations of the Company or any of its Subsidiaries under any credit facility that will be paid off and fully released on customary terms at Closing, provided that documentation in recordable form sufficient to remove said liens of record, or in lieu thereof, customary undertakings reasonably satisfactory to the Parent (which undertakings shall authorize the Company or its designee to (A) file applicable termination statements and other applicable release or discharge documents and (B) register applicable financing statements and other applicable release documents), are provided at Closing, (xii) Liens granted to any lender at the Closing in connection with any financing by Parent or Merger Sub of the transactions contemplated hereby, (xiii) Liens disclosed on Schedule 1.1(ccc), (xiv) any reservations, limitations, exceptions, provisions and conditions, if any, expressed in any original grants from the Crown and (xv) for any Owned Real Property or Leased Real Property located in Ontario, the provisions of Section 44(1)7, 9 and 10 of the Land Titles Act (Ontario).

(ddd) “Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, labor union or other legal entity or any Governmental Authority.

(eee) “Pre-Closing Fleetwood Tax Amounts” means amounts for which the Company or any of its Subsidiaries are indemnified under the Electromac Purchase Agreement and the Fleetwood Purchase Agreement or under the representations and warranties insurance policies provided in connection therewith.

(fff) “Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and, with respect to a Straddle Period, the portion or such Tax Period beginning after the Closing Date.

(ggg) “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Period, the portion of such Tax period ending on and including the Closing Date.

(hhh) “Pre-Closing Taxes” means (a) Taxes of the Company or any of its Subsidiaries (or any predecessors thereof) for any Pre-Closing Tax Period (allocated, with respect to a Straddle Period, in accordance with Section 5.8(a)(ii)); (b) Taxes imposed on the Company or any of its Subsidiaries by reason of (i) the Company or any of its Subsidiaries being or having been a member of an affiliated group (as defined in Section 1504 of the Code, and any combined, consolidated, unitary or similar group for state, local or foreign Tax purposes) prior to the Closing pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision of state, local or foreign Law); or (ii) assumption, transferee or successor liability, operation of Law or otherwise with respect to an event or transaction occurring on or before the Closing Date; and (c) the Members’ share of Transfer Taxes.

(iii) “Preferred Units” means the units of preferred membership interests in the Company, with the rights and obligations set forth in the Limited Liability Company Agreement.

(jjj) “Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) the Closing Cash Amount, minus (iii) the Closing Debt Amount, plus (iv) the Net Working Capital Adjustment Amount (which may be a negative number, and therefore a reduction to the Purchase Price, if Net Working Capital is less than the Net Working Capital Target), minus (v) any Company Transaction Expenses (to the extent unpaid as of immediately prior to Closing).

(kkk) “R&W Insurer” means each of XL Catlin Insurance Group and AIG Specialty Insurance Company and their respective Affiliates.

(lll) “Requisite Member Approval” means the approval of this Agreement by Members holding greater than 50% of the outstanding voting interests in the Company.

(mmm) “Schedules” means, collectively, the Company Disclosure Schedules and all other schedules and annexes to this Agreement.

(nnn) “Subsidiary” means any Person of which another specified Person owns directly or indirectly at least a majority of the outstanding capital stock (or other securities) entitled to vote generally or otherwise having the power to elect a majority of the board of directors (or similar governing body) of such Person.

(ooo) “Tax” means any domestic or foreign federal, state, provincial, local or municipal income, profit, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, goods and services, harmonized sales, use, transfer, real property, escheat, value added, excise, severance, stamp, occupation, employer health, windfall profits, personal property, capital, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other taxes or duties (or fees and assessments in the nature of a tax, including, for greater certainty, any government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions), including installments in respect thereof, together with any interest, penalties or additions with respect to Tax.

(ppp) “Tax Return” means any return (including information returns), report, declaration, election, notice, filing, or statement filed or required to be filed in connection with the collection or administration of any Tax (including any amendment, schedule, attachment or supplement thereto), in each case whether in tangible or electronic form.

(qqq) “Top 10 Customers” means those customers of the Company and its Subsidiaries that are the top ten (10) customers of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total sales on a pro forma basis for the fiscal year ended December 31, 2016 as if each of Fleetwood Metal Industries, Inc. and Continental Tool & Die Inc. had been a Subsidiary of the Company on January 1, 2016.

(rrr) “Top 10 Suppliers” shall mean those suppliers or vendors of the Company and its Subsidiaries that are the top ten (10) suppliers or vendors of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total expenditures (other than expenditures in respect of purchased steel used in stampings) on a pro forma basis for the fiscal year ended December 31, 2016 as if each of Fleetwood Metal Industries, Inc. and Continental Tool & Die Inc. had been a Subsidiary of the Company on January 1, 2016.

(sss) “Units” means all of the Preferred Units, Common Units and Junior Units.

1.2 Certain Matters of Construction.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b) Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

(c) The words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof. References to “the date hereof” mean the date of this Agreement.

(d) The phrase “made available to” and phrases of similar import means, with respect to any information, document or other material, that such information, document or material was made available for review on or prior to 5:00 p.m. Eastern Time on the day immediately prior to the date hereof in the electronic “data room” entitled “Project Drive” and created for purposes of the sale of the Company or actually delivered (whether by physical or electronic delivery, including email) prior to such time to Parent, Merger Sub or the Members’ Representative or such party’s representatives, as applicable. Notwithstanding the foregoing, any information, document or material appearing on Schedule 1.2(d) shall be deemed to have been made available to Parent.

(e) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(f) The word “including” means including without limitation.

(g) Any reference to “$” or “dollars” means United States dollars.

(h) References to a particular statute or regulation include all rules and regulations promulgated thereunder, in each case as amended or otherwise modified or supplemented from time to time.

(i) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(j) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Act, Merger Sub shall be merged with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving entity of the Merger (the “Surviving Company”) and as a wholly-owned Subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the Act.

2.2 Closing. The closing of the Merger contemplated by Section 2.1 (the “Closing”) will take place at 10:00 a.m. (Philadelphia time) at the offices of Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103 on the second (2nd) Business Day immediately following the date on which the conditions set forth in Article VI and Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), or at such other place, on such other date or at such other time as the Company and Parent may agree in writing (such date of Closing, the “Closing Date”). Subject to the provisions of Article VIII of this Agreement, the failure to consummate the Closing on the date and time and at the place determined pursuant to this Section 2.2 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement.

2.3 Closing Deliverables.

(a) At or prior to the Closing, the Company shall deliver to Parent the following:

(i) the Escrow Agreement duly executed by Members’ Representative and the Escrow Agent;

(ii) a certificate signed by a duly authorized officer of the Company in accordance with Section 6.4;

(iii) a certificate of the Secretary (or equivalent officer) of the Company certifying that attached thereto are (A) the organizational documents of the Company, (B) true and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and (C) true and complete copies of all resolutions adopted by the Members as of the Closing approving this Agreement and the adoption hereof, that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby, that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby;

(iv) letters of resignation, effective as of the Closing, from each of the directors or managers, as applicable, of the Company and each of its Subsidiaries that are identified by Parent prior to the Closing Date;

(v) a customary payoff letter from those holders of Indebtedness for Borrowed Money set forth on Schedule 2.3(a)(v) in accordance with Section 2.11;

(vi) all instruments and documents, or, in lieu thereof, customary undertakings and authorizations reasonably satisfactory to the Parent, necessary to release any and all Liens in favor of holders of Indebtedness for Borrowed Money against the assets of the Company and any of its Subsidiaries;

(vii) non-solicitation agreements substantially in the form attached hereto as EXHIBIT G (the “Non-Solicitation Agreements”), executed by the Persons set forth on Schedule 2.3(a)(vii);

(viii) a duly completed and executed certificate of the Company dated as of the Closing Date pursuant to Treasury Regulations Section 1.1445-11T(d)(2) to the effect that (i) fifty percent (50%) or more of the value of the gross assets of the Company do not consist of “United States real property interests” as defined in Section 897(c) of the Code, or (ii) ninety percent or more of the value of the gross assets of the Company do not consist of “United States real property interests” as defined in Section 897(c) of the Code plus cash or cash equivalents;

(ix) mutual releases substantially in the form attached hereto as EXHIBIT F, executed by each Milestone Fund and each director of the Company and each of its Subsidiaries;

(x) termination agreements, in form and substance reasonably satisfactory to Parent, terminating the Contracts set forth on Schedule 5.12 and containing a full release of the Company and each of its Subsidiaries and Parent and all of its Affiliates from any continuing Liability following the Closing;

(xi) a compact disc or similar electronic copy of the contents of the electronic “data room” entitled “Project Drive” created for purposes of the sale of the Company as of the date of this Agreement;

(xii) evidence of the assignment by Milestone Partners IV, L.P. to the Company as “Named Insured” of the Buyer-Side Representations and Warranties Insurance Policy (Number 11062906) with AIG Specialty Insurance Company, together with all right, title and interest of any of the Milestone Funds and their respective Affiliates in, to and under such policy, effective as of no later than immediately prior to the Closing;

(xiii) evidence of the assignment to the Company of all right, title and interest of any of the Milestone Funds and their respective Affiliates in, to and under the Buyer-Side Representations and Warranties Insurance Policy (Number 24201258) with AIG Specialty Insurance Company, effective as of no later than immediately prior to the Closing; and

(xiv) such other agreements and documents as the Company and Parent shall mutually agree, such agreement not to be unreasonably withheld.

(b) At or prior to the Closing, Parent shall deliver to the Company the following:

(i) payment of the Closing Consideration in accordance with Section 2.10;

(ii) the Escrow Agreement duly executed by Parent;

(iii) certificates signed by duly authorized officers of Parent and Merger Sub in accordance with Section 7.3;

(iv) a certificate of the Secretary (or equivalent officer) of Parent and Merger Sub certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors or sole member, as applicable, of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby, that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby;

(v) mutual releases substantially in the form attached hereto as EXHIBIT F, executed by Parent in favor of each Member and each manager and director, as applicable, of the Company and each of its Subsidiaries; and

(vi) such other agreements and documents reasonably necessary to consummate the transactions contemplated hereunder or as the Company and Parent shall mutually agree.

2.4 Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the Parties shall cause an agreement or certificate of merger (in any such case, the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in such form as required by, and in accordance with applicable provisions of, the Act and shall make all other filings or recordings required under the Act. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the Act (the time the Merger becomes effective being referred to herein as the “Effective Time”).

2.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Company shall possess and be vested with all property, rights, privileges, powers, licenses, franchises and authority of the Company and Merger Sub, and all obligations, restrictions, liabilities, debts and duties of the Company and Merger Sub shall become the obligations, restrictions, liabilities, debts and duties of the Surviving Company.

2.6 Certificate of Formation and Limited Liability Company Agreement. Subject to Section 5.7, the certificate of formation and limited liability company agreement of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until the same shall thereafter be altered, amended or repealed in accordance with applicable Legal Requirements.

2.7 Managers and Officers. The managers and officers of Merger Sub, in each case, immediately prior to the Effective Time, shall become, as of the Effective Time, the managers and officers of the Surviving Company after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

2.8 Effect on Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the equityholders of any of the foregoing:

(a) Merger Sub Units. Each unit of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one validly issued, fully paid and non-assessable unit of the Surviving Corporation.

(b) Preferred Units. Each Preferred Unit issued and outstanding immediately prior to the Effective Time (other than the Preferred Units to be cancelled and retired in accordance with Section 2.8(e)) shall be canceled, extinguished and automatically converted into the right to receive an amount equal to (i) its portion of the Closing Consideration, (ii) its portion of any post-closing adjustment to the Purchase Price, (iii) its portion of any funds from the Escrow Account distributed to the Members’ Representative on behalf of the Members and (iv) its portion of any Holdback Amounts not used by the Members’ Representative, in each case, without interest and in accordance with (A) the terms of this Agreement and the Escrow Agreement (as applicable), at the respective times and subject to the contingencies specified herein and therein and (B) the Distribution Waterfall.

(c) Common Units. Each Common Unit issued and outstanding immediately prior to the Effective Time, whether vested or unvested (other than the Common Units to be cancelled and retired in accordance with Section 2.8(e)), shall be canceled, extinguished and automatically converted into the right to receive an amount equal to (i) its portion of the Closing Consideration, (ii) its portion of any post-closing adjustment to the Purchase Price, (iii) its portion of any funds from the Escrow Account distributed to the Members’ Representative on behalf of the Members, and (iv) its portion of any Holdback Amounts not used by the Members’ Representative, in each case, without interest and in accordance with (A) the terms of this Agreement and the Escrow Agreement (as applicable), at the respective times and subject to the contingencies specified herein and therein and (B) the Distribution Waterfall.

(d) Junior Units. Each Junior Unit issued and outstanding immediately prior to the Effective Time, whether vested or unvested (other than the Junior Units to be cancelled and retired in accordance with Section 2.8(e)), shall be canceled, extinguished and automatically converted into the right to receive an amount equal to (i) its portion of the Closing Consideration, (ii) its portion of any post-closing adjustment to the Purchase Price, (iii) its portion of any funds from the Escrow Account distributed to the Members’ Representative on behalf of the Members, and (iv) its portion of any Holdback Amounts not used by the Members’ Representative, in each case, without interest and in accordance with (A) the terms of this Agreement and the Escrow Agreement (as applicable), at the respective times and subject to the contingencies specified herein and therein and (B) Distribution Waterfall.

(e) Treasury Units. Each Preferred Unit, Common Unit or Junior Unit that is owned by the Company (as treasury or otherwise) immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist and no payment shall be made with respect thereto.

2.9 Consideration. The aggregate consideration to be paid hereunder in respect of all Units of the Company shall equal the Purchase Price, subject to the terms and conditions of this Agreement.

2.10 Payment of Consideration at Closing. At the Closing, Parent shall:

(a) pay the Closing Consideration (which will be calculated for purposes of Closing based on the estimates of the Closing Cash Amount, the Closing Debt Amount, the Company Transaction Expenses (to the extent unpaid as of immediately prior to the Closing) and the Net Working Capital Adjustment Amount that are reflected on the Estimated Closing Statement delivered pursuant to Section 2.13(a)) to the Members’ Representative, subject to Section 2.12 below, for further payment to the Members, by wire transfer of immediately available funds to an account designated by the Members’ Representative;

(b) pay (or cause to be paid) on behalf of the Company or its Subsidiaries (as applicable) an aggregate amount equal to the Closing Debt Amount set forth on the Estimated Closing Statement to the Persons entitled thereto by wire transfers of immediately available funds in the amounts and to the accounts set forth in a written statement delivered by the Company to Parent at least two (2) Business Days prior to the Closing Date (provided that Parent shall be entitled to rely on such statement in making any such payments and Parent shall not be responsible for such calculations or the determinations regarding such calculations);

(c) deposit with the Escrow Agent the Escrow Amount, by wire transfer of immediately available funds, subject to the terms of the Escrow Agreement;

(d) pay (or cause to be paid) the Holdback Amount to the Members’ Representative, by wire transfer of immediately available funds, to the account designated in writing to by the Members’ Representative at least two (2) Business Days prior to the Closing Date; and

(e) pay (or cause to be paid) the Company Transaction Expenses on behalf of the Company and its Subsidiaries (to the extent unpaid as of the Closing) to the Persons entitled thereto by wire transfer of immediately available funds to the Persons (and their respective designated accounts) set forth in a written statement delivered by the Company to Parent at least three (3) Business Days prior to the Closing Date; provided, that Parent shall be entitled to rely on such statement in making any such payments and Parent shall not be responsible for such calculations or the determinations regarding such calculations; provided, further, that any portion of the Company Transaction Expenses that is compensatory shall be paid through the Surviving Corporation’s first full payroll (subject to applicable withholding Taxes) immediately following Closing to any applicable Persons.

2.11 Payoff Letters. In order to facilitate Parent’s repayment of the Closing Debt Amount in accordance with Section 2.10(b), not later than two (2) Business Days prior to the Closing, the Company shall obtain and deliver to Parent (a) customary payoff letters from those holders of Indebtedness for Borrowed Money set forth on Schedule 2.3(a)(v), which payoff letters shall (i) set forth the amount to be paid by Parent on the Closing Date, together with wire transfer instructions and (ii) evidencing that the payment of such amount would result in the full repayment, satisfaction, release and discharge of the Indebtedness for Borrowed Money, excluding contingent indemnification obligations which expressly survive termination, and (b) financing statements and other customary release documents or, in lieu thereof, customary undertakings reasonably satisfactory to the Parent (which undertakings shall authorize the

Company or its designee to (A) file applicable termination statements and other applicable release or discharge documents and (B) register applicable financing statements and other applicable release documents), providing for the release of all Liens on the Units, the Company and its Subsidiaries (and any of its or their assets or properties) relating to such Indebtedness for Borrowed Money.

2.12 Member Letter. Notwithstanding anything to the contrary contained in this Agreement, no Member shall be entitled to receive any consideration pursuant to this Agreement unless and until such Member has delivered a properly completed and duly executed Member Letter (including the general release of claims set forth therein) substantially in the form attached hereto as

EXHIBIT D (a “Member Letter”), to Parent, whether before or after Closing. No interest will be paid or will accrue on the cash payable upon surrender of any Member Letter for any period prior to the date such duly completed and validly executed Member Letter is delivered to Parent.

2.13 Estimated Closing Statement; Post-Closing Adjustment.

(a) Estimated Closing Balance Sheet and Estimated Closing Statement. No later than three (3) Business Days prior to the Closing Date, the Company shall cause to be prepared and shall provide to Parent an estimated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (the “Estimated Closing Balance Sheet”), together with a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s estimates of the Purchase Price, the Closing Cash Amount, the Closing Debt Amount, the amount of any Company Transaction Expenses that remain unpaid as of immediately prior to the Closing and the Net Working Capital Adjustment Amount. The Company shall not take any action outside of the ordinary course of business for the purpose of varying the amount of cash and cash equivalents, Indebtedness for Borrowed Money, or the components of Net Working Capital between the close of business on the date immediately preceding the Closing Date and the time of Closing. Prior to Closing, Parent and its representatives shall have the right to review and comment upon each such estimate. In connection therewith, the Company shall make its representatives reasonably available to Parent and its representatives during the three (3) Business Days referenced in the first sentence of this Section 2.13 to respond to any questions or reasonable requests that Parent may have with respect to the Estimated Closing Balance Sheet or the Estimated Closing Statement (including by making available to Parent and its representatives, during normal business hours, those members of senior management of the Company and its Subsidiaries who are familiar with the accounting and financial books and records of the Company and its Subsidiaries). The Estimated Closing Balance Sheet will be prepared on a basis consistent with the Applicable Accounting Principles, and the estimated Net Working Capital Adjustment Amount calculation reflected in the Estimated Closing Statement will be prepared on a basis consistent with the Working Capital Calculation Schedule and the definitions of Net Working Capital and Net Working Capital Adjustment Amount, in each case, as set forth herein.

(b) Closing Balance Sheet. Within one hundred and twenty (120) days after the Closing Date, Parent will, at Parent’s sole cost and expense, prepare, and will provide to the Members’ Representative, a balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (the “Proposed Closing Balance Sheet”), together with a written statement setting forth in reasonable detail Parent’s proposed final determination of the Purchase Price, the Closing Cash Amount, the Closing Debt Amount, the amount of all Company Transaction Expenses that remained unpaid as of immediately prior to the Closing and the Net Working Capital Adjustment Amount (the “Proposed Final Closing Statement”). The Proposed Closing Balance Sheet and the Proposed Final Closing Statement shall be prepared in accordance with the Applicable Accounting Principles. Parent and its Affiliates (including the Company) and their respective employees and accountants shall reasonably cooperate with the Members’ Representative and its accountants and other representatives in the Members’ Representative’s review of the Proposed Closing Balance Sheet and the Proposed Final Closing Statement (including by making available to the Members’ Representative for such purposes any employees of Parent and its Affiliates, including former members of the management of the Company and its Subsidiaries, who are familiar with the accounting and financial books and records of the Company and its Subsidiaries). For purposes of such review, Parent and its Affiliates shall provide the Members’ Representative and its accountants and other representatives reasonable access to the books and records of the Company and its Subsidiaries for such purpose.

(c) Dispute Notice. The Proposed Closing Balance Sheet and the Proposed Final Closing Statement will be final, conclusive and binding on the parties unless the Members’ Representative provides a written notice (a “Dispute Notice”) to Parent no later than the thirtieth (30th) day after delivery of the Proposed Closing Balance Sheet and the Proposed Final Closing Statement setting forth in reasonable detail (i) any item on the Proposed Closing Balance Sheet and/or the Proposed Final Closing Statement which the Members’ Representative disputes or otherwise believes has not been prepared in accordance with the Applicable Accounting Principles or this Agreement and (ii) the alternative amount calculated by the Members’ Representative with respect to such item in accordance with the Applicable Accounting Principles and this Agreement, and any items not so disputed shall be deemed final, conclusive and binding upon all parties in all respects.

(d) Resolution of Disputes. If the Members’ Representative delivers a Dispute Notice in accordance with Section 2.13(c), Parent and the Members’ Representative will attempt to resolve any matters raised in such Dispute Notice in good faith. If Parent and the Members’ Representative resolve the objections set forth in the Dispute Notice within twenty (20) Business Days after delivery of the Dispute Notice, the amounts agreed upon by them in writing shall be deemed final, conclusive and binding upon all parties in all respects. Beginning on the twentieth (20th) Business Day after delivery of the Dispute Notice, either Parent or the Members’ Representative may provide written notice to the other that it elects to submit the disputed items set forth in the Dispute Notice that remain unresolved to PricewaterhouseCoopers or another nationally recognized independent accounting firm chosen by mutual agreement of the Members’ Representative and Parent (the “Arbitrator”). The Arbitrator will promptly, in accordance with the rules set forth in the Arbitrator’s engagement letter and its customary practices, review those unresolved items and amounts set forth and objected to in the Dispute Notice and resolve all such unresolved disputed items (and only such unresolved disputed items set forth in the Dispute Notice) in accordance with this Agreement. In any such case, a single partner of the Arbitrator selected by the Arbitrator in accordance with its normal procedures and having expertise with respect to settlement of such disputes shall act for the Arbitrator in the determination proceeding, and such partner shall render a written decision with respect to such unresolved disputed items, including a statement in reasonable detail of the basis for its decision. The Arbitrator’s determination shall be based solely on the submissions and supporting materials provided by Parent and the Members’ Representative in accordance with the terms, definitions and procedures set forth in this Agreement (i.e., not on the basis of an independent review). In resolving any unresolved disputed item, the Arbitrator may not assign a value to any item greater than the maximum value for such item claimed by either Parent in its calculation pursuant to Section 2.13(b) or the Members’ Representative in its Dispute Notice or less than the minimum value for such item claimed by either such party therein. The fees and expenses of the Arbitrator shall be allocated to be paid by Parent, on the one hand, and the Members’ Representative, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Arbitrator.

The decision of the Arbitrator with respect to each of the disputed items of the Proposed Closing Balance Sheet and/or the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the parties. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Arbitrator (including by executing a customary engagement letter reasonably acceptable to the Arbitrator and the parties) and to cause the Arbitrator to resolve any such dispute as soon as practicable after the commencement of the Arbitrator’s engagement.

(e) Adjustment Payment. Promptly, and in any event no later than the fifth (5th) Business Day after the final determination of the Purchase Price, the Closing Cash Amount, the Closing Debt Amount, the amount of any Company Transaction Expenses that were unpaid as of immediately prior to Closing and the Net Working Capital Adjustment Amount in accordance with this Section 2.13:

(i) if the Purchase Price, as finally determined pursuant to this Section 2.13 exceeds the estimated Purchase Price reflected on the Estimated Closing Statement and used for purposes of the Closing Consideration payment pursuant to Section 2.10, then Parent will pay by wire transfer of immediately available funds to the Members’ Representative such excess, for further payment to the Members; and

(ii) if the estimated Purchase Price reflected on the Estimated Closing Statement and used for purposes of the Closing Consideration payment pursuant to Section 2.10 exceeds the Purchase Price, as finally determined pursuant to this Section 2.13, then Parent shall be entitled to recover such excess from the Escrow Account pursuant to the terms of the Escrow Agreement. If, following the recovery of such excess from the Escrow Account by Parent, there remains any funds in the Escrow Account in excess of $4,000,000, then the Members’ Representative shall be entitled to recover such excess from the Escrow Account on behalf of the Members pursuant to the terms of the Escrow Agreement.

(f) Tax Treatment. The parties will treat any adjustment payment received pursuant to Section 2.13(e) as an adjustment to the Purchase Price for Tax purposes to the extent permitted by applicable Legal Requirements.

(g) Withholding. Each of Parent, the Company and Merger Sub shall be entitled to deduct and withhold from amounts otherwise payable under this Agreement such amounts, if any, that are required to be deducted and withheld with respect to any such payments under the Code or any provision of state, local or foreign law. Parent shall, to the extent reasonably practicable, provide to the Members’ Representative written notice detailing any amounts required to be deducted or withheld from any amount payable under this Agreement at least three (3) Business Days prior to the Closing. Amounts deducted or withheld pursuant to this Section 2.13(g) and properly remitted to the applicable taxing authority shall be treated as having been paid to or on behalf of the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedules delivered to Parent by the Company (collectively, the “Company Disclosure Schedules”):

3.1 Organization, Power, Standing and Authority.

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the Legal Requirements of the State of Delaware. The Company has all requisite limited liability company power and authority to own or lease its properties and to carry on the Business as currently conducted. The Company is duly qualified or licensed to do business as a foreign limited liability company, and is in good standing (to the extent such concept is applicable) as such, in each jurisdiction in which it is required to be so qualified and licensed, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Each Subsidiary of the Company was duly formed, validly existing and in good standing under the Legal Requirements of its state or province of incorporation or formation. Each such Subsidiary has all requisite corporate (or limited liability company or equivalent) power and authority to own or lease its properties and to carry on the Business as currently conducted. Each such Subsidiary of the Company is duly qualified or licensed to do business as a foreign limited liability company, and is in good standing (to the extent such concept is applicable) as such, in each jurisdiction in which it is required to be so qualified and licensed, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

(c) The board of directors of the Company has, by resolutions duly adopted at a meeting duly called and held (which resolutions have not been subsequently rescinded or modified in any way), (i) determined the Merger to be advisable, (ii) approved this Agreement, the Ancillary Agreements to which the Company is a party, and the transactions contemplated hereby and thereby, including the Merger, (iii) determined that in its opinion this Agreement, the Ancillary Agreements to which the Company is a party and all transactions contemplated hereby and thereby, including the Merger, are in the best interests of the Company and the Members and are on terms that are fair to the Company and the Members, and (iv) has recommended that the Members approve this Agreement, the Ancillary Agreements to which the Company is a party and the Merger and has directed that this Agreement be submitted to the Members for their approval and adoption.

3.2 Validity of Agreement. The Company has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. Except with respect to the Requisite Member Approval, the execution, delivery and performance by the Company of this Agreement and any Ancillary Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

3.3 Governmental Authorizations. Except for such filings as may be required under the HSR Act, the Competition Act and/or the Investment Canada Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and where the failure to obtain any such consent, approval, authorization, permit, waiver or order or to make any such filing would not have a Material Adverse Effect, no action by (including the granting of any consent, approval, authorization, permit, waiver or order), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

3.4 Non-Contravention. Except as would not have a Material Adverse Effect, neither the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby by the Company will:

(a) violate any Legal Requirement (assuming the taking of all required actions under, and the making of all required filings pursuant to, the HSR Act and/or the Competition Act) or any Governmental Order applicable to the Company or its Subsidiaries or any of the terms, conditions or provisions of any Governmental Order applicable to the Company or its Subsidiaries; or

(b) conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or create in any Person a right of termination, acceleration, modification or cancellation under, or require any action by (including any authorization, consent or approval) or notice to, any Person, or require any offer to purchase or prepayment of any indebtedness or other liability under, or result in the creation of any Lien (other than Permitted Liens) upon or forfeiture of any of the rights, properties or assets of the Company or its Subsidiaries under, (i) any Company Contract, Company Lease or Company Permit, or (ii) the Organizational Documents of the Company or its Subsidiaries.

3.5 Capitalization of the Company; Subsidiaries.

(a) The Units constitute all of the authorized and outstanding limited liability company interests of the Company and are owned, beneficially and of record, as set forth on Schedule 3.5(a). With respect to the Junior Units, Schedule 3.5(a) shall also include the number of vested Junior Units held by each such holder, the date of grant or issuance, the vesting schedule (including any vesting acceleration terms) and an indication whether an election under Section 83(b) of the Code was timely filed. Each holder of Units has good title to all Units set forth opposite such holder’s name on Schedule 3.5(a), free and clear of any Liens (other than those arising under the Company’s Organizational Documents or applicable securities laws). The Units (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) not subject to any preemptive rights created by statute, the Company’s Organizational Documents or any agreement to which the Company is a party or bound and (iii) were issued in compliance with applicable Legal Requirements. Except for the Units, there are no outstanding limited liability company interests or other equity or profit interests of any kind of the Company or any outstanding subscriptions, options, warrants, commitments, calls, rights or convertible, exercisable or exchangeable securities or any other agreements, instruments or rights (contingent or otherwise) in effect to which the Company is a party or by which the Company is bound which would obligate the Company to issue, deliver, redeem, purchase, repurchase or sell any additional limited liability company interests or other equity or profit interests of any kind in the Company. There are no outstanding stock appreciation rights, phantom stock, profit participation or similar rights with respect to the Company. There are no trusts, agreements, commitments, undertakings, understandings, proxies or other restrictions to which the Company is a party which directly or indirectly restrict or limit in any manner, or otherwise relate to, the voting, sale or other disposition of any of the Units. The Junior Units are “profits interests” within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343. The Company has made available to Parent a true, accurate and complete copy of the Organizational Documents of the Company, each as in effect on the date hereof. All distributions, dividends, repurchases and redemptions of the Units (or other equity interests of the Company) were undertaken in compliance with the Company’s Organizational Documents then in effect, any agreement to which the Company then was a party or bound and in compliance with applicable Legal requirements.

(b) The Company does not own, or have any interest in any shares of capital stock or other equity interests of, or have an ownership interest in, any Person. Schedule 3.5(b) sets forth a true and complete list of the Subsidiaries of the Company and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized. The Company beneficially owns all of the issued and outstanding equity of the Subsidiaries set forth on such Schedule free and clear of all Liens (other than those arising under applicable securities laws). All of such equity interests (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are not subject to any preemptive rights created by statute, any of the Company’s or its Subsidiaries’ Organizational Documents or any agreement to which the Company or any of its Subsidiaries is a party or bound and (iii) were issued in compliance with applicable Legal Requirements. Except for the equity of the Subsidiaries owned by the Company, there are no outstanding or authorized shares of capital stock, units, membership, or other equity or profit interests of any kind in any Subsidiary of the Company and there are no outstanding subscriptions, options, warrants, calls, rights or convertible, exercisable or exchangeable equity securities or any other agreements or other instruments in effect to which the Company or any Subsidiary of the Company is a party or bound which would obligate the Company or any of its Subsidiaries to issue, deliver, redeem, purchase, repurchase or sell any additional shares of capital stock, units, membership, or other equity or profit interests of any kind in any Subsidiary of the Company. There are no trusts, agreements, commitments, undertakings, understandings, proxies or other restrictions to which the Company or any of its Subsidiaries is a party which directly or indirectly restrict or limit in any manner, or otherwise relates to, the voting, sale or other disposition of any of the equity of any Subsidiary of the Company. There are no outstanding stock appreciation rights, phantom stock, profit participation or similar rights with respect to any Subsidiary of the Company. The Company has made available to Parent a true, accurate and complete copy of each of the Organizational Documents of each Subsidiary of the Company, each as in effect on the date hereof.

(c) The Company has made available to Parent correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings, consents or actions of the Members, stockholders, board of directors or managers, as applicable, of the Company held, given or taken since January 1, 2015. Such minutes contain accurate and complete records of the meetings and actions taken by the foregoing Persons.

3.6 Financial Statements; Undisclosed Liabilities; Records.

(a) Attached hereto as Schedule 3.6(a) are copies of each of the following:

(i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows, in each case, for the fiscal year then ended (such statements, including the related notes and schedules thereto, the “2016 Year-End Financials”);

(ii) the audited consolidated balance sheet of Precision Partners Holding Company as of December 31, 2015 and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows, in each case, for the fiscal year then ended (such statements, including the related notes and schedules thereto, together with the 2016 Year-End Financials, the “Year-End Financials”); and

(iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of April 2, 2017 (such balance sheet, the “Balance Sheet” and the date thereof, the “Balance Sheet Date”), and the related unaudited statements of income, stockholders’ equity and cash flows, in each case, for the three-month period ending on that date (the “Interim Financials” and together with the Year-End Financials, the “Financial Statements”).

(b) Each of the Financial Statements (i) is derived from the books and records of the Company and its Subsidiaries and (ii) fairly presents in all material respects the financial position of the Company and its Subsidiaries as at the respective dates thereof and the results of the operations of the Company and its Subsidiaries for the respective periods covered thereby in accordance with GAAP consistently applied throughout the periods indicated therein (subject to the absence of footnote disclosures and, in the case of the Interim Financials, to normal year-end adjustments consistent with past practices of the Company).

(c) Except as would not have a Material Adverse Effect, none of the Company or any of its Subsidiaries has any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP except for those (i) Liabilities specifically reflected in, fully reserved against or otherwise described in the Balance Sheet or the notes thereto, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date or (iii) Liabilities disclosed on Schedule 3.6(c).

(d) The books, records, accounts and other documents relating to the Business, (i) have been maintained in all material respects in accordance with sound business practices and all Legal Requirements, (ii) are in the possession of the Company and (iii) do not contain any material inaccuracies or discrepancies. The Company has not received any written notice that any such books, records, accounts or other documents are materially incorrect or should be rectified in any material respect.

(e) The Company and its Subsidiaries have no Indebtedness for Borrowed Money, and there are no payments due and owing by the Company or its Subsidiaries to any director, officer or employee of the Company or any of its Subsidiaries in connection with or as a result of the consummation of the transactions contemplated by this Agreement.

3.7 Title to and Condition of Assets.

(a) Except for assets which have been sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date, the Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of the tangible assets and properties reflected on the Balance Sheet, free and clear of all Liens (other than Permitted Liens).

(b) The tangible assets and properties owned, leased or licensed by the Company and its Subsidiaries are in all material respects sufficient for the operation of the Business in the manner conducted by the Company and its Subsidiaries on the date hereof, and no Related Party has any leasehold, license, possessory or other ownership interest in any tangible assets or properties used in connection with the Business. The tangible assets and properties of the Company and its Subsidiaries are in good operating condition and repair, and are in all material respects adequate for the uses to which they are being put, and none of such assets and properties is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

3.8 Licenses, Permits, Compliance with Legal Requirements. Except for such violations as would not have a Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and, for the last three (3) years, has been in compliance with all Legal Requirements applicable to the Company or its Subsidiaries or any of their respective assets and properties and (ii) none of the Company or its Subsidiaries has received, at any time during the prior three (3) years, any written notice from any Governmental Authority regarding a violation of, or failure to comply with, any term or requirement of any Legal Requirement. The Company and its Subsidiaries hold all material licenses, permits, franchises and other material authorizations under any Legal Requirement that are necessary to conduct the Business as presently conducted (the “Company Permits”). Each Company Permit is valid and in full force and effect, and no Action is pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) relating to the revocation or limitation of any of the Company Permits. Each of the Company and its Subsidiaries is in compliance with all Company Permits in all material respects. Schedule 3.8 sets forth a list of all Company Permits.

3.9 Real Property.

(a) Schedule 3.9(a) sets forth a list of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”).

(b) The Company and its Subsidiaries have good and marketable fee simple title, free and clear of all Liens (other than Permitted Liens), to the Owned Real Property.

(c) The Owned Real Property and the current use of it comply with applicable Legal Requirements in all material respects, and no written notice of violation of any applicable Legal Requirements or of any covenant, restriction or easement affecting the Owned Real Property or any part of it or with respect to the use or occupancy of the Owned Real Property or any part of it has been given by any Governmental Authority having jurisdiction over the Owned Real Property or by any other Person entitled to enforce the same.

(d) There are no pending or, to the Knowledge of the Company, threatened condemnation or expropriation Actions that would result in the taking of all or any part of the Owned Real Property or that would adversely affect the current use of the Owned Real Property or any part of it.

(e) The Improvements on the Owned Real Property are located wholly within the boundaries of the Owned Real Property and do not encroach upon any registered or unregistered easement or right of way affecting the Owned Real Property, and there is no encroachment onto the Owned Real Property by buildings or Improvements from any adjoining lands.

(f) The Owned Real Property does not contain any Hazardous Substance except in accordance with applicable Legal Requirements.

(g) There are no local improvement charges or special levies or governmental, municipal or other assessments outstanding in respect of the Real Property and neither the Company nor any Subsidiary has received any written notice of proposed local improvement charges or special levies.

(h) All utilities currently required for the operation of the Business in the ordinary course of business from the Owned Real Property are sufficient for the operation of the Owned Real Property for purposes of the Business and, to the Knowledge of the Company, no such utilities connect to the Owned Real Property through adjoining private land.

(i) There is nothing owing by the Company or any Subsidiary in respect of the supply to the Owned Real Property or the use by it in respect of the Owned Real Property of water, gas, electrical power or energy, steam or hot water or other utilities (except for current accounts the payment dates of which have not yet passed).

(j) No part of the Owned Real Property has been designated or is threatened to be designated or identified pursuant to applicable Legal Requirements for the regulation as a floodplain by any conservation authority.

(k) Each parcel of the Owned Real Property has full and free, legally enforceable access to and from public highways, which access is sufficient for the purposes of the operation of the Business in the ordinary course of business, and the Company has no Knowledge of any fact or condition that would result in the interruption or termination of such access.

(l) The Company has not received written notice and has no Knowledge of any work orders, deficiency notices or other similar notices of non-compliance issued by any Governmental Authorities or otherwise with respect to the Owned Real Property that are outstanding requiring or recommending that work or repairs in connection with the Owned Real Property or any part thereof are necessary, desirable or required.

(m) Schedule 3.9(m) sets forth a list of all real property leased or subleased by the Company or its Subsidiaries as of the date hereof (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). Schedule 3.9(m) also identifies each lease or sublease under which such Leased Real Property is occupied by the Company or any of its Subsidiaries (the “Company Leases”). The Company and its Subsidiaries have good and valid leasehold interests to the Leased Real Property free and clear of all Liens (other than Permitted Liens). Each Company Lease is in full force and effect and is the legal, valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company or such Subsidiary, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity). No breach or default by the Company or any of its Subsidiaries, as applicable, under any Company Lease has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default. To the Knowledge of the Company, no breach or default by any other Person under any Company Lease has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default. Neither the Company nor its Subsidiaries have received or delivered any written notices of default. The Company has made available to Parent true, accurate and complete copies of each Company Lease (including any amendments, renewals, guaranties, and any material related documents).

(n) There are no leases, subleases, licenses, concessions, occupancy agreements or other Contracts to which the Company or its Subsidiaries are a party granting to any other Person the right of use or occupancy of the Real Property, and there is no Person other than the Company and its Subsidiaries in possession of the Real Property.

(o) No condemnation or expropriation Action is pending or, to the Knowledge of the Company, threatened, that would preclude or materially impair the use of any Leased Real Property.

(p) The Company or its Subsidiaries, as the case may be, has obtained from mortgagees of landlords of property subject to a Company Lease the subordination, non-disturbance and attornment agreements set forth on Schedule 3.9(p).

(q) To the Knowledge of the Company, the current use of each property subject to a Company Lease complies with applicable Legal Requirements.

(r) All payment obligations set forth under (i) Section 7.2 of the agreement of purchase and sale dated as of October 2, 2014 by and among The Electromac Group Inc., Cannon Automotive Solutions – Bowling Green, Inc., and LCN Windsor, Inc. (the “2014 PSA”); (ii) Section 7.2 of the agreement of purchase and sale dated as of February 22, 2017 by and among Fleetwood Property Inc., Cannon Automotive Solutions – Bowling Green, Inc., AGNL Punch, L.L.C., and AGNL Punch Canada L.L.C. (the “2017 PSA”); and (iii) Sections 12(a) and 29 of the lease agreements dated as of February 22, 2017 by and between (y) AGNL Punch, L.L.C. and Fleetwood Metal Industries, LLC for 162 Gene E. Stewart Blvd., Sylacauga, Alabama and (z) AGNL Punch Canada Nominee Corp., Continental Tool & Die, Inc. and Fleetwood Metal Industries, Inc. with respect to the Tillsonburg, Ontario and Tecumseh, Ontario properties (collectively with the 2014 PSA and the 2017 PSA, the “AGNL Sale Leaseback Agreements”) have been satisfied in full, and no further amounts are due and owing or may be due and owing. There are no currently outstanding payment Liabilities relating to the 2014 PSA, 2017 PSA or the AGNL Sale Leaseback Agreements, including any amounts payable pursuant to third-party or transaction expense provisions or indemnity obligations.

(s) The Lease dated August 31, 2016 between Cannon Automotive Solutions—Bowling Green, Inc., and Fleetwood Metal Industries, LLC (f/k/a Fleetwood Metal Industries Corporation) relating 162 Gene E. Stewart Blvd., Sylacauga, Alabama, USA has been terminated and there is no existing or surviving Liability for the Company or its Subsidiaries thereunder.

3.10 Litigation. (a) There is no Action pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, and (b) neither the Company nor any of its Subsidiaries is subject to any Governmental Order.

3.11 Intellectual Property Rights.

(a) Schedule 3.11(a) lists all Intellectual Property owned by the Company or its Subsidiaries consisting of registrations and applications for (i) Patents, (ii) Trademarks, (iii) Copyrights, (iv) Internet domain names and (v) Software, and in each case lists the owner of record for each such item, the relevant jurisdiction and the registration or application date, as applicable. All Intellectual Property required to be disclosed in Schedule 3.11(a) is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) The Company or one of its Subsidiaries (i) solely and exclusively own all right, title and interest in and to all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Company Owned Intellectual Property”), and (ii) have a valid and enforceable right to use, under a written license agreement, all other Intellectual Property used in or necessary and sufficient for the operation of the Business (collectively with the Company Owned Intellectual Property, the “Company Intellectual Property”), in each case free and clear of all Liens (other than Permitted Liens), it being understood that this representation and warranty shall not be deemed to be a representation and warranty as to non-infringement, which is addressed in Section 3.11(d).

(c) Schedule 3.11(c) lists all Contracts to which the Company or its Subsidiaries are bound as of the date hereof relating to the development, ownership, licensing or use of Patents, Trademarks, Copyrights, Software (other than inbound licenses to readily commercially available computer software programs that are available under “shrink wrap,” “off the shelf” or other comparable standard form terms for a license fee of less than $25,000 in the aggregate) and Trade Secrets, in each case which are material to the Business (collectively, the “Company Licenses”). Each Company License is the legal, valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, the other parties thereto, enforceable by the Company or such Subsidiary, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity). No breach or default by the Company or any of its Subsidiaries under any Company License has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default, other than such breaches and defaults as would not have a Material Adverse Effect. To the Knowledge of the Company, no breach or default by any other Person under any Company License has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default, other than breaches and defaults which would not have a Material Adverse Effect. The Company has made available to Parent true, accurate and complete copies of each written Company License.

(d) Except as would not reasonably be expected to be material to the Business: (i) the conduct and operation of the Business, and the products and services of the Business, have not, since December 23, 2013, infringed, misappropriated or otherwise violated, and do not infringe, misappropriate, or otherwise violate any Intellectual Property right of any third party, and none of the Company or its Subsidiaries has received written notice that the conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party (other than notices related to products resold by the Company or any of its Subsidiaries that are sent to suppliers for defense and indemnification in the ordinary course of business), (ii) to the Knowledge of the Company, the Intellectual Property owned by the Company and its Subsidiaries is not being infringed, misappropriated or otherwise violated by any third party, nor has been infringed, misappropriated, or otherwise violated since December 23, 2013, and (iii) no Action or other proceeding (including cancellation, opposition, re-examination, or the like) is pending or, to the Knowledge of the Company, threatened in writing, which challenges the legality, validity, enforceability, use or ownership of the Intellectual Property owned by the Company or its Subsidiaries and, to the Knowledge of the Company, there are no facts or circumstances that would form the basis for any such challenge. The Company or its Subsidiaries have the right to bring actions for infringement, misappropriation, unauthorized use, or other violation of the Company Owned Intellectual Property.

(e) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality and value of all the Trade Secrets included in the Company Owned Intellectual Property. The Company and its Subsidiaries have executed valid and enforceable written agreements with each of their past and present employees, consultants and independent contractors pursuant to which each such Person (i) has presently assigned to the Company or its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company and its Subsidiaries and (ii) has agreed to hold all material Trade Secrets of the Company and its Subsidiaries in confidence both during and after such Person’s employment or retention, as applicable. To the Knowledge of the Company, no party is in default or breach of any such agreements.

(f) The Company or its Subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the Business (the “Company IT Systems”). The Company IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Business as currently conducted, without material disruptions, adverse effects on the functionality of the Company IT Systems, or any program, code, algorithm or device that would enable or assist any Person to access the Company IT Systems without appropriate authorization. No source code for any software owned by the Company (“Company Software”) has been delivered, licensed, or made available to any escrow agent or other third party; and neither the Company nor its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any such Company Software to any escrow agent or other third party. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, result in the delivery, license, or disclosure of any source code for any such Company Software to any other third party. The Company or its Subsidiaries has in its possession the source code and related technical and other information required to enable employees or third parties with appropriate skills and knowledge in the industry to maintain and support the Company Software.

(g) No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Company Owned Intellectual Property where, as a result of such funding or the use of such facilities, such entity has any rights in such Company Owned Intellectual Property.

(h) The consummation of the transactions contemplated by this Agreement will not impair the Company’s or its Subsidiaries ability to utilize the Intellectual Property in a manner consistent with the past practice of the Company or its Subsidiaries.

3.12	Contracts.

(a) Set forth on Schedule 3.12(a) is a true and complete list of all of the Contracts, together with all material amendments and supplements thereto, of the following types to which the Company or any of its Subsidiaries is a party or is bound or to which any of the Company’s or any of its Subsidiaries’ assets or properties are subject (collectively, the “Company Contracts”) as of the date hereof:

(i) any Contract which (A) is an employment, independent contractor or consulting agreement with employees, independent contractors or consultants involving aggregate compensation payable in excess of $200,000 in the most recently completed fiscal year, (B) provides for change-in-control or retention payments in excess of $25,000, or (C) provides for termination or severance payments in excess of $5,000;

(ii) any Contract relating to an interest rate, derivative or hedging transaction;

(iii) any collective bargaining agreement, labor agreement or other agreement with any labor union, trade union, employee association or similar entity;

(iv) any Contract with any current or former officer, director, manager, equityholder, employee or Affiliate of the Company or any of its Subsidiaries, or in each case, any member of such Person’s immediate family (other than an agreement with respect to compensation) or any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the fully-diluted equity interests of the Company (other than any Contract between the Company and a Subsidiary or between a Subsidiary and another Subsidiary);

(v) any Contract (A) purporting to restrict or prohibit the Company, its Subsidiaries or any of their respective Affiliates from competing in any line of business, market or geographical area or with any Person or from hiring or soliciting any Person for employment, (B) purporting to restrict or prohibit any other Person from competing with the Company or any of its Subsidiaries in any line of business, market or geographical area or restricting the solicitation or hiring of any Person with respect to employment, (C) with any of the Top 10 Customers or Top 10 Suppliers containing any “most favored nations” terms and conditions granted by the Company or any of its Subsidiaries or any put, call, exclusivity, right of first refusal or right of first offer, minimum purchase requirement or similar right granted by the Company or any of its Subsidiaries, or (D) otherwise limiting or restricting, or purporting to limit or restrict, competition, or providing exclusivity with respect to the Company’s, its Subsidiaries’ or any of their respective Affiliates’ operation of the Business or the Company’s or its Subsidiaries’ ability to engage, compete or participate in any line of business, market or geographical area during any period of time, including any obligation to partner with a particular Person or any limitation on the manner or locations in which it may engage in any business;

(vi) any Contract relating to the acquisition (by merger, purchase of securities or assets or otherwise) or disposition by the Company or any of its Subsidiaries of, or Contracts relating to the investment in, any operating business or material assets or the capital stock or ownership interests, in each case, of any other Person;

(vii) any Contract involving commitments to make material capital expenditures or which provide for the purchase of material goods or services by the Company or any of its Subsidiaries, in each case, other than pursuant to the Company’s capital expenditure budget, a copy of which has been made available to Parent prior to the date hereof;

(viii) any Contract pursuant to which the Company and its Subsidiaries makes or receives annual payments, in the aggregate, in excess of $5,000,000;

(ix) any Governmental Order, settlement or agreement with any Governmental Authority (other than Permits), in each case, that is material to the Business;

(x) any Contract with any of the Top 10 Customers or Top 10 Suppliers under which the Company or its Subsidiaries has continuing express and material indemnification obligations to any third Person;

(xi) any Contract with any of the Top 10 Customers or Top 10 Suppliers;

(xii) any Contract for the sale of any material assets of the Company or its Subsidiaries, taken as a whole, other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any material assets;

(xiii) any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or a lessee of any property, personal or real, or holds or operates any tangible personal property owned by another Person, except for any leases of personal property under which the aggregate annual rent or lease payments do not exceed $50,000;

(xiv) any agreement, commitment or other Contract under which the Company or any of its Subsidiaries has any Indebtedness for Borrowed Money;

(xv) any Contract for joint ventures, strategic alliances, partnerships, or similar agreements; and

(xvi) any Company Licenses.

(b) Each Company Contract is a legal, valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, is in full force and effect and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company or such Subsidiary, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity). No breach or default by the Company or any of its Subsidiaries under any Company Contract has occurred and is continuing (and, none of the Company or any of its Subsidiaries has received any written allegation of any such breach or default and, to the Knowledge of the Company, none of the Company or any of its Subsidiaries is otherwise alleged to be in breach or default thereunder) and neither the Company nor its Subsidiaries have provided or received any written notice of any intention to terminate, and no event has occurred which with notice or lapse of time (or both) would constitute a material breach or default, under a Company Contract. To the Knowledge of the Company, no breach or default by any other Person under any Company Contract has occurred and is continuing, and no event has occurred which with notice or lapse of time (or both) would constitute a material breach or default, under a Company Contract. The Company has made available to Parent true, accurate and complete copies of each Company Contract.

3.13 Change in Condition. From the Balance Sheet Date through the date of this Agreement (a) no event, occurrence, development or change has occurred that has had a Material Adverse Effect, and (b) the Company and its Subsidiaries have in all material respects conducted the Business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, since the Balance Sheet Date to and including the date of this Agreement, neither the Company nor any of its Subsidiaries has:

(i) amended its Organizational Documents or taken any action with respect to any such amendment or adopted or carried out any plan of complete or partial liquidation or dissolution;

(ii) authorized, issued, pledged, encumbered, sold, granted or otherwise disposed of any shares of capital stock, units, membership, or other equity or profits interests of any kind in the Company or any of its Subsidiaries (including any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any capital stock, units, membership, or other equity or profits interests of any kind in the Company or any of its Subsidiaries) or entered into any agreement with respect thereto or made any changes (by recapitalization, reclassification, stock dividend, stock split, combination, reorganization or otherwise) in the capital structure of, the Company or any of its Subsidiaries;

(iii) (A) made any declaration or payment of or set aside funds for any dividend or other distribution, payable in cash, assets, equity interests, property or otherwise, or made any other payment on or with respect to its Units or made any distribution of property to any Person (other than to the Company or any of its Subsidiaries) or (B) repurchased, redeemed, or otherwise acquired any of its equity or debt securities;

(iv) become liable in respect of any guarantee of Indebtedness for Borrowed Money or incurred, assumed or otherwise become liable in respect of any Indebtedness for Borrowed Money (other than in the ordinary course of business);

(v) (A) merged or consolidated with any Person, (B) acquired by merging or consolidating with, or by purchasing a substantial portion of the equity interests or assets of, any Person or division thereof or otherwise acquired or licensed any assets, properties or equity interests outside of the ordinary course of business or (C) made any loans, capital contributions or advances of any money or other property to, or made any investment in, any Person;

(vi) created any Lien (other than Permitted Liens) over any of its material assets or sold, leased, licensed, sublicensed, assigned, transferred, divested, canceled, abandoned, disposed of or allowed to lapse or expire any Company Permits, licenses, operations, rights, product lines, businesses, or interests therein of the Company or any of its Subsidiaries that are material to the Business (other than sales of inventory in the ordinary course of business);

(vii) entered into, assumed, assigned, canceled, terminated, renewed, modified, released or amended, in whole or in part, any of its rights or interests under any Company Contract (other than in the ordinary course of business), or contract that would be a Company Contract if in effect on the date hereof, or assigned, compromised, released or waived any rights thereunder, or entered into any Contract outside of the ordinary course of business;

(viii) paid, discharged or satisfied any material liabilities, other than in the ordinary course of business, or waived, cancelled or assigned any claims or rights of substantial value, other than in the ordinary course of business;

(ix) suffered any material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting any material asset;

(x) made any material capital expenditure (or material series of related capital expenditures) other than pursuant to the Company’s capital expenditure budget, a copy of which has been made available to Parent prior to the date hereof;

(xi) (A) increased any benefits under any Company Plan or Foreign Company Multiemployer Group Benefit Plan or increased the compensation payable or paid, whether conditionally or otherwise, to any employee, officer, director or consultant of the Company or its Subsidiaries (other than any increase adopted in the ordinary course of business or any increase in benefits or compensation required pursuant to applicable Legal Requirements or the terms of an existing Company Plan or Foreign Company Multiemployer Group Benefit Plan or an existing employment, consulting, indemnification, change of control, severance or similar agreement with any current or former director, officer, employee, independent contractor or consultant), (B) accelerated the vesting or payment of any compensation or benefit to any current or former employee, officer, director, independent contractor or consultant, (C) hired or promoted any Person, other than in the ordinary course of business, (D) terminated or demoted any Person, other than in the ordinary course of business, or (E) adopted, modified or terminated any Company Plan or commenced or terminated participation in a Foreign Company Multiemployer Group Benefit Plan or arrangement that would be a Company Plan if in effect on the date of this Agreement (other than as required under applicable Legal Requirements or the terms of the applicable Company Plan or Foreign Company Multiemployer Group Benefit Plan);

(xii) made any change in its methods of accounting or accounting practices other than changes required by GAAP or Governmental Authorities;

(xiii) made, changed or revoked any Tax election, changed any Tax accounting method or period, filed any amended Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in prior periods, settled or compromised any claim with respect to Taxes, entered into an agreement with respect to Taxes, requested any ruling or similar guidance with respect to Taxes, or surrendered any right to a Tax refund;

(xiv) settled or compromised any pending or threatened Action (A) involving an amount individually in excess of $250,000 or in the aggregate in excess of $1,000,000 or the imposition of injunctive or equitable relief against the Company or any of its Subsidiaries, or (B) that would otherwise by material to the Company and its Subsidiaries, taken as a whole; or

(xv) authorized, entered into any Contract or make any legally binding commitment to do any of the things referred to in Sections 3.13(i) through 3.13(xiv) above.

3.14 Tax Matters.

(a) All Tax Returns that are required to be filed by or on behalf of the Company or any of its Subsidiaries have been duly and timely filed (giving effect to any applicable extensions) and such Tax Returns are true, correct and complete in all material respects. All Taxes required to be paid by the Company or any of its Subsidiaries (whether or not shown as due on such Tax Returns) have been timely paid in full.

(b) Each of the Company and each of its Subsidiaries has withheld from each payment made to any Person, including any of its present or former employees, officers and directors, all amounts required by applicable Legal Requirements to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Each of the Company and each of its Subsidiaries has remitted all required Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of employees to the appropriate Governmental Authority within the time required under applicable Legal Requirements.

(c) There are no outstanding Liens (other than Permitted Liens) for Taxes upon the assets of the Company or its Subsidiaries.

(d) No written claim or notice of inquiry has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(e) Neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority, other than any such extensions that are no longer in effect.

(f) The Company has made available to Parent true, correct and complete copies of (i) all income Tax Returns filed by the Company and its Subsidiaries for all taxable periods ended on or after June 30, 2014 and (ii) any audit report issued within the last three (3) years relating to any income or other material Taxes due from or with respect to the Company and its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Section 1.6011-4(b)(2) Treasury Regulations.

(h) Neither the Company nor any of its Subsidiaries (i) is the subject of (A) any private letter ruling of the IRS or comparable rulings of any taxing authority, (B) any Tax exemptions, Tax holidays or Tax reduction agreements or arrangements or (C) any closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements, or (ii) is a party to or bound by any Tax allocation, sharing or indemnity agreement, other than an agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes and other than the Electromac Purchase Agreement and the Fleetwood Purchase Agreement (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(i) Neither the Company nor any of its Subsidiaries will be required to include in a Post-Closing Tax Period any taxable income attributable to any amounts that accrued in a Pre-Closing Tax Period but were not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude any deduction the recognition of which was accelerated from a Post-Closing Tax Period to a Pre-Closing Tax Period) as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) change in method of accounting for any Pre-Closing Tax Period, including under Section 481(a) of the Code or any similar Legal Requirements, or use of an improper method of accounting for any Pre-Closing Tax Period, (iii) prepaid or deferred amounts received prior to the Closing, (iv) election pursuant to Section 108(i) of the Code, or (v) revenue that was received in a prior taxable period but that was not included in taxable income for that or another prior taxable period or that was the subject of an offsetting deduction in the nature of a reserve claimed in a Pre-Closing Tax Period.

(j) Neither the Company nor any of its Subsidiaries has (i) a permanent establishment, (ii) engaged in a trade or business or (iii) engaged in any transaction subject to Tax, in each case, in a country other than its country of organization.

(k) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group filing a consolidated federal income Tax Return or any comparable Tax Return for state, local or non-U.S. Legal Requirements (other than a group the common parent of which is the Company or any of its Subsidiaries), or (ii) any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Legal Requirements), as a transferee or successor, by contract (other than any contract entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), by assumption or otherwise.

(l) There is no Action, Tax audit, examination or similar proceeding or notice of inquiry concerning any income or other material Tax of the Company or its Subsidiaries pending or in progress. No taxing authority has given written notice of any intention to commence such an Action, Tax audit, examination or similar proceeding or to assess or reassess the Company or any of its Subsidiaries in respect of Taxes (regardless of the merits of such proceeding, assessment or reassessment). All deficiencies, assessments or reassessments made as a result of any Action, Tax audit, examination or similar proceeding payable by the Company or its Subsidiaries have been timely paid. There are no outstanding issues with respect to Taxes which have been raised and communicated in writing to the Company or any of its Subsidiaries by any Governmental Authority.

(m) Schedule 3.14 sets forth the U.S. federal income tax classification of the Company and each of its Subsidiaries.

(n) During the prior two (2)-year period or otherwise as part of a “plan” with the transactions contemplated by this Agreement, no Subsidiary of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(o) Each of the Company and its Subsidiaries (i) has properly and timely documented its transfer pricing methodology in all material respects for purposes of the Legal Requirements of all jurisdictions in which the Company or any of its Subsidiaries does business and (ii) is in material compliance with all transfer pricing requirements in all such jurisdictions.

(p) Each of the Company and its Subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under any applicable Legal Requirements on any sale, supply or delivery whatsoever, made by it, and each such entity is, where required under any applicable Legal Requirements, validly registered as a vendor with the relevant Governmental Authorities for the collection of such Taxes. All input tax credits, refunds, rebates and similar adjustments of Taxes claimed by each of the Company and each of its Subsidiaries has been validly claimed and correctly calculated as required by Legal Requirements, and each such entity has retained all material documentation prescribed by applicable Legal Requirements to support such claims. Where applicable, each of the Company and its Subsidiaries (i) has obtained all material required information and documentation to support any zero-rating treatment of its supplies, and (ii) has been furnished with valid exemption certificates or their equivalent and has retained all such records and supporting documents, in each case, in material compliance with the manner required by applicable Legal Requirements.

(q) Neither the Company nor any of its Subsidiaries (other than the Canadian Subsidiaries) has ever (i) had any liability for Tax in Canada, (ii) had any obligation to file Tax Returns with any Canadian Governmental Authority, (iii) been resident in or carried on business in Canada for the purposes of the ITA, or (iv) owned any property in Canada.

(r) Neither any of the Units nor any of the shares in any Subsidiaries owned by the Company is “taxable Canadian property” within the meaning of the ITA.

(s) There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to any Canadian Subsidiary of sections 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Legal Requirement of any province or territory of Canada.

(t) No Canadian Subsidiary has incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with such Canadian Subsidiary the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in such Canadian Subsidiary’s income for Canadian income Tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Legal Requirement of any province or territory of Canada.

(u) No Canadian Subsidiary has acquired property from a Person not dealing at arm’s length (for purposes of the ITA) with it in circumstances that would result in such Canadian Subsidiary becoming liable to pay Taxes of such Person under subsection 160(1) of the ITA or any analogous provision of any comparable Legal Requirement of any province or territory of Canada.

(v) None of the Canadian Subsidiaries has ever had any foreign affiliates for the purposes of the ITA.

(w) PPHC North Partnership has, at all times since its formation, been a “Canadian partnership” within the meaning of the Tax Act, and the Company has, at all times since its formation, been a partnership for U.S. federal income tax purposes.

(x) No direct Subsidiary of the Company has been or will be a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.15 Environmental Matters.

(a) Except as would not reasonably be expected to result in the Company or its Subsidiaries incurring, individually or in the aggregate, material losses or damages, (i) the Company and its Subsidiaries are and, during the past three (3) years, have been in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and comply with all permits, licenses and registrations required under Environmental Laws for the operations of the Company or its Subsidiaries (which permits, licenses and registrations are set forth on Schedule 3.15), (ii) neither the Company nor any of its Subsidiaries has caused the release of any substance, material or waste defined under applicable Environmental Laws as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning or regulatory effect, including petroleum (each a “Hazardous Substance”) and, to the Knowledge of the Company, there are no Hazardous Substances on, under, in or migrating from or onto any site currently or formerly owned or leased by the Company or its Subsidiaries, (iii) there is no Action pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries in respect of any failure to comply with, or Liability arising under, any Environmental Law; (iv) neither the Company nor its Subsidiaries are subject to any judicial or administrative order, consent decree or judgement arising out of or relating to Environmental Law; (v) neither the Company nor any Subsidiary has assumed by contract any Liabilities of any other Person arising under Environmental Laws; and (vi), to the Knowledge of the Company, there are no facts, circumstances or conditions that could reasonably be expected to result in the Company or any Subsidiary incurring material Liabilities under or pursuant to Environmental Laws.

(b) The Company and each Subsidiary has made available to Parent copies of all material environmental audits, assessment, reports and other material environmental documentation relating to the operations of the Business or the condition of any real property currently or formerly owned, leased or occupied by the Company, any Subsidiary, or any of their predecessors, which are in the possession or control of the Company or its Subsidiaries.

3.16 Labor Relations.

(a) Schedule 3.16(a) contains (i) a list of all employees of the Company and its Subsidiaries as of the date of this Agreement, including each employee’s: name, title or position (including whether full or part-time), hire date, current hourly rate of pay or annual base compensation rate, as applicable, commission, bonus or other incentive-based compensation, classification status as exempt or non-exempt employee (for U.S. employees) or as eligible or ineligible for overtime, and indication as to whether they are union or non-union employees, and (ii) a list of all Persons who are independent contractors or consultants of the Company and its Subsidiaries as of the date of this Agreement, including each such Person’s: name; commencement date; and compensation terms. Except as set out on Schedule 3.16(a), no employee of the Company or its Subsidiaries is on a leave of absence and no Person is providing services to the Company or any Subsidiary on a work permit, visa or similar authorization.

(b) Within the past three (3) years, there has not been any material work slowdowns, lockouts, stoppages, picketing or strikes pending, concerted refusal to work overtime, or other similar labor activity, or to the Knowledge of the Company, threatened between the Company or its Subsidiaries, on the one hand, and its employees, on the other hand. No employee of the Company or any of its Subsidiaries is represented by a labor union, trade union, employee association or similar entity in respect of the Business. Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement, labor union contract or any other Contract with a labor union, trade union, employee association or similar entity, (i) to the Knowledge of the Company, no petition has been filed or proceedings instituted by an employee or group of employees of the Company or its Subsidiaries with any labor relations board seeking recognition of a bargaining representative and (ii) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union, trade union, employee association or similar entity to organize employees of the Company or its Subsidiaries. There are no pending employment-related Actions involving the Company or any of its Subsidiaries, or, to the Knowledge of the Company, material employment-related Actions that have been threatened within the last three (3) years against the Company or any of its Subsidiaries.

(c) During the last three (3) years, (i) the Company and its Subsidiaries have complied in all material respects with all applicable Legal Requirements and Contracts relating to the employment or termination of employment of employees and the employment of labor, including provisions thereof relating to wages, hours, employment standards, pay equity, equal opportunity, human rights, accessibility, employment discrimination and practices, retaliation, immigration, occupational health and safety, workers’ compensation and unemployment; (ii) each current and former service provider compensated as an “independent contractor” or “employee” of the Company or any of its Subsidiaries, as the case may be, is and has been properly characterized as such based on the applicable standards under applicable Legal Requirements, except to the extent such mischaracterization would not be material to the Company; (iii) all individuals who are or were classified as “employees” of the Company or any of its Subsidiaries are or were correctly classified under all applicable Legal Requirements by the Company as exempt or non-exempt (or eligible or ineligible for overtime), as the case may be, except to the extent such mischaracterization would not be material to the Company; and (iv) the Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company or its Subsidiaries.

(d) During the past three (3) years, no covered employee layoffs within the meaning of the Worker Adjustment and Retraining Notification Act or any similar Legal Requirements have been implemented by the Company or its Subsidiaries, and no such activities have been announced or are planned. The Company has made available to Parent a true and complete list of employee layoffs, by date and location, implemented by the Company or its Subsidiaries in the 90-day period preceding the Closing.

(e) There is no current officer, executive, key employee or group of employees of the Company or any of its Subsidiaries who has or have indicated in writing within the last six (6) months an intention to terminate his, her or their employment with the Company or any of its Subsidiaries.

3.17 Employee Plans.

(a) For purposes of this Agreement, “Employee Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, (i) that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA or (ii) that provides for any severance pay, salary continuation, employment, retention, change in control, transaction, bonus, incentive, stock option, stock appreciation right, restricted stock, other equity or equity-based, retirement, supplemental retirement, pension, profit sharing, deferred compensation, health, welfare, retiree medical, life insurance, educational, employee assistance or fringe, benefits or compensation, excluding any Canadian provincial or federal statutory plans administered by a Governmental Authority and excluding any multiemployer group benefit plan or arrangement that is not subject to United States Law and is not maintained sponsored or administered by the Company or its Subsidiaries but to which the Company or its Subsidiaries contribute pursuant to a participation or similar agreement (a “Foreign Multiemployer Group Benefit Plan”).

(b) Schedule 3.17(b) lists each Employee Plan currently sponsored, maintained or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any direct or indirect present or future liability (each, a “Company Plan”). Schedule 3.17(b) separately identifies each Company Plan that is not subject to United States Law and is maintained primarily in respect of any current or former employees, contractors or directors of the Company or any of its Subsidiaries who are located outside of the United States (a “Foreign Company Plan”) and the non-U.S. jurisdiction applicable to each Foreign Company Plan. Schedule 3.17(b) separately identities each Foreign Multiemployer Group Benefit Plan.

(c) With respect to each Company Plan, the Company has made available to Parent complete and correct copies of each of the following: (i) the plan document together with all amendments; (ii) where applicable, copies of any trust agreements, insurance contracts or other funding arrangements together with all amendments; (iii) in the case of any Company Plan that is intended to be qualified under Section 401(a) of the Code or other Legal Requirements providing for favorable tax treatment of any Company Plan, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service or any documentation by a Governmental Authority providing proof or confirmation of such favorable tax treatment; (iv) in the case of any Company Plan for which a Form 5500 or any non-U.S. annual or periodic report is required to be filed, a copy of the 3 most recently filed Forms 5500 or full non-U.S. annual or periodic report, with schedules, financial statements and valuations attached; and (v) any material, non-routine communications from a Governmental Authority. With respect to each Foreign Multiemployer Group Benefit Plan, the Company has made available the documents described in Schedule 3.17(c).

(d) Each Company Plan has been established, operated and administered in all material respects in compliance with its terms and all applicable Legal Requirements, including ERISA and the Code. Each Company Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code and nothing has occurred since the date of such determination letter that will adversely affect such qualification or tax-exempt status.

(e) Neither the Company nor any of its ERISA Affiliates sponsors, participates in, has any obligation to contribute to, nor, within the past six (6) years, had sponsored, participated in, or has had any obligation to contribute to, nor has or had any liability (contingent or otherwise) in respect of: (i) any pension plan subject to Title IV of ERISA or the funding standards of Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (iii) any “multiple employer plan” as defined in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” as defined in §3(40) of ERISA. No Company Plan is a “registered pension plan” as such term is defined in the ITA that provides, or at any time provided, benefits on a defined benefit basis.

(f) No Company Plan provides for post-employment medical benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar provisions of applicable provincial or state Legal Requirements.

(g) There are no Actions (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Plan as to which the Company or any of its Subsidiaries has, or would reasonably be expected to have, any material liability.

(h) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any payment or benefit becoming due to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation or benefits due to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, or require any contributions or payments to fund any obligations under any Company Plan or cause the Company or its Subsidiaries to transfer or set aside any assets to fund any Company Plan, or (iii) limit or restrict the right to amend, merge, terminate or transfer the assets of any Company Plan. No Company Plan provides for a “gross-up” of Taxes incurred under Section 4999 or Section 409A of the Code. No Company Plan subject to Section 409A of the Code has failed, in any material respect, in form or operation, to meet the requirements of Section 409A of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) will give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.

(j) (i) Each Foreign Company Plan, if intended to qualify for special tax treatment, meets all the requirements for such treatment and nothing has occurred that will adversely affect such special tax status; (ii) all employer and employee contributions to each Foreign Company Plan required by its terms or by applicable Legal Requirements have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Company Plan have been paid in full; (iii) the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iv) each Foreign Company Plan required or intended to be registered has been registered and has been maintained in good standing with each applicable Governmental Authority and nothing has occurred that will adversely affect such registered status. For each Foreign Multiemployer Group Benefits Plan with respect to which Company or its Subsidiaries may have any liability or contingent liability, the Company and its Subsidiaries have complied with all of their respective obligations under the terms of such Foreign Multiemployer Group Benefits Plan, any other agreement concerning such plan and applicable Legal Requirements, including with respect to the making of contributions or payment of premiums in relation to each such Foreign Multiemployer Group Benefits Plan.

(k) No insurance policy or other contract or agreement affecting any Company Plan requires or permits a retroactive increase in premiums or payments due thereunder.

3.18 Customers and Suppliers. Schedule 3.18 sets forth a complete list of the Top 10 Customers and the Top 10 Suppliers and shows approximate total sales from the Company and its Subsidiaries by each such customer and to the Company and its Subsidiaries by each such supplier during the twelve-month period ended December 31, 2016. Since the Balance Sheet Date, no Top 10 Customer or Top 10 Supplier has terminated or materially reduced its relationship with the Company or any of its Subsidiaries or materially reduced the pricing of its business with the Company or any of its Subsidiaries, and no Top 10 Customer or Top 10 Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or materially reduce its business with, or materially reduce the pricing terms of its business with, the Company or its Subsidiaries.

3.19 Certain Payments. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, manager, employee, or agent of the Company or any of its Subsidiaries, has directly or indirectly acting on behalf of the Company or any of its Subsidiaries (a) made any contribution (other than political contributions in compliance with Legal Requirements), gift (other than a gift in the form of customary entertainment expenses), bribe, rebate, payoff, influence payment, kickback, or other unlawful payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any Legal Requirement with respect to corruption or bribery, (i) to obtain favorable treatment in securing business for the Company or any of its Subsidiaries, (ii) to pay for favorable treatment for business secured by the Company or any of its Subsidiaries, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of its Subsidiaries, or (b) established or maintained any fund or asset for or on behalf of the Company or any of its Subsidiaries that has not been recorded in the books and records of the Company or any of its Subsidiaries.

3.20 Transactions With Related Parties. No present officer, director, member unitholder or equityholder of the Company or any of its Subsidiaries, nor any Affiliate of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) or any present officer, director, member, stockholder, equityholder, manager or partner of any such Affiliates (each a “Related Party”), is currently a party to any transaction or Contract with the Company or any Subsidiary thereof, other than (i) employment or consulting agreements entered into with individuals in the ordinary course of business, (ii) Contracts entered into in the ordinary course of business on an arm’s length basis and (iii) Contracts which will be terminated at or prior to Closing with no payment due or owing from the Company or any of its Subsidiaries. None of the Related Parties, on the one hand, and none of the Company or any of its Subsidiaries, on the other hand, owe any amount to the other and none of the Related Parties owns any property or right (tangible or intangible) that is used by or for the operation of the Company or any of its Subsidiaries.

3.21 Insurance. Schedule 3.21 sets forth a complete list, as of the date hereof, of each policy, agreement or arrangement for insurance (including self-insurance) to which the Company or any of its Subsidiaries is a party, a named insured or otherwise a beneficiary of coverage as well as pending applications for such policies (collectively, the “Policies”). All of such Policies are legal, valid, binding and enforceable and in full force and effect and none of the Company nor any of its Subsidiaries (a) is in breach or default with respect to its obligations under any of such Policies (including with respect to payment of premiums), (b) has received any written notice or, to the Knowledge of the Company, otherwise received notice of refusal of coverage, cancellation, non-renewal or termination under or with respect to any of such Policies or (c) has failed to present in a timely fashion any material claim under any such Policies. Parent has been provided with a complete and correct copy of the claims history for each such policy for a three (3)-year period ending on the date hereof. A complete and correct copy of each Policy has been made available to Parent

3.22 Banks; Power of Attorney. Schedule 3.22 contains a complete and correct list of the names and locations of all banks in which the Company and/or its Subsidiaries has or have accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. No person holds a power of attorney to act on behalf of the Company or any of its Subsidiaries.

3.23 Accounts Receivable. The aging of all accounts and notes receivable of the Company and its Subsidiaries as of the Balance Sheet Date is as reflected on Schedule 3.23.

3.24 No Dissenters’ Rights. No appraisal, dissenters or similar rights will be available to any holder of Units in connection with the transactions contemplated hereby, including the Merger.

3.25 Divested Persons. To the Company’s Knowledge, there exist no facts or circumstances which have given, or could hereafter give, rise to a claim against the Company or any of its Subsidiaries, or any Liability based on, arising out of, related to or in connection with any Divested Person or its past, present or future business or operations.

3.26 EDC Payables. The Company and its Subsidiaries have complied in all material respects with the terms and conditions of the loan agreements and related documents with Export Development Canada set forth on Schedule 1.1(s). Schedule 3.26 sets forth, as of the day prior to the date hereof, a true and correct schedule of all outstanding drawdowns made against such agreements, including the name of the customer, description of tooling and promise date of the tool, date of initial draw down and any subsequent drawdowns, the corresponding use of all proceeds thereof and any advances provided by the customer, and the completion percentage of each purchase order with respect to which such proceeds have been applied along with supporting documentation and promised delivery date.

3.27 Southwestern Ontario Development Fund. Fleetwood Metal Industries Inc. has complied in all material respects with the Conditional Grant Agreement, dated July 24, 2014, with Her Majesty the Queen in Right of Ontario as represented by the Minister of Economic Development, Employment and Infrastructure (the “Fleetwood CDA”) and has met all material milestones and material capital investment goals in connection with the capital project, including (a) the completion of its investment of at least CAN$5,165,000 and (b) the creation or retention of at least 1,001 jobs at the Company’s facilities located at 21 Clearview Drive, Tillsonburg, Ontario and 71 Dover Street, Otterville, Ontario. The Electromac Group Inc. has complied in all material respects with the Conditional Grant Agreement, dated January 13, 2014, with Her Majesty the Queen in Right of Ontario as represented by the Minister of Economic Development, Trade and Employment (the “Electromac CDA” and, together with the Fleetwood CDA, the “Conditional Grant Agreements”) and has met all material milestones and material capital investment goals in connection with the capital project, including (x) the completion of its investment of at least CAN$15,405,000 and (y) the creation or retention of at least 1,045 jobs at the Company’s facilities located at 1965 Ambassador Drive, Windsor, Ontario, 600 Sprucewood Avenue, Windsor, Ontario and 6135 Morton Industrial Drive, LaSalle. No Event of Default (as defined in Section 10.1 of the Conditional Grant Agreements) by Fleetwood Metal Industries Inc. or The Electromac Group Inc., as applicable, has occurred and is continuing under the Conditional Grant Agreements, and no event has occurred which, with notice or lapse of time, would constitute such an Event of Default.

3.28 Brokers. Except as set forth on Schedule 3.28, no broker, finder, investment bank or similar agent is entitled to any investment banking, brokerage or finder’s fee in connection with the transactions contemplated hereby based upon agreements or arrangements made by or on behalf of the Company or its Subsidiaries or any of their respective Affiliates.

3.29 Investment Canada Act. Neither the Company nor its Subsidiaries are a “cultural business” within the meaning of subsection 14.1(6) of the Investment Canada Act.

3.30 No Other Representations and Warranties. None of the Company, its Subsidiaries or any of their respective partners, directors, officers, employees, advisors, managers, agents, shareholders, members, consultants, investment bankers, brokers, representatives, controlling persons or Affiliates, agents or other representatives have made, and none of them shall be deemed to have made, nor has Parent relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company or its Subsidiaries, their respective businesses or the transactions contemplated hereby, other than those explicitly set forth in Article III of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedules delivered to the Company by Parent on the date hereof:

4.1 Organization, Power; Validity of Agreement. Parent is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware. Merger Sub is a limited liability corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate or limited liability company (as applicable) power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub (as applicable) of this Agreement and any Ancillary Document to which either of them is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

4.2 Governmental Authorizations. Except for such filings as may be required under the HSR Act, the Competition Act and/or the Investment Canada Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and where the failure to obtain such consents, approvals, authorizations, permits, waivers or orders or to make such filings would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement and consummate the transactions contemplated hereby, no action by (including the granting of any consent, approval, authorization, permit, waiver or order), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful authorization, execution, delivery and performance by Parent or Merger Sub of this Agreement or the Ancillary Agreements or the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby.

4.3 Non-Contravention. Except as would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement and consummate the transactions contemplated hereby, neither the execution, delivery and performance by Parent or Merger Sub of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby by Parent or Merger Sub will:

(a) violate any Legal Requirement (assuming the taking of all required actions under, and the making of all required filings pursuant to, the HSR Act, the Competition Act and/or the Investment Canada Act) or any Governmental Order applicable to Parent or Merger Sub or any of the terms, conditions or provisions of any Governmental Order applicable to Parent or Merger Sub; or

(b) conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or create in any Person a right of termination, acceleration, modification or cancellation under, or require any action by (including any authorization, consent or approval) or notice to, any Person, or require any offer to purchase or prepayment of any indebtedness or other liability under, or result in the creation of any Lien (other than Permitted Liens) upon or forfeiture of any of the rights, properties or assets of Parent or Merger Sub under, (i) any material Contract of Parent or Merger Sub, (ii) any material licenses, permits, franchises and other authorizations of Parent or Merger Sub, or (iii) the Organizational Documents of Parent or Merger Sub.

4.4 Adequate Funds; Solvency.

(a) Parent and Merger Sub will have at the Closing, (a) all immediately available funds necessary to pay the Purchase Price and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party and (b) all the resources and capabilities (financial and otherwise) to perform its obligations hereunder and under the Ancillary Agreements. Parent has not undertaken any action or omitted to take any action of any kind, and is not contemplating and has no Knowledge of any act or omission of any kind, in either case which would impair or delay the ability of Parent to consummate the transactions contemplated by, or perform its obligations under, this Agreement or any Ancillary Agreement. Parent acknowledges that its obligations under this Agreement and any Ancillary Agreement, including its obligation to pay the Purchase Price, are not conditioned upon or subject to the availability of funds to Parent.

(b) Assuming (i) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and (ii) the Company and its Subsidiaries were Solvent (as described in clauses (i) – (iii) below) immediately prior to the Closing (without giving effect to any transactions to be entered into in connection with the completion of the transactions contemplated by this Agreement), and, after giving effect to all of the transactions contemplated by this Agreement, the Surviving Company and Parent will be Solvent. For purposes of this Section 4.4, “Solvent” means that, with respect to any Person and as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of the market value of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Legal Requirements governing determinations of the insolvency of debtors, (ii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iii) such Person will be able to pay its indebtedness as it becomes due. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

4.5 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Affiliates which has had or would have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement or consummate the transactions contemplated hereby.

4.6 Brokers. No broker, finder, investment bank or similar agent is entitled to any investment banking, brokerage or finder’s fee in connection with the transactions contemplated hereby based upon agreements or arrangements made by or on behalf of Parent, Merger Sub or any of their Affiliates.

4.7 WTO Investor. Parent is a “WTO Investor” for purposes of the Investment Canada Act.

4.8 Independent Investigation; No Reliance. Parent acknowledges that none of the Company, its Subsidiaries or any of their respective partners, directors, officers, employees, advisors, managers, agents, shareholders, members, consultants, investment bankers, brokers, representatives, controlling persons or Affiliates, agents or other representatives are making, have made, and none of them shall be deemed to be making or have made, nor has Parent relied on, any representation, warranty, covenant or agreement, whether written or oral, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, with respect to the Company, its Subsidiaries, their respective businesses or the transactions contemplated hereby, other than those explicitly set forth in Article III of this Agreement (as modified by the Company Disclosure Schedules), and the Company expressly disclaims any other representations and warranties. Parent acknowledges and agrees that it (a) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Company, its Subsidiaries, their respective businesses and the transactions contemplated hereby and, in making its determination to proceed with the transactions contemplated hereby, Parent has relied on such inquiry and investigation and the representations and warranties set forth in Article III of this Agreement (as modified by the Company Disclosure Schedules) and has not relied on any other representations or warranties of any party (and all such other representations and warranties are specifically disclaimed by the Company and the Subsidiaries), (b) has been furnished with or given adequate access to such information about the Company, its Subsidiaries and their respective businesses as Parent has requested, (c) to the extent it has deemed appropriate, has addressed in this Agreement any matters arising out of its investigation and the information provided to it and (d) will not assert any claim against the Company or any of its partners, directors, officers, employees, attorneys, advisors, managers, agents, shareholders, members, consultants, investment bankers, brokers, representatives, controlling persons or Affiliates, or Affiliates of Affiliates, that is based on, or hold any such Persons liable for, any inaccuracies, misstatements or omissions with respect to information furnished by the Company or any such Persons concerning the Company, its Subsidiaries, their respective businesses, this Agreement or the transactions contemplated hereby (subject to the last sentence of this Section 4.8). Without limiting the generality of the foregoing, none of the Company nor any of its Affiliates or representatives are making any representation or warranty with respect to (i) except as explicitly set forth in Article III hereof (as modified by the Company Disclosure Schedules), any information, documents or materials made available to Parent in the “data room” created for purposes of the sale of the Company, any management presentations, offering memoranda, confidential information memoranda or in any other form in anticipation of the transactions contemplated hereby or (ii) any financial projections, estimates or forecasts relating to the Company or its Subsidiaries. With respect to any such projections, estimates or forecasts made available by or on behalf of the Company, Parent acknowledges that (w) there are uncertainties inherent in attempting to make projections, estimates or forecasts, and such projections, estimates or forecasts may not be accurate, (x) it is familiar with such uncertainties, (y) it is taking full responsibility for making its evaluation of the adequacy and accuracy of all such projections, estimates and forecasts so furnished to it (including the reasonableness of the assumptions underlying such projections, estimates or forecasts) and (z) it shall make no claim against the Company (or any of its partners, directors, officers, employees, advisors, managers, agents, shareholders, members, consultants, investment bankers, brokers, representatives, controlling persons, Affiliates or Affiliates of Affiliates) or any other Person with respect thereto. Notwithstanding the foregoing, nothing in this Section 4.8 shall prohibit, restrict or otherwise limit any Action by Parent or Merger Sub hereunder in respect of any Fraud by or on behalf of the Company or any of its Subsidiaries.

4.9 Knowledge. Parent has no Knowledge of any breach of, or inaccuracy in, any of the representations or warranties made by the Company or its Subsidiaries in this Agreement, and Parent has no Knowledge that any of the conditions to closing will not be satisfied on or prior to the End Date.

ARTICLE V

CERTAIN AGREEMENTS OF THE PARTIES.

5.1 Access to Information Pending the Closing. From the date hereof through the earlier of the date this Agreement is terminated pursuant to Article VIII or the Closing Date, upon reasonable notice to the Company and subject to any legal or contractual confidentiality restrictions to which the Company or its Subsidiaries are subject (provided that the Company, to the extent requested by Parent, will use commercially reasonable efforts to seek a waiver of any such restriction or otherwise seek to provide reasonable access to such information in a manner that does not violate such restriction), the Company will, and will cause its Subsidiaries to, reasonably cooperate with Parent in Parent’s reasonable investigation of the Business and properties and permit Parent and its counsel, financial advisors, auditors and other authorized representatives and agents to have reasonable access during normal business hours (and in a manner that is not disruptive to the ordinary course operations of the Company and its Subsidiaries) to (i) the records and books of account of the Company and its Subsidiaries (the “Records”) at the Company’s and its Subsidiaries’ principal place of business or at any location where the Records are stored and (ii) the respective premises and properties of the Company and its Subsidiaries (other than for purposes of environmental testing without the Company’s prior written consent). In addition, the Company and the Members’ Representative shall, and shall cause the Company’s Subsidiaries, upon written request, to make reasonably available to Parent during normal business hours (and in a manner that is not disruptive to the ordinary course operations of the Company and the Subsidiaries) members of the Company’s senior management set forth on Schedule 5.1 to discuss any of the affairs, finances and accounts of the Company and/or any of its Subsidiaries. Parent shall reimburse the Company and its Subsidiaries for the reasonable out-of-pocket expenses incurred by any of them in performing the covenants contained in this Section 5.1. Parent hereby acknowledges and agrees that all information and access provided hereunder shall be subject to the terms and conditions of the Confidentiality Agreement, which shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Parent under this Section 5.1 shall terminate (including, for the avoidance of doubt, any provisions that purport to survive termination of the Confidentiality Agreement); provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, Parent shall, and shall cause its authorized representatives and Affiliates to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the parties regarding this Agreement and the transactions contemplated hereby and all confidential information relating to the Members. Notwithstanding the foregoing, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

5.2 Operation Pending the Closing. From the date hereof through the earlier of the date this Agreement is terminated pursuant to Article VIII or the Closing Date, unless Parent shall otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), and as otherwise required by this Agreement, the Company will, and will cause its Subsidiaries to, conduct the Business in the ordinary course of business consistent with past practice and substantially in the same manner as presently operated (other than such modifications as may be necessary in preparation for the consummation of the Closing), and use its commercially reasonable efforts to, preserve its business organizations intact, maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business relations, and keep available the services of its present employees and agents. Without limiting the generality of the foregoing, from the date hereof through the earlier of the date this Agreement is terminated pursuant to Article VIII or the Closing Date, unless Parent shall otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), and except as otherwise required by this Agreement, the Company shall not, and shall cause its Subsidiaries not to, take any of the actions referred to in Sections 3.13(i) – 3.13(xv) hereof.

5.3 Preparation for Closing.

(a) Except as otherwise set forth herein, Parent, Merger Sub and the Company hereby agree to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to bring about the fulfillment of the conditions precedent contained in this Agreement and to cause the Closing to occur, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby, and to consummate the transactions contemplated hereby; provided, however, that the foregoing shall not be deemed to require any party to waive any condition precedent to its obligations hereunder or grant any accommodation or concession (financial or otherwise) to any third party.

(b) Prior to the Closing, Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain, and to cooperate in obtaining, all consents from third parties set forth on Schedule 5.3(b); provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required or make any other accommodation or concession. Parent acknowledges that certain consents and waivers with respect to the transactions contemplated hereby may be required from parties to the Company Contracts, the Company Licenses and the Company Leases, or otherwise, and that such consents and waivers have not been obtained as of the date hereof and may not be obtained prior to the Closing and that no representation, warranty or covenant of the Company contained herein shall be deemed breached, and no condition shall be deemed to not have been satisfied, as a result of the failure to obtain any such consent or waiver or the consequences thereof; provided, however, that, notwithstanding anything to the contrary contained herein, the foregoing shall in no way limit or otherwise affect any provision of this Agreement requiring the Company to disclose any such consents or waivers and shall not be deemed to modify any of the Company’s obligations under this Section 5.3(b).

(c) Prior to the Closing, the Company shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain, (i) a fully executed subordination, non-disturbance agreement from Canadian Imperial Bank of Commerce with respect to the mortgage in its favor registered on title to the property leased pursuant to the sublease at 599 Sprucewood Avenue, Windsor, Ontario and (ii) an amendment to that certain Sublease, dated July 1, 2015, between Buske, as sublandlord, and Cannon Automotive Solutions, as subtenant, to correct the name of the subtenant entity to the legal name, which tenant entity shall be agreed upon by the parties and (iii) a fully executed subordination, non-disturbance agreement from the landlord’s mortgagee relating to the lease at 162 Gene E. Stewart Blvd., Sylacauga, Alabama, USA.

(d) Prior to the Closing, the Company shall use commercially reasonable efforts to obtain any necessary consent required to assign to Parent as “First Named Insured” all Scheduled Location Pollution Liability insurance policies issued to Milestone Partners IV, L.P. or any of its Affiliates with respect to the Company, any of its Subsidiaries or the Business by Allied Worldwide Insurance Company or any of its Affiliates, including those policies numbered 0310-3131 and 0310-3128, together with all right, title and interest of any of the Milestone Funds under any such policies. If any such consents are obtained prior to the Closing, or it is determined no such consent is necessary, the Company will cause the applicable assignment referred to in this Section 5.3(d) to occur effective as of the Closing.

5.4 Business Records. For a period of five (5) years beginning on the Closing Date, Parent shall not, and shall cause the Company and its Subsidiaries not to, dispose of or destroy any of the Records relating to periods prior to the Closing without first offering to turn over possession thereof to the Members by written notice to the Members’ Representative at least thirty (30) days prior to the proposed date of such disposition or destruction. During such five-year period and subject to any Legal Requirements or binding confidentiality restrictions, Parent shall, and shall cause the Company and its Subsidiaries to, allow the Members, Members’ Representative and their respective counsel, financial advisors, auditors and other authorized representatives and agents reasonable access to all such Records during normal working hours (and in a manner that is not disruptive to the ordinary course operations of Parent, its Affiliates, the Company or its Subsidiaries) at the Company’s and its Subsidiaries’ principal place of business or at any location where the Records are stored, and the Members and the Members’ Representative shall have the right, at their own expense, to make copies of any Records in connection with (A) the preparation of any Tax Return, accounting records or any audits or similar proceedings, (B) any Action not involving the Company or any of its Affiliates, including the presence of such Persons as witnesses in hearings or trials for such purposes, or (C) any filings with any Governmental Authority. In addition, Parent shall, and shall cause the Company and its Subsidiaries to make available, on a mutually convenient basis, to the Members or the Members’ Representative upon reasonable written request (i) Parent’s and the Company’s and its Subsidiaries’ personnel to assist the Members or the Members’ Representative in locating and obtaining any Records and (ii) any of Parent’s and the Company’s and its Subsidiaries’ personnel whose assistance or participation is reasonably required by any of the Members or the Members’ Representative or any of their respective representatives or agents, in each case to the extent necessary or useful in connection (A) the preparation of any Tax Return, accounting records or any audits or similar proceedings, (B) any Action not involving the Company or any of its Affiliates, including the presence of such Persons as witnesses in hearings or trials for such purposes, or (C) any filings with any Governmental Authority. The Members or the Members’ Representative, as applicable, shall reimburse Parent, the Company and its Subsidiaries for the reasonable out-of-pocket expenses incurred by any of them in performing the covenants contained in this Section 5.4.

5.5 Members’ Consent. The Company shall (i) obtain and deliver, immediately after the execution and delivery of this Agreement, the Members’ Consent, (ii) promptly following the execution of the Members’ Consent, deliver written notice to those Members not executing the Members’ Consent of the action taken thereby and (iii) use commercially reasonable efforts to obtain the irrevocable written consent of all Members not executing the Members’ Consent to this Agreement and the transactions contemplated hereby. Promptly following receipt of the Members’ Consent and any subsequently obtained written consents, the Company shall deliver a copy of such Members’ Consent or other written consent, as applicable, to Parent.

5.6 Governmental Approvals and Consents.

(a) Each party shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents and orders from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and any related agreements or documents and the consummation of the transactions contemplated hereby. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents and orders. The parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required appropriate consents and orders. Each party (i) agrees to submit a complete notification under subsection 114(1) of the Competition Act to start the waiting period prescribed under subsection 123(1) of the Competition Act on July 4, 2017; (ii) agrees that Parent will make a request to the

Commissioner of Competition for an advance ruling certificate under section 102 of the Competition Act or in the alternative a no-action letter on July 4, 2017; (iii) agrees to make all filings required or considered appropriate pursuant to the HSR Act with respect to the transactions contemplated by this Agreement one (1) Business Day following the execution of this Agreement and to request “early termination” of the waiting period thereunder, and (iv) agrees to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act and the Competition Act. Parent may make any other filings to a Governmental Authority it considers appropriate in connection with the transactions contemplated by this Agreement.

(b) Without limiting the generality of Parent’s undertakings pursuant to this Section 5.6, Parent agrees to use its commercially reasonable efforts to resolve objections, if any, that may be asserted by any Governmental Authority or any other party with respect to any antitrust, competition, investment or trade regulation Legal Requirement so as to enable the parties to close the transactions contemplated by this Agreement as promptly as possible, provided however, Parent shall not be required (x) to propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement, or (y) to otherwise take or commit to take actions that after the Closing Date would limit Parent’s freedom of action, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement.

(c) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Company and any Governmental Authorities in the ordinary course of business, or any disclosure which is not permitted by Legal Requirement) shall be disclosed to the other parties in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other parties with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact. To the extent that any information to be supplied by a party to the other party under this Section 5.6 contains competitively-sensitive or valuation information, the supplying party shall provide to the receiving party a redacted version that removes such competitively-sensitive or valuation information, and may provide a complete, non-redacted version to the receiving party’s external legal counsel on an external legal counsel only basis.

5.7 Director and Officer Indemnification.

(a) Parent agrees that, to the maximum extent permitted by applicable Legal Requirements and the Company’s or its Subsidiaries’, as the case may be, respective Organizational Documents, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring prior to the Closing Date now existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries will survive the Closing and will continue in full force and effect in accordance with their respective terms for a period of not less than six years after the Closing Date, and that Parent will honor and comply with, and cause the Company to honor and comply with, all provisions granting such rights.

(b) From and after the Closing Date, Parent shall, and shall cause the Company to, indemnify, defend, and hold harmless each Person that is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a director, officer, employee or other agent of the Company or its Subsidiaries or their respective Affiliates, against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, fees, Taxes, costs and expenses (including amounts paid in respect of judgments, fines, penalties or settlement of Actions and legal fees and expenses reasonably incurred in connection with any pending or threatened Action) arising out of or relating to any threatened or actual Action based in whole or in part on or arising out of or relating in whole or in part to the fact that such Person is or was a member, director, officer, manager, employee or other agent of the Company or its Subsidiaries on or prior to the Closing Date and whether asserted or claimed prior to, or at or after, the Closing Date, in each case, to the full extent a corporation is permitted under applicable Legal Requirements to indemnify such Persons, and Parent shall, and shall cause the Company to, pay expenses in advance of the final disposition of any such Action to each such indemnified Person. Without limiting the foregoing, from and after the Closing Date, in the event any such Action is brought against any such indemnified Person (whether arising before or after the Closing Date), (i) each such indemnified Person may retain counsel satisfactory to it and Parent shall, or shall cause the Company (after the Closing Date) to, pay all fees and expenses of such counsel for such indemnified Persons promptly as statements therefore are received, and (ii) Parent shall, or shall cause the Company to, use all commercially reasonable efforts to assist in the vigorous defense of any such matter. The parties hereto agree that all rights to indemnification hereunder, including provisions relating to advances of expenses incurred in defense of any such Action existing in favor of the current or former directors, officers, employees or other agents of the Company or its Subsidiaries with respect to matters occurring through the Closing Date shall survive the Closing and continue in full force and effect for a period of six years from the Closing Date; provided, however, that all rights to indemnification hereunder asserted or made within such period will continue until the disposition of such indemnified Actions. No amounts paid or advanced under this Section 5.7 shall be included in the Net Working Capital Adjustment Amount.

(c) Prior to the Closing Date, the Company shall, at its sole cost and expense (all such costs and expenses to be paid prior to or at the Closing), purchase or cause to be purchased a D&O runoff or tail policy or extension with respect to each directors and officers liability policy listed on Schedule 3.21.

(d) This Section 5.7 shall be for the benefit of, and shall be enforceable by, the current or former directors, officers or employees of the Company and its Subsidiaries, and their respective heirs and estate, all of whom shall be express third-party beneficiaries hereof.

5.8 Certain Tax Matters.

(a) Liability for Taxes.

(i) Notwithstanding any disclosure contained in the Company Disclosure Schedules, except to the extent taken into account as a liability in calculation of Net Working Capital, the Members shall be severally, and not jointly, liable for and pay, and indemnify and hold harmless the Parent Indemnified Persons from and against, any and all Pre-Closing Taxes (it being understood that the sole source of recovery from the Members by Parent Indemnified Persons for Pre-Closing Taxes shall be the Escrow Amount held pursuant to the Escrow Agreement). If any Pre-Closing Tax is indemnified under an agreement or insurance policy described in the definition of Pre-Closing Fleetwood Tax Amounts, the Parent Indemnified Persons shall first pursue that remedy and shall be entitled to receive indemnification from the Escrow Account to the extent that remedy proves insufficient, provided, however, that in the event the Parent Indemnified Persons pursue such remedy but do not recover such Pre-Closing Tax under such agreement or insurance policy by the Escrow Release Date (as defined in the Escrow Agreement), a portion of the Escrow Amount equal to such Pre-Closing Tax (to the extent available) shall continue to be held in the Escrow Account to provide for indemnification in the event such remedy ultimately proves insufficient.

(ii) In the case of any Tax period that begins on or before and ends after the Closing Date (a “Straddle Period”), (i) the amount of any Taxes of the Company or its Subsidiaries based upon or measured by receipts, profits, wages, capital, net worth, net income or gain for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and, for greater certainty, determined on the assumption that any partnership income for the Pre-Closing Tax Period is allocated to, and included in the taxable income of, the members of the partnership in the Pre-Closing Tax Period); provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (such as the deductions for depreciation and real estate taxes) will be apportioned between such two taxable periods on a daily basis and (ii) the amount of other Taxes of the Company or its Subsidiaries for the Pre-Closing Tax Period will be determined by multiplying the amount of such Taxes for the entire period by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period. Notwithstanding the foregoing, items attributable to actions not in the ordinary course of business and not contemplated by this Agreement taken by Parent, the Company or its Subsidiaries on the Closing Date and after the Closing will not be attributable to a Pre-Closing Tax Period.

(b) Tax Returns.

(i) The Members’ Representative shall timely prepare, or cause to be timely prepared, and timely file, or cause to be timely filed, (x) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries prior to the Closing Date and (y) at the expense of the Members’ Representative, all income Tax Returns of the Company and its Subsidiaries for taxable periods ending on or before the Closing Date required to be filed after the Closing Date. Any such Tax Returns shall be prepared in a manner consistent with the Company’s or such Subsidiary’s past practice, except as otherwise required by applicable law, and shall be submitted by the Members’ Representative to Parent for review (together with schedules, statements and, to the extent requested by Parent, supporting documentation) and approval (which shall not be unreasonably withheld or delayed) at least 20 Business Days prior to the due date (including extensions) of such Tax Return or, in the case of any such Tax Return that is required to be filed more frequently than annually (other than income Tax Returns), at least 10 Business Days prior to the due date (including extensions). The Members’ Representative shall (A) in the case of Tax Returns described in clause (x) of this Section 5.8(b)(i), cause the Company to timely pay all amounts shown as due on such Tax Returns and (B) in the case of Tax Returns described in clause (y) of this Section 5.8(b)(i), instruct the Escrow Agent to pay all amounts shown as due on such Tax Returns to Parent three Business Days prior to the date that the Tax becomes due, except to the extent that any such amounts were taken into account as liabilities in Net Working Capital.

(ii) Parent shall timely prepare, or cause to be timely prepared, all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (other than Tax Returns described in Section 5.8(b)(i)) for any Pre-Closing Tax Period. Any such Tax Returns shall be prepared in a manner consistent with the Company’s or such Subsidiary’s past practice, except as otherwise required by applicable law, and shall be submitted by Parent to the Members’ Representative for review (together with schedules, statements and, to the extent requested by the Members’ Representative, supporting documentation) at least 20 Business Days prior to the due date (including extensions) of such Tax Returns or, in the case of any such Tax Return that is required to be filed more frequently than annually (other than income Tax Returns), at least 10 Business Days prior to the due date (including extensions). Parent shall consider in good faith any reasonable comments provided by the Members’ Representative. To the extent the Parent Indemnified Parties are entitled to indemnification for such an amount of Tax reflected on such a Tax Return (determined in accordance with Section 5.8(a)(ii) above), the Members’ Representative shall instruct the Escrow Agent to pay the amount due to Parent three Business Days prior to the date that the Tax becomes due.

(iii) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall, in any Tax Return described in any of the foregoing clauses (i) or (ii), deduct any amount in the nature of a reserve or claim any Tax credit that would require the Company or any of its Subsidiaries to include in a Post-Closing Tax Period any amount of income, unless the Tax liability in respect of such income (determined as though such income were the only income or loss of the entity for the tax period and without regard for the availability of any loss carryforwards or carrybacks) is taken into account as a liability in computing Net Working Capital. For the avoidance of doubt, Parent may cause any of the Canadian Subsidiaries to make an election pursuant to subsection 256(9) of the ITA in respect of the taxation year of the Canadian Subsidiary ending as a result of the acquisition of control of it by the Parent

(iv) Notwithstanding anything to the contrary in this Agreement, Parent Indemnified Persons shall not have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes result from a transaction or action outside the ordinary course of business taken by Parent or any of its Affiliates (including for the avoidance of doubt, the Company and its Subsidiaries) after the Closing on the Closing Date that are not contemplated by this Agreement.

(c) Tax Refunds. After the Closing Date, any refunds of Taxes (including any interest paid or credited with respect thereto) of, or with respect to, the Company or its Subsidiaries that are attributable or allocable to any Pre-Closing Tax Period (whether received in cash or used as a credit against Taxes otherwise due and payable) received (or reflected as a credit against Taxes otherwise due and payable on a Tax Return filed) prior to the time when the funds held in the Escrow Account are exhausted or otherwise released from escrow pursuant to the terms of the Escrow Agreement, will be for the account of the Members, and Parent shall pay, or cause to be paid, to the Members’ Representative (for distribution to the Members) an amount equal to such refunds (net of any Taxes and expenses in connection with the payment thereof) by wire transfer of immediately available funds within five Business Days after (x) the later of the original due date or the filing date of the Tax Return on which such credit is taken or (y) if received as a cash refund, after such receipt, except, in each case, to the extent that such refund (i) was taken into account in Net Working Capital or (ii) is attributable to the carryback of Tax items from a Post-Closing Tax Period to a Pre-Closing Tax Period. Each of Parent, the Company and its Subsidiaries agrees to reasonably cooperate in filing such forms and taking such actions as may be available to obtain a refund to which the Members are entitled under this Section 5.8(c) and to use commercially reasonable efforts to obtain such refunds in a timely fashion.

(d) No Amendments or Extensions. Except as otherwise required by applicable law, Parent shall not, and shall not cause or permit its Affiliates (including the Company and its Subsidiaries) to, without prior written consent of the Members’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned), refile, amend or otherwise modify (or grant an extension of any applicable statute of limitations period with respect to) any Tax Return with respect to any Pre-Closing Tax Period filed by or with respect to the Company or its Subsidiaries to the extent such actions are taken prior to the time when the funds held in the Escrow Account are exhausted or otherwise released from escrow pursuant to the terms of the Escrow Agreement or would have the effect of increasing the Members’ indemnification obligation under Section 5.8(a)(i).

(e) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be paid 50% by Parent and 50% by the Members’ Representative (on behalf of the Members) when due. The Members’ Representative shall, at the Members’ Representative’s expense, prepare, or cause to be prepared, and file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges (and Parent shall cooperate with respect thereto as necessary).

(f) Allocation of Purchase Price; Section 338(g) Election. The parties agree that, for U.S. federal and state income tax purposes, the Merger is properly treated by the Members as a sale of their equity interests in the Company and is properly treated by Parent as a purchase of all of the assets of the Company for U.S. federal and state income Tax purposes. The purchase price (for U.S. Tax purposes) shall be allocated among the assets of the Company as set forth on EXHIBIT E, which allocation shall be binding on the parties (the “Allocation”). Parent, the Company and the Members’ Representative shall file all Tax Returns (including amended returns and claims for refund) and information reports, filed for U.S. federal or state income Tax purposes, in a manner consistent with such allocation. Parent shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Members’ Representative may reasonably request to prepare such allocation. No party shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with the Allocation unless required to do so by Legal Requirements. No election under Section 338(g) of the Code shall be made with respect to the deemed purchase of the stock of PPHC North, Ltd.

(g) Cooperation and Control of Tax Contests. If Parent, the Company, its Subsidiaries or any of their respective Affiliates receives notice of any audits, examinations, and administrative or judicial proceedings (including Tax contests, assessments, notices of deficiency or other adjustments or proposed adjustments) relating to the Company or its Subsidiaries conducted by Tax authorities with respect to any Pre-Closing Tax Period prior to the time when the funds held in the Escrow Account are exhausted or otherwise released from the escrow pursuant to the terms of the Escrow Agreement (“Tax Contests”), Parent shall promptly notify or cause the Company or its Subsidiaries to notify the Members’ Representative in writing of such Tax Contest, provided, however, that failure to provide such notification shall not obviate or limit the rights and remedies of the Parent Indemnified Parties under Section 5.8, except to the extent the Members are materially prejudiced by such failure. Parent shall have the right to conduct and control the defense or settlement of such Tax Contests (other than any such Tax Contest with respect to the partnership income Tax Returns of the Company), provided that Parent shall use commercially reasonable efforts to complete such Tax Contests in a timely fashion and shall keep the Members’ Representative informed of the progress of such Tax Contests, shall promptly provide the Members’ Representative with copies of all material documents pertaining to such Tax Contests and shall not settle any Tax Contest without the Members’ Representative’s advanced written consent, which shall not be unreasonably withheld, delayed or conditioned. In the event that the pending audit of The Electromac Group, Inc. by the Canada Revenue Agency that is described in Schedule 3.14(k) has not been fully resolved by the Escrow Release Date (as defined in the Escrow Agreement), a portion of the Escrow Amount shall continue to be held in the Escrow Account to provide for indemnification with respect to any Pre-Closing Taxes ultimately resulting from such audit. Such amount shall equal the amount of Pre-Closing Taxes at issue if such amount has been identified by the Canada Revenue Agency or if the parties hereto are otherwise able to reasonably agree on an appropriate estimate of the potential exposure; if no ceiling on the amount at issue has been identified by the Canada Revenue Agency by such time and the parties are unable to reasonably agree on an appropriate estimate of such amount, the entire amount of the remaining Escrow Property (as defined in the Escrow Agreement) shall be retained in the Escrow until such time as such ceiling has been determined, at which point any funds remaining in the Escrow Account in excess of such ceiling shall be released to the Members’ Representative for the benefit of the Members. The Members’ Representative shall have the right to conduct and control the defense or settlement of Tax Contests with respect to the partnership income Tax Returns of the Company, provided that the Members’ Representative shall not settle any such Tax Contest if such settlement would affect Parent or any of its Subsidiaries without Parent’s advanced written consent, which shall not be unreasonably withheld, delayed or conditioned.

(h) Payments for Indemnified Taxes. Where there has been an assessment or reassessment of Taxes of the Company or any of its Subsidiaries that are indemnifiable pursuant to Section 5.8(a), then the Escrow Agent shall be required to reimburse the Company and its Subsidiaries from the Escrow Account for the Taxes in question no later than the time that the relevant Governmental Authority is permitted to take collection or enforcement action in respect of such Taxes under applicable law (notwithstanding that the obligation of the Company or its Subsidiary, as applicable, may not yet have been finally determined at that time). Upon the final, non- appealable determination (including by settlement) of any Taxes in respect of which an indemnity payment was previously made under this Section 5.8(h), the necessary true-up payments shall be made from the Escrow Account to the Company and its Subsidiaries, or from the Company and its Subsidiaries to the Escrow Account or (after the distribution of the remaining balance in the Escrow Account to the Members’ Representative on behalf of the Members in accordance with the Escrow Agreement) the Members (a “Reduction True-Up”), as applicable, to reflect the amount of such Taxes as finally determined. Notwithstanding the foregoing, to the extent that any Reduction True-Up is payable to the Escrow Account or the Members as a result of the foregoing provisions of this Section 5.8(h), then, prior to the amount of such Reduction True-Up being released to the Members, the amount of such Reduction True-Up shall be applied first against any other claims which would otherwise have been recoverable by any Parent Indemnified Person pursuant to this Agreement had sufficient funds remained in the Escrow Account.

(i) Record Retention. Parent shall, and shall cause the Company and its Subsidiaries to (i) retain all books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any taxable period (or portion thereof) beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Members’ Representative, any extensions thereof) of the respective taxable period, and to abide by all record retention agreements entered into with any Tax authority, and (ii) give the Members’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records, and if the Members’ Representative so requests, Parent shall, and shall cause the Company and its Subsidiaries to, allow the Members’ Representative to take possession of such books and records.

(j) The parties hereto acknowledge and agree that no part of the Purchase Price or any other amount paid or payable hereunder is paid or payable with respect to the Non-Solicitation Agreements or the covenants contained therein. The parties acknowledge that the Non-Solicitation Agreements and the covenants contained therein are integral to this Agreement and are being provided pursuant to this Agreement to maintain and preserve the fair market value of the Units. Notwithstanding anything to the contrary herein, the covenants contained in this Section 5.8(l) shall survive the Closing indefinitely.

(k) If the Members’ Representative fails to pay any expense or other amount for which it is responsible under this Section 5.8, Parent may, but shall not be required to, recover such expense or amount from the Escrow Amount (it being understood that the sole source of recovery from the Members by Parent Indemnified Persons for Pre-Closing Taxes shall be shall be the Escrow Amount held pursuant to the Escrow Agreement).

5.9 [INTENTIONALLY OMITTED].

5.10 Employee Matters.

(a) Following the Closing Date, and effective as of the Closing Date, Parent shall cause the Surviving Company or its Subsidiaries to continue to employ each person who is employed by the Company or any of its Subsidiaries at Closing. Those persons who continue employment with the Surviving Company or its Subsidiaries following the Closing are referred to herein as “Hired Employees.”

(b) Until January 1 in the calendar year following that in which the Closing occurs, Parent shall cause the Surviving Company to provide to the Hired Employees (i) base salary, wages, cash incentive or cash bonus opportunity that are no less favorable in the aggregate than the base salary, wages, cash incentive or cash bonus opportunity provided to the Hired Employees by the Company or its Subsidiaries immediately prior to the Closing Date and (ii) employee benefits that are no less favorable than employee benefits provided to the Hired Employees by the Company or its Subsidiaries immediately prior to the Closing Date (excluding any equity or equity-based compensation). Nothing in this Section 5.10(b) shall prevent Parent from making any change required by applicable Legal Requirements.

(c) Parent shall cause the Surviving Company to not make any material changes to the position, authority, duties or responsibilities, or other terms or conditions of employment of any Hired Employee for at least 90 days following the Closing Date. Without limiting the generality of the foregoing, a material change to the terms and conditions of employment shall include a requirement that employment be provided at a worksite that extends the Hired Employee’s commuting distance, as in effect immediately prior to the Closing Date, by more than fifty (50) miles.

(d) With respect to each health or welfare plan, program, policy and arrangement maintained by Parent in which the Hired Employees participate on or after the Closing Date, Parent shall: use commercially reasonable efforts to (i) waive all active-at-work requirements, waiting periods, coverage exclusions, pre-existing condition limitations on coverage, or similar limitations with respect to participation and coverage requirements applicable to each such Hired Employee during the plan year in which the Closing Date falls, to the extent such limitations or requirements were waived or satisfied under the comparable Company Plan immediately prior to the Closing Date; and (ii) to provide such Hired Employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under a similar Company Plan in effect immediately prior to the Closing Date) in satisfying any applicable deductible or out-of-pocket requirements for the plan year in which the Closing Date falls. Parent shall also recognize all service of such Hired Employee with the Company and its Affiliates as of the Closing Date for eligibility, vesting and accrual purposes under the Surviving Company’s Employee Plans (but not for purposes of defined benefit pension benefit accruals); provided, however, that the foregoing shall not apply to the extent it would result in a duplication of benefits.

(e) Nothing contained in this Section 5.10 shall create any beneficiary rights in any employee or former employee or service provider (including any spouse or dependent thereof) of the Company and its Affiliates or in any Hired Employee in respect of continued employment for any specified period of any nature or kind whatsoever. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment or modification of, or an amendment to, any employee benefit plan or any Company Plan, or alter or limit the ability of Parent or its Affiliates to amend, modify or terminate any of the Company Plans or any other benefit or employment plan, program, agreement or arrangement on or after the Effective Time.

(f) Following the Closing, Parent shall pay, or cause to be paid, in accordance with the terms of any applicable Transaction Bonus Agreements as in effect immediately prior to the Closing, any payments that are due post-Closing to employees of the Surviving Company or its Subsidiaries under the terms of such Transaction Bonus Agreements as then in effect, which amounts were included in the Company Transaction Expenses.

5.11 Further Assurances. From and after the Closing Date, upon the request of either the Members’ Representative or Parent, each of the parties hereto shall, and shall cause its Affiliates (including, in the case of Parent, the Company and its Subsidiaries) to, do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments, documents and papers as either party may reasonably request to carry out the transactions contemplated hereby, and to fully carry out the purposes of this Agreement. To the extent the Members’ Representative, on the one hand, or Parent, the Company or its Subsidiaries, on the other hand, discovers after the Closing that it, or its Affiliates, is the owner of, receives or otherwise comes to possess any asset (including the receipt of any payments) that, under the terms of this Agreement or any Ancillary Agreement, belongs to the other party, it shall promptly pay over such payment at no cost, to the other party. Notwithstanding anything to the contrary contained herein, no party shall be entitled to set off any such payments received by it against claims for indemnification or other amounts due under this Agreement.

5.12 Related Party Contracts. On or prior to the Closing Date, the Company shall cause each Contract between any Related Party and the Company or any Subsidiary thereof, a true and complete list of which is listed on Schedule 5.12, to be terminated without any continuing Liability following the Closing on the part of the Company or any Subsidiary thereof or the Parent or any of its Affiliates.

5.13 Financing Cooperation.

(a) The parties hereto acknowledge and agree that, prior to the Effective Time, it may be necessary for the Parent or its Subsidiaries to enter into debt or equity financing transactions (any such financing, a “Pre-Merger Financing Transaction”), including new financing in connection with the Merger, or the refinancing of existing indebtedness or the retirement, prepayment or redemption of existing indebtedness, whether or not in connection with the Merger, and/or producing related amendments, amendment and restatements, modifications, waivers or consents relating to any such Pre-Merger Financing Transaction. In connection with any Pre-Merger Financing Transaction, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such information and documentation as may be reasonably requested by Parent in connection with the structuring, marketing and execution of any Pre-Merger Financing Transaction, and shall, and shall cause its officers, directors, employees and investment bankers to, reasonably cooperate with Parent with respect to such financing, including: (i) participating in meetings, due diligence sessions and rating agency presentations, at mutually agreeable times, in connection with the Pre-Merger Financing Transaction, (ii) assisting with the preparation of any portion of the disclosure in relation to the Pre-Merger Financing Transaction that relates to the Merger or the transactions contemplated hereby (including any historical financial information and operational data and commercially reasonable efforts to provide any information needed for the preparation of pro forma financial statements by Parent), and (iii) executing and delivering any pledge and security documents, guarantees, indentures, other definitive financing documents and other certificates or documents, and legal opinions as may be reasonably requested (in each case, subject to, and effective upon, the occurrence of Closing).

(b) Notwithstanding anything to the contrary in this Section 5.13, (i) nothing in this Agreement (including this Section 5.13) shall (A) require any of the Company or its Subsidiaries to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Closing, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon and effective only following the Closing, (B) require the Company or any of its Subsidiaries to take any action that would unreasonably interfere with the ordinary course of business or operations of the Company or its Subsidiaries, (C) require any of the Company or its Subsidiaries to take any action that would conflict with or violate such Person’s organizational documents or any applicable Legal Requirement or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material Contract to which any of the Company or its Subsidiaries is a party, or (D) require the Company or any of its Subsidiaries to take any action that would result in any officer, director, employee or securityholder of any of the Company or its Subsidiaries incurring any personal liability with respect to any matters relating to any such Pre-Merger Financing Transaction; (ii) no action, liability or obligation of any of the Company or its Subsidiaries or any of their respective officers, directors, employees or securityholders under any certificate, agreement, arrangement, document or instrument relating to the Pre-Merger Financing Transaction shall be effective until the Closing; and (iii) notwithstanding anything to the contrary, the parties hereto agree that any preparation of documents (including bank information memoranda or other offer documents in connection with any Pre-Merger Financing Transaction) and provision of information with respect to the prospects and plans for any of the Company’s and its Subsidiaries’ business and operations in connection with any Pre-Merger Financing Transaction remains the sole responsibility of Parent, and the Company and its Subsidiaries, and their respective officers, directors, employees and securityholders, shall not have any liability or incur any losses, damages or penalties with respect thereto, and shall not be required to provide any information or make any representations with respect to (A) capital structure, (B) the incurrence of the Pre-Merger Financing Transaction, or (C) the manner in which Parent intends to operate the business of the Company and its Subsidiaries, or cause the business of the Company and its Subsidiaries to be operated, after the Closing.

(c) Parent shall reimburse the Company and its Subsidiaries prior to the Closing for any costs or expenses incurred in connection with their compliance with this Section 5.13. For the avoidance of doubt, it is expressly acknowledged and agreed that the obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement and the Ancillary Agreements is not conditioned upon the successful consummation of any Pre-Merger Financing Transaction or any other “financing condition.”

5.14 Updated EDC Schedule. On the day immediately preceding the Closing Date, the Company shall deliver to Parent an updated copy of Schedule 3.26, dated as of the close of business on the day immediately preceding the Closing Date, and shall not thereafter and prior to the time of Closing take any action outside of the ordinary course of business to vary the amounts drawn under such agreements.

5.15 Certain Permit Matters.

(a) Parent, in consultation with the Company, shall be entitled, on behalf of the Company and its Subsidiaries, to take all steps deemed by the Parent to be necessary to obtain all Environmental Activity Sector Registry (EASR) registrations for prescribed activities in accordance with Section 20.21 of the Ontario Environmental Protection Act and to obtain any and all Environmental Compliance Approvals required by the Environmental Protection Act or the Ontario Water Resources Act for any Real Property located in Canada (the “Canadian Environmental Approvals”).

(b) Without limiting Section 5.15(a), the Company will cooperate with Parent in connection with Parent’s preparation and submission, on behalf of the Company and its Subsidiaries, of any required permit applications and the taking of any other required steps to obtain the Canadian Environmental Approvals, including obtaining any necessary studies and undertaking those assessments and applying for those approvals set forth on Schedule 5.15(b). In this regard, to the extent it is necessary or desirable to utilize the services of an environmental consultant in obtaining the Canadian Environmental Approvals, the parties agree to utilize the services of Trinity Consultants as environmental consultant. In connection therewith, Parent shall have the right to meet with the applicable Governmental Authority to discuss the application process and the anticipated time and expense to obtain such Canadian Environmental Approvals. The Company shall be entitled to review and comment in advance upon all filings, applications and other submissions to the applicable Governmental Authority prepared by Parent, none of which shall be made without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). In this regard, the Company shall promptly execute and deliver the agreed upon filings, applications, and submissions.

(c) The Members shall severally, and not jointly, indemnify and hold harmless the Parent Indemnified Persons from and against fifty percent (50%) of any and all Liabilities incurred by the Parent Indemnified Persons in connection with, arising out of or related to the Company’s failure to have the Canadian Environmental Approvals, including any and all Liabilities incurred by the Parent Indemnified Persons in order to obtain the Canadian Environmental Approvals and all costs and expenses incurred in connection with subclauses (a) and (b) of this Section 5.15. Without limiting the foregoing and notwithstanding anything to the contrary in this Agreement, the sole source of recovery by the Parent Indemnified Persons under this Section 5.15 shall be the Escrow Amount held pursuant to the Escrow Agreement, and no Parent Indemnified Person shall have any recourse directly to any Member for any such Liabilities.

5.16 Section 280G Approval. If required to avoid the imposition of excise Taxes under Section 4999 of the Code or the loss of deduction under Section 280G of the Code with respect to any payment or benefit in connection with the transactions contemplated by this Agreement, the Company will (a) no later than four (4) Business Days prior to the Closing Date, solicit from each “disqualified individual” (as defined in Section 280G(c) of the Code) who has received or may reasonably be expected to receive any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits” and, each such waiver, a “280G Waiver”) so that all remaining payments and/or benefits, if any, shall not be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) no later than two (2) Business Days prior to the Closing Date submit to a vote of the Members and/or such other Persons entitled to vote (in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations) the rights of any such “disqualified individual” to receive the Waived 280G Benefits. No later than three (3) Business Days prior to soliciting 280G Waivers from the “disqualified individuals,” the Company shall provide drafts of such waivers and disclosure materials to Parent for its review and approval. If any of the Waived 280G Benefits fail to be approved by the Members and/or such other Persons entitled to vote contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Effective Time, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that a vote of the Members and/or such other Persons entitled to vote was solicited in accordance with the foregoing provisions of this Section 5.16 and that either (i) the requisite number of votes of the Members and/or such other Persons entitled to vote was obtained with respect to any Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, any Waived 280G Benefits shall not be made or provided.

5.17 Data Room. As soon as practicable following the Closing, the Members’ Representative shall deliver to Parent a compact disc or similar electronic copy of the contents of the electronic “data room” entitled “Project Drive” created for purposes of the sale of the Company as of the Closing Date.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS TO CLOSE OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived at or prior to the Closing by Parent in its sole discretion:

6.1 Representations and Warranties. The representations and warranties set forth in Section 3.2 shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date; the representations and warranties set forth in Sections 3.1, 3.5 and 3.7(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date; and the other representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding

“materiality” or a “Material Adverse Effect”) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties that address matters only as of a specified date, which shall be true and correct as of that specified date), except where the failure of such other representations and warranties to be true and correct would not have a Material Adverse Effect.

6.2 Covenants. The Company and its Subsidiaries shall have duly performed and satisfied, in all material respects, all covenants and agreements required by this Agreement and each Ancillary Agreement to be performed or satisfied by them at or prior to the Closing.

6.3 No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any event, occurrence, development or change which has resulted in a Material Adverse Effect.

6.4 Closing Certificate. The Company shall have furnished to Parent a certificate executed by an officer of the Company on behalf of the Company, dated as of the Closing Date, to the effect that the conditions specified in Sections 6.1, 6.2 and 6.3 have been satisfied.

6.5 No Injunctions or Restraints. No Legal Requirement, injunction, judgment or ruling enacted, promulgated, issued or entered by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

6.6 HSR Act and Competition Act Approvals. The filings of the parties pursuant to the HSR Act and the Competition Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired, been terminated or the requirement to submit a filing shall have been waived or exempted by a Governmental Authority and, in the case of the Competition Act, the Commissioner of Competition shall have issued either an advance ruling certificate or written confirmation that the Commissioner of Competition does not intend, at such time, to bring an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

6.7 Pay-Off Letters. Parent shall have received the fully executed Pay-Off Letters in accordance with Section 2.11 in respect of the Indebtedness for Borrowed Money of the Company and its Subsidiaries, set forth on Schedule 2.3(a)(v) at the Closing.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS TO CLOSE OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated hereby under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived at or prior to the Closing by the Company in its sole discretion:

7.1 Representations and Warranties. The representations and warranties set forth in Section 4.1 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date; and the other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding “materiality” or a “Material Adverse Effect”) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties that address matters only as of a specified date, which shall be true and correct as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

7.2 Covenants. Parent and Merger Sub shall have duly performed, in all material respects, all covenants and agreements required by this Agreement and each Ancillary Agreement to be performed or satisfied by them at or prior to the Closing.

7.3 Closing Certificate. Each of Parent and Merger Sub shall have furnished to the Members’ Representative a certificate executed by an officer of Parent or Merger Sub, as applicable, dated as of the Closing Date, to the effect that the conditions specified in Sections 7.1 and 7.2 have been satisfied.

7.4 No Injunctions or Restraints. No Legal Requirement, injunction, judgment or ruling enacted, promulgated, issued or entered by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

7.5 HSR Act and Competition Act Approvals. The filings of the parties pursuant to the HSR Act and the Competition Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired, been terminated or the requirement to submit a filing shall have been waived or exempted by a Governmental Authority and, in the case of the Competition Act, the Commissioner of Competition shall have issued either an advance ruling certificate or written confirmation that the Commissioner of Competition does not intend, at such time, to bring an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated prior to the Closing only as provided below:

(a) Parent and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing.

(b) Parent may terminate this Agreement by delivering written notice to the Members’ Representative and the Company at any time prior to Closing in the event the Company is in breach of any representation, warranty, covenant or agreement contained in this Agreement that would result in an inability of the Company to satisfy the conditions set forth in Article VI, Parent has notified the Members’ Representative and the Company of the breach in a written notice providing reasonable detail of the facts giving rise to the breach, and such breach has continued without cure until the earliest to occur of (i) the date that is thirty (30) days after delivery of such notice of breach and (ii) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.1 if it is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

(c) The Company may terminate this Agreement by delivering written notice to Parent at any time prior to the Closing in the event Parent or Merger Sub is in breach of any representation, warranty, covenant or agreement contained in this Agreement that would result in an inability of Parent and Merger Sub to satisfy the conditions set forth in Article VII, the Company has notified Parent of the breach in a written notice providing reasonable detail of the facts giving rise to the breach, and such breach has continued without cure until the earliest to occur of (i) the date that is thirty (30) days after delivery of such notice of breach and (ii) the End Date; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.1 if it is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

(d) Parent or the Company may terminate this Agreement if a Governmental Authority shall have issued a final and nonappealable Governmental Order having the effect of permanently restraining, enjoining or otherwise prohibiting transactions contemplated by this Agreement.

(e) Parent or the Company may terminate this Agreement by providing written notice to the other party at any time on or after August 30, 2017 (the “End Date”), if the Closing shall not have occurred; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party if the failure of the Closing to have been consummated on or before such date was primarily due to the failure of such party to perform any of its obligations under this Agreement.

Any party desiring to terminate this Agreement shall give prompt written notice of such termination to the other parties.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than the provisions of this Article VIII and Article XI, which shall survive such termination indefinitely) shall then be null and void and have no further force and effect, and all other rights and liabilities of the parties hereunder will terminate without any liability of any party to the other party, except for liabilities arising in respect of any willful breach of this Agreement by either party prior to such termination (which liability shall survive such termination until the expiration of the applicable statute of limitations).

ARTICLE IX

SURVIVAL

9.1 Survival. All representations and warranties contained in or made pursuant to this Agreement shall not survive the Closing for any purpose and shall terminate as of the Closing, except in the case of Fraud. For the avoidance of doubt, following the Closing, no claims with respect to the representations and warranties under this Agreement shall be actionable hereunder, except in the case of Fraud. All covenants and agreements that contemplate performance in full prior to the Closing shall not survive the Closing, and all covenants contained in this Agreement which relate to performance of obligations after the Closing shall survive the Closing for the periods contemplated by their terms.

ARTICLE X

MEMBERS’ REPRESENTATIVE

10.1 Designation and Replacement of Members’ Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of Members for certain limited purposes, as specified herein (the “Members’ Representative”). The parties have designated PPHC Members’ Representative, LLC as the initial Members’ Representative, and by approval of this Agreement and the transactions contemplated hereby by the Members executing the Members’ Consent, or by executing and delivering a Member Letter, each Member has irrevocably authorized and appointed (or will irrevocably authorize and appoint) the Members’ Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person with respect to this Agreement and the Escrow Agreement and to take any and all actions and make any decisions required or permitted to be taken by the Members’ Representative pursuant to this Agreement or the Escrow Agreement, including the exercise of the power to:

(a) give and receive notices and communications;

(b) authorize delivery to Parent of cash from the Escrow Account in satisfaction of any amounts owed to Parent pursuant to Section 2.13(e) or in satisfaction of claims for indemnification made by Parent pursuant to Section 5.8 or otherwise;

(c) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 2.13;

(d) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims made by any Parent Indemnified Person under this Agreement, including claims for indemnification made by any Parent Indemnified Person pursuant to Section 5.8 or otherwise;

(e) litigate, arbitrate, resolve, settle or compromise any claim made by any Parent Indemnified Person under this Agreement, including claims for indemnification pursuant to Section 5.8 or otherwise;

(f) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any Ancillary Agreement (including the Escrow Agreement);

(g) make all elections or decisions contemplated by this Agreement and any Ancillary Agreement (including the Escrow Agreement);

(h) engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) at the cost of the Members to assist Members’ Representative with respect to the matters as to which the Members’ Representative is granted authority to act under this Section 10.1; and

(i) take all actions necessary or appropriate in the good faith judgment of the Members’ Representative for the accomplishment of the foregoing.

10.2 Resignation of Members’ Representative. The Members’ Representative may resign at any time, and the Members’ Representative may be removed by Requisite Member Approval. In the event that a Members’ Representative has resigned or been removed, a new Members’ Representative shall be appointed by Requisite Member Approval, such appointment to become effective upon the written acceptance thereof by the new Members’ Representative.

10.3 Limitations on Liability. The Members’ Representative shall have no liability to Parent, Merger Sub, the Company or any Member with respect to actions taken or omitted to be taken in its capacity as the Members’ Representative. The Members’ Representative shall at all times be entitled to rely on any directions provided by Members who, immediately prior to the Closing, held greater than 50% of the voting interests of the Company; provided, however, that the Members’ Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Members’ Representative, unless the Members’ Representative has been provided with other funds, security or indemnities which, in the sole determination of the Members’ Representative, are sufficient to protect the Members’ Representative against the costs, expenses and liabilities which may be incurred by the Members’ Representative in responding to such direction or taking such action. The Members’ Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary or advisable in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Members’ Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Members’ Representative shall be entitled to reimbursement for its costs and expenses in performing its duties as Members’ Representative under this Agreement and is authorized by the Members to employ the Holdback Amount for such purpose, including for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Members’ Representative in its capacity as Members’ Representative. The Members’ Representative shall be entitled to indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Members’ Representative (except for those arising out of the Members’ Representative’s bad faith or willful misconduct), including the costs and expenses of investigation and defense of claims.

ARTICLE XI

MISCELLANEOUS

11.1 Remedies Exclusive. The parties hereto acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, from and after the Closing, except (a) as set forth in Section 11.12, (b) in the case of Fraud and (c) for any recourse of the Parent Indemnified Persons to the R&W Insurer, the recourse of Parent and Merger Sub to the Escrow Amount shall constitute the sole and exclusive remedy of any Parent Indemnified Person for all claims, losses and damages of any kind, including any claims for breach or indemnification, that any Parent Indemnified Person may have arising from, or directly or indirectly relating to, this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, it being understood and agreed that when such escrowed funds are exhausted or otherwise released from escrow pursuant to the terms of the Escrow Agreement, the right of any Parent Indemnified Person to be indemnified or otherwise assert remedies pursuant to this Agreement shall terminate absolutely (other than in the event of Fraud). Each of Parent and Merger Sub hereby waives, to the fullest extent permitted by applicable Legal Requirements, any and all other rights, remedies, claims and causes of action (whether at law or in equity and whether based on contract, tort or otherwise) that it or its Affiliates may have otherwise had or that may arise under any applicable Contracts or Legal Requirements or otherwise against the Members or any of their direct or indirect Affiliates or any of their respective officers, directors, employees, advisors, shareholders, members, consultants, investment bankers, attorneys, brokers, controlling persons, partners, managers or other representatives or agents thereof to the extent arising from, or directly or indirectly relating to, this Agreement, the Ancillary Agreements or the transactions contemplated hereby; provided, however, that, the foregoing shall in no way limit the ability of Parent to bring any claim or cause of action for Fraud. On the first anniversary of the Closing Date and at any time thereafter upon request of Members’ Representative, Members’ Representative and Parent shall sign and deliver joint written instructions to the Escrow Agent authorizing the release of all of the Escrow Property in the Escrow Account to the Members’ Representative, except for the amount of any then Unresolved Claim (as defined in the Escrow Agreement).

11.2 Amendment or Waiver. This Agreement can be amended or modified only by a written instrument executed by Parent, the Company and the Members’ Representative. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) or shall constitute a continuing waiver unless otherwise expressly provided or shall be effective unless in writing. Any waiver hereunder shall be effective only if delivered to the other parties hereto in writing by the party making such waiver.

11.3 Severability. In the event that any provision hereof would, under any applicable Legal Requirement, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under such applicable Legal Requirement) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, such applicable Legal Requirement. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

11.4 Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted transferees and assigns; provided, however, that (a) no transfer or assignment by any party hereto shall be permitted without the prior written consent of the other parties hereto and any such attempted transfer or assignment without consent shall be null and void, and (b) no transfer or assignment by any party shall relieve such party of any of its obligations hereunder. Notwithstanding anything to the contrary herein, following the Closing, Parent may assign this Agreement and all of its respective rights under this Agreement or any related documents, without the prior written consent of any other party, to (i) following the Closing, any successor or purchaser of any part of the business of Parent or any of its Subsidiaries or (ii) the R&W Insurer; provided, further, that no assignment pursuant to clauses (i) and (ii) above shall relieve Parent of any of its respective obligations hereunder.

11.5 Notices. Any notices or other communications required or permitted to be given or delivered by a party to this Agreement pursuant hereto shall be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, nationally recognized overnight courier service guaranteeing overnight delivery, or registered or certified mail, postage prepaid, addressed as follows:

If to the Company, to:	PPHC Holdings, LLC
c/o Milestone Partners IV, L.P.
555 East Lancaster Avenue, Suite 500
Radnor, PA 19087
Telephone Number: (610) 230-0578
Fax Number: (610) 526-2701
Attention: Mr. David Proctor

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
Telephone Number: (215) 988-2700
Fax Number: (215) 988-2757
Attention: David S. Denious, Esq.

If to the Parent or Merger Sub, to:	AK Steel Corporation
9227 Centre Pointe Drive
West Chester, Ohio 45069
Telephone: (513) 425-5000
Fax Number: (513) 425-5607
Attention: Joseph C. Alter, Esq.; Brian S. Duba, Esq.

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10024
Telephone: (212) 310-8702
Fax Number: (212) 310-8007
Attention: Raymond O. Gietz, Esq.

If to the Members’
Representative, to:	PPHC Members’ Representative, LLC
c/o Milestone Partners IV, L.P.
555 East Lancaster Avenue, Suite 500
Radnor, PA 19087
Telephone Number: (610) 230-0578
Fax Number: (610) 526-2701
Attention: Mr. David Proctor

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
Telephone Number: (215) 988-2700
Fax Number: (215) 988-2757
Attention: David S. Denious, Esq.

Unless otherwise specified herein, such notices or other communications shall be deemed given (a) on the date delivered, if delivered personally, (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery (with confirmation of receipt), (c) on the date delivered, if delivered by facsimile during business hours (or one Business Day after the date of delivery if delivered after business hours) and (d) five (5) Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by delivering written notice as aforesaid to each of the other parties hereto.

11.6 Governing Law. This Agreement and any Action related to the subject matter hereof (including the transactions contemplated hereby), or the validity, interpretation, breach or termination of this Agreement (whether at law or in equity, and whether sounding in contract, tort or Legal Requirement) shall be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

11.7 Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware located in New Castle County, Delaware for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by applicable laws, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named court whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.5 is reasonably calculated to give actual notice.

11.8 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE PARTIES HERETO HEREBY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.8 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.9 Public Announcements. No party hereto will issue or make any report, statement or release to the public (including employees, customers and suppliers of the parties) with respect to the execution of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed, except for any such disclosure that is, in the opinion of the disclosing party’s counsel, required by any Legal Requirement or any Governmental Authority (including in the case of Parent, pursuant to its reporting obligations under the federal securities laws or by its listing agreement with any securities exchange as determined in its good faith judgment). Notwithstanding the foregoing, in the event that any public report, statement or release is permitted under this Section 11.9, the disclosing party shall provide the other parties with a draft of any such public announcement in advance of such public announcement and the other parties shall have a reasonable opportunity to comment thereon.

11.10 Third-Party Beneficiaries. Except as otherwise contemplated by Section 5.7(d) and Section 5.8, nothing in this Agreement is intended or shall be construed to entitle any Person, other than the parties hereto, their respective transferees and assigns permitted hereby, to any claim, cause of action, remedy or right of any kind.

11.11 Expenses. Whether or not the transactions contemplated hereby are consummated, (a) all Company Transaction Expenses shall be paid by the Members (or by the Company if the Closing occurs) and (b) all costs, fees and expenses incurred by Parent and Merger Sub in connection with the negotiation and preparation of this Agreement and any related agreements or documents and the consummation of the transactions contemplated hereby shall be paid by Parent; provided, however, that Parent shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act and the Competition Act. In the event that Parent or Merger Sub (or any Affiliate thereof) institutes any Action for Fraud against the Company, any of its Subsidiaries, the Members’ Representative, any of the Members, or any of their respective Affiliates, and does not prevail in that Action, upon the receipt of a final and non-appealable order of a court of competent jurisdiction in such Fraud Action, the prevailing party or parties shall be entitled to receive, in addition to all other damages to which they may be entitled, the reasonable and documented costs incurred by such party or parties in defending the Fraud Action, including reasonable attorneys’ fees and expenses and court costs.

11.12 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in the state courts of Delaware in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

11.13 Company Disclosure Schedules. Certain information included in the Company Disclosure Schedules has been included solely for informational purposes. The inclusion of information in the Company Disclosure Schedules shall not be deemed an admission or acknowledgment that such information is required to be listed in the Company Disclosure Schedules, that such items are material to the Company, that such items are expected to have a Material Adverse Effect or that such items are within or outside of the ordinary course of business. Furthermore, the inclusion in the Company Disclosure Schedules of information or the exclusion of information from the Company Disclosure Schedules will not be deemed an admission regarding any level of materiality for purposes of this Agreement. The headings, if any, of the individual sections and subsections of the Company Disclosure Schedules are inserted for convenience only and will not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedules are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section or subsection of the Company Disclosure Schedules as an exception to any particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties to the extent that such item is cross referenced therein or to the extent the applicability of such disclosure is reasonably apparent on its face to such other covenants, representations or warranties. The information and statements contained in the Company Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants or agreements of the Members except as and to the extent provided in the text of this Agreement. Any summary or description of any Legal Requirement, Contract or other document contained in the Company Disclosure Schedules is qualified in its entirety by the full text of such Legal Requirement, Contract or other document.

11.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic delivery in portable document format or other electronic format will be effective as delivery of a manually executed counterpart of this Agreement.

11.15 Conflict Waiver; Attorney Client Privilege. Each of the parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that:

(a) Each of Drinker Biddle & Reath LLP (“DBR”) and Goodmans LLP (“Goodmans”) has acted as counsel to the Company, the Members’ Representative and their respective Affiliates (collectively, the “Company Group”) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Parent agrees that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company Group by DBR or Goodmans shall not preclude DBR or Goodmans from serving as counsel to the Members’ Representative, any Member or any director, member, stockholder, partner, officer or employee of any Member, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(b) Parent shall not seek or have DBR or Goodmans disqualified from any such representation based upon the prior representation of the Company Group by DBR or Goodmans. Each of the parties hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 11.15 shall not be deemed exclusive of any other rights to which DBR or Goodmans is entitled whether pursuant to Legal Requirement, Contract or otherwise.

(c) All communications among the Members’ Representative, any Member, the Company and any of their respective Affiliates, on the one hand, and DBR and/or Goodmans, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and any agreements or documents delivered pursuant to this Agreement and the consummation of the transactions contemplated hereby (collectively, the “Privileged Communications”) shall be deemed to be attorney client privileged and the expectation of client confidence relating thereto shall belong solely to the Members’ Representative, may be controlled only by the Members’ Representative and shall not pass to or be claimed by Parent.

Accordingly, Parent shall not have access to any Privileged Communications or to the files of DBR or Goodmans relating to such engagement from and after the Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Members’ Representative (and not Parent) shall be the sole holder of the attorney client privilege with respect to such engagement, and Parent shall not be a holder thereof, (ii) to the extent that files of DBR or Goodmans in respect of such engagement constitute property of the client, only the Members’ Representative (and not Parent) shall hold such property rights and (iii) neither DBR nor Goodmans shall have any duty whatsoever to reveal or disclose any such attorney client communications or files to Parent by reason of any attorney client relationship between DBR and/or Goodmans, on the one hand, and the Members’ Representative, any Member, the Company and/or Affiliate of such Person or otherwise, on the other hand. This right to attorney client privilege shall exist even if such communications may exist on any computer system or in documents comprising part of the assets owned by the Company. Notwithstanding the foregoing, in the event that a dispute arises between Parent or its Affiliates, on the one hand, and a third party other than the Members’ Representative, any Member, the Company and/or Affiliate of such Person, on the other hand, Parent and its Affiliates may assert the attorney client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Parent nor any of its Affiliates may waive such privilege without the prior written consent of the Members’ Representative. In the event that Parent or any of its Affiliates is legally required by Governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Legal Requirements, and (y) advisable in the opinion of Parent’s counsel, then Parent shall as promptly as practicable notify Members’ Representative in writing so that Members’ Representative can seek a protective order.

(d) This Section 11.15 is intended for the benefit of, and shall be enforceable by, DBR and Goodmans. This Section 11.15 shall be irrevocable, and no term of this Section 11.15 may be amended, waived or modified, without the prior written consent of DBR and Goodmans.

11.16 Entire Agreement. This Agreement (including the Company Disclosure Schedules and Exhibits referred to herein) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter, other than the Confidentiality Agreement, dated as of March 20, 2017, by and between the Company and Parent (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms until the Closing Date, at which time such Confidentiality Agreement and the obligations of the parties thereunder shall terminate.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be duly executed and delivered as of the date first above written.

THE COMPANY:	PPHC HOLDINGS, LLC

	By:	/s/ O’neil Griffiths
Name: O’neil Griffiths
Title: President & CEO

PARENT:	AK STEEL CORPORATION

	By:	/s/ Roger K. Newport
Name: Roger K. Newport
Title: Chief Executive Officer

MERGER SUB:	DRIVE MERGER SUB, LLC

	By:	/s/ Roger K. Newport
Name: Roger K. Newport
Title: President and Chief Executive Officer

MEMBERS’ REPRESENTATIVE:	PPHC MEMBERS’ REPRESENTATIVE, LLC

	By:	/s/ David Proctor
Name: David Proctor
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

APPLICABLE ACCOUNTING PRINCIPLES

See attached.

EXHIBIT B

ESCROW AGREEMENT

See attached.

Exhibit B

ESCROW AGREEMENT

This Escrow Agreement dated this              day of             , 2017 (as it may be amended or modified from time to time pursuant hereto, the “Escrow Agreement”), is entered into by and among AK Steel Corporation, a Delaware corporation (“Parent”), PPHC Members’ Representative, LLC, a Delaware limited liability company, in its capacity as the Members’ Representative (“Members’ Representative,” and together with Parent, the “Parties,” and individually, a “Party”), and Wells Fargo Bank, National Association, a national banking association organized under the laws of the United States, as escrow agent (“Escrow Agent”).

RECITALS

A. Parent, Members’ Representative, PPHC Holdings, LLC, a Delaware limited liability company (the “Company”), and Drive Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), have entered into that certain Agreement and Plan of Merger, dated as of June 30, 2017 (the “Merger Agreement”), pursuant to which the parties have agreed, among other things, that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. All capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement; provided, however, the Escrow Agent will not be responsible to determine or to make inquiry into any term, capitalized, or otherwise, not defined herein.

B. The Merger Agreement provides that, subject to the terms thereof, (i) Parent and Members’ Representative shall enter into this Escrow Agreement and (ii) a portion of the Purchase Price shall be deposited by Parent into escrow, and the Escrow Agent agrees to hold such funds in escrow in a separate and distinct account designated by the Escrow Agent (the “Escrow Account”) and to distribute such funds, in each case, in accordance with the terms of this Escrow Agreement.

C. The Parties acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Escrow Agreement to the Merger Agreement are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Escrow Agreement.

In consideration of the mutual promises and agreements of the Parties set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

ARTICLE 1

ESCROW DEPOSIT

Section 1.1. Appointment of Escrow Agent. The Parties hereby appoint Escrow Agent as their escrow agent for the purposes set forth herein, and Escrow Agent hereby accepts such appointment for the purpose of receiving and disbursing funds from the Escrow Account in accordance with the terms and conditions set forth herein.

Section 1.2. Deposit of Escrow Property. Upon the execution hereof by the Parties and Escrow Agent, Parent shall deliver, or cause to be delivered, to the Escrow Account the amount of $10,000,000 (the “Escrow Amount”), in cash by wire transfer of immediately available funds.

The Escrow Agent hereby accepts and agrees to hold the Escrow Property (as defined below) in the Escrow Account and to not distribute or release any portion thereof except in accordance with the provisions of this Escrow Agreement.

Section 1.3. Investments.

(a) The Escrow Agent is authorized and directed to deposit, transfer, hold and invest the Escrow Amount and any investment income and earnings accrued thereon (collectively, the “Escrow Property”) as set forth in Exhibit A hereto, or as set forth in any subsequent written instruction signed by each of the Parties. Any investment earnings and income on the Escrow Property shall become part of the Escrow Property, and shall be disbursed in accordance with Section 1.4 of this Escrow Agreement.

(b) The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement. The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice.

(c) The Parties agree that confirmations of permitted investments are not required to be issue by the Escrow Agent for each month in which a monthly statement is rendered. No statement need be rendered for any fund or account if no activity occurred in such fund or account during such month.

Section 1.4. Disbursements. The Escrow Property held pursuant to this Escrow Agreement is intended to provide an exclusive source of funds for the payment of any amounts which may become payable to Parent under Section 2.13, Section 5.8(a)(i) or Section 5.15(c) of the Merger Agreement or otherwise. The Escrow Property shall only be distributed and released as follows:

(a) Joint Written Instructions. At any time and from time to time on or prior to [●], 20181 (the “Escrow Release Date”), upon its receipt of joint written instructions signed by Members’ Representative and Parent authorizing the release of all or any portion of the Escrow Property in the Escrow Account, the Escrow Agent shall, within three (3) Business Days of receiving such instruction, release, by wire transfer of immediately available funds to the account designated in writing in such joint written instruction, the amount of Escrow Property from the Escrow Account specified in such joint written instructions.

[1]	Note to Draft: To be 1 year following Closing Date.

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(b) Adjustment-Related Disbursements. Parent and Members’ Representative shall, promptly and in any event within five (5) Business Days following the final determination of the Purchase Price pursuant to Section 2.13 of the Merger Agreement, deliver to the Escrow Agent a joint written instruction (i) authorizing and directing to be released to Parent the amount (if any) of the Escrow Property to be released to Parent from the Escrow Account pursuant to Section 2.13(e) of the Merger Agreement and (ii) authorizing and directing to be released to Members’ Representative any Escrow Property that remains in the Escrow Account on such date (following any release to Parent pursuant to clause (i) above) in excess of $4,000,000 (if any).

(c) Indemnification Related Claims.

(i) At any time and from time to time on or prior to the Escrow Release Date, if any Parent Indemnified Party makes a claim for indemnity pursuant to and in accordance with Section 5.8(a)(i) or Section 5.15(c) of the Merger Agreement (a “Claim”), Parent, on behalf of such Parent Indemnified Party, may deliver to the Escrow Agent and Members’ Representative a written notice (an “Escrow Notice”) setting forth in reasonable detail the nature and basis of the Claim by the Parent Indemnified Party as well as the amount of the Claim (or a good faith estimate of the amount of the Claim if the Claim is not yet reasonably ascertainable) (the “Claim Amount”). Promptly upon receipt of an Escrow Notice (and, in any event, within two (2) Business Days of such receipt), the Escrow Agent shall provide a copy of such Escrow Notice, and the date on which it received such Escrow Notice, to Members’ Representative. Members’ Representative shall have thirty (30) calendar days following receipt of an Escrow Notice to deliver to Escrow Agent and Parent an objection in writing to the Claim (a “Dispute Notice”), which notice shall state whether Members’ Representative disputes the validity of the Claim, the Claim Amount or any portion thereof. At least two (2) Business Days prior to the expiration of the 30-day objection period, if no Dispute Notice has been received, the Escrow Agent shall provide notice to Parent and Members’ Representative of the expiration of such objection period; provided, however, that the Parties shall be solely responsible for the accurate determination of the beginning date and the last day of the objection period, and the Escrow Agent shall not be liable for any omission to provide such notice as is set forth in this provision. If the Escrow Agent has not received a Dispute Notice with respect to an Escrow Notice (whether as to the validity of the Claim or the Claim Amount) by 11:59 pm (Eastern Daylight Time or Eastern Standard Time, as applicable) on the 30th calendar day following the Escrow Agent’s receipt of such Escrow Notice, then promptly, but in any event within two (2) Business Days thereafter, the Escrow Agent shall release, by wire transfer of immediately available funds to an account designated in writing to the Escrow Agent by Parent, an amount of Escrow Property from the Escrow Account equal to the amount of such Claim. The Escrow Agent shall not inquire into whether any person constitutes a Purchaser Indemnified Party under the Merger Agreement or whether any Claim complies with the requirements of the Merger Agreement. The Escrow Agent shall be permitted to treat (A) any notice claiming to constitute an Escrow Notice as an Escrow Notice within the meaning of this Agreement and (B) any notice claiming to constitute a Dispute Notice as a Dispute Notice within the meaning of this Agreement.

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(ii) If Members’ Representative in good faith delivers to the Escrow Agent and Parent a Dispute Notice within the 30 calendar day period following the Escrow Agent’s receipt of an Escrow Notice, then, the Escrow Agent shall not distribute to Parent any portion of the Escrow Property in the Escrow Account on account of the Claim that is the subject of the Dispute Notice until the Escrow Agent receives either (A) joint written instructions signed by Members’ Representative and Parent authorizing the release to Parent of the portion of the Escrow Property in the Escrow Account that is agreed upon as the amount recoverable in respect of the Dispute Notice or (B) a final and non-appealable judgment, order or decree of a court of competent jurisdiction or other judicial body having proper authority over the Parties directing the release to Parent of the portion of the Escrow Property in the Escrow Account that such body determined to be recoverable in respect of the Dispute Notice; provided that, notwithstanding the foregoing, if Members’ Representative objects to the Claim Amount only in part, the Escrow Agent shall, after the lapse of the 30-calendar day period set forth in Section 1.4(c)(i), promptly, but in any event within three (3) Business Days thereafter, deliver to Parent an amount from the Escrow Property equal to the portion of the Claim Amount not objected to by Members’ Representative. Upon receipt of any such joint written instructions or such final and non-appealable order, as the case may be, the Escrow Agent shall release to Parent such amount of the Escrow Property in the Escrow Account in accordance with such written instructions or final and non-appealable order.

(d) Release of Remaining Escrow Property.

(i) Within two (2) Business Days after the Escrow Release Date, the Escrow Agent shall release to Members’ Representative, by wire transfer of immediately available funds to an account designated by Members’ Representative in writing, the remaining balance (if any) of the Escrow Property in the Escrow Account, less the amount of all Unresolved Claims.

(ii) For purposes of this Escrow Agreement, the term “Unresolved Claims” shall mean, as of 11:59 p.m. on the Escrow Release Date, the aggregate amount of all Claims that are the subject of a Dispute Notice that have not previously been resolved or satisfied in accordance with Section 1.4(c)(ii) or that were properly and timely asserted under this Escrow Agreement and are unresolved or unsatisfied as of the Escrow Release Date, including any Claims for which an Escrow Notice has been delivered but for which the 30-day objection period has not expired as of the Escrow Release Date.

(iii) Unresolved Claims for which Members’ Representative has delivered (or timely delivers during an unexpired 30-day objection period) a Dispute Notice in accordance with subclauses (i) and (ii) of Section 1.4(c) shall be administered in accordance with subclause (ii) of Section 1.4(c), as well as this Section 1.4(d)(iii). With respect to any Unresolved Claims for which the thirty (30) day objection period has not expired as of the Escrow Release Date, (A) at least two (2) Business Days prior to the expiration of the thirty (30) day objection period, if no Dispute Notice has been received, the Escrow Agent shall provide notice to Parent and Members’ Representative of the expiration of such objection period; provided, however, that the Parties shall be solely responsible for the accurate determination of the beginning date and the last day of the objection period, and the Escrow Agent shall not be liable for any omission to provide such notice as is set forth in this provision, and (B) upon the expiration of the 30-day objection period for any Unresolved Claim, if no Dispute Notice has been delivered in accordance with subclauses (i) and (ii) of Section 1.4(c), the Escrow Agent shall, within two (2)

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Business Days following the expiration thereof, release by wire transfer of immediately available funds to an account or accounts designated by Parent an amount of Escrow Property from the Escrow Account equal to the amount of such Unresolved Claim for which no Dispute Notice has been delivered. After the final resolution of each Unresolved Claim in accordance with this Section 1.4, any remaining portion of the Escrow Property in the Escrow Account not distributed to Parent pursuant to the immediately preceding sentences and not subject to other Unresolved Claims shall be released by wire transfer promptly thereafter by the Escrow Agent to an account designated in writing by Members’ Representative.

(e) Distributions Deemed Adjustments to Purchase Price. All distributions of the Escrow Property to Parent pursuant to this Escrow Agreement shall be deemed to be adjustments to the purchase price paid or received pursuant to the terms of the Merger Agreement.

(f) Court Order. Notwithstanding any other provision in this Escrow Agreement to the contrary, the Escrow Agent shall disburse the Escrow Property (or any portion thereof) in accordance with a notice delivered by a Party to the Escrow Agent and the other Party of a final and non-appealable judgment, order or decree from a court of competent jurisdiction having proper authority over the Parties, provided such notice is accompanied by (i) a copy of the order pursuant to which such court has determined whether and to what extent the applicable Party is entitled to receive the Escrow Property (or any portion thereof) and (ii) a certificate of the presenting Party to the effect that such judgement or order is final, non-appealable and from a court of competent jurisdiction having proper authority of the Parties. The Escrow Agent shall be entitled to act on any such final and non-appealable judgement, order or decree without further question, inquiry, or consent.

(g) No Duty to Calculate or Confirm. In any case hereunder in which the Escrow Agent is to receive instructions to disburse Escrow Property, the Escrow Agent shall be entitled to entirely rely on such instructions with no responsibility to calculate or confirm amounts or percentages to release.

Section 1.5. Security Procedure For Funds Transfers. The Escrow Agent shall confirm each funds transfer instruction received in the name of a Party by means of the security procedure selected by such Party and communicated to the Escrow Agent through a signed certificate in the form of Exhibit B-1 (with respect to Parent) or Exhibit B-2 (with respect to Members’ Representative) attached hereto, which upon receipt by the Escrow Agent shall become a part of this Escrow Agreement. Once delivered to the Escrow Agent, Exhibit B-1 or Exhibit B-2 may be revised or rescinded only by a writing signed by an authorized representative of the applicable Party, as set forth in such Exhibit. Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it. If a revised Exhibit B-1 or B-2 or a rescission of an existing Exhibit B-1 or B-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to such Party, Escrow Agent may require that such document be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the Party under this Escrow Agreement.

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The Parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions pursuant to the security procedure selected by such Party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

Section 1.6. Income Tax Allocation and Reporting.

(a) The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by Parent, whether or not such income was disbursed during such calendar year. If any interest or other income is earned on any investment of any portion of the Escrow Property, then within five (5) Business Days after the end of each calendar quarter in which such interest or other income is earned, and in addition, on a day that is at least one (1) Business Day prior to the final disbursement of the balance of the Escrow Property, the Escrow Agent shall disburse to Parent, in accordance with the payment instructions attached as Exhibit D hereto which may be amended and supplemented from time to time by Parent (without any requirement of the consent of any other Party), an amount equal to 40% of the amount of such interest or other income earned thereon, in each case, since the end of the prior calendar quarter.

(b) For certain payments made pursuant to this Escrow Agreement, the Escrow Agent may be required to make a “reportable payment” or “withholdable payment” and in such cases the Escrow Agent shall have the duty to act as a payor or withholding agent, respectively, that is responsible for any tax withholding and reporting required under Chapters 3, 4, and 61 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Escrow Agent shall have the sole right to make the determination as to which payments are “reportable payments” or “withholdable payments.” All parties to this Escrow Agreement shall provide an executed IRS Form W-9 or appropriate IRS Form W-8 (or, in each case, any successor form) to the Escrow Agent prior to the date hereof, and shall promptly update any such form to the extent such form becomes obsolete or inaccurate in any respect. The Escrow Agent shall have the right to request from any party to this Escrow Agreement, or any other person or entity entitled to payment hereunder, any additional forms, documentation or other information as may be reasonably necessary for the Escrow Agent to satisfy its reporting and withholding obligations under the Code. To the extent any such forms to be delivered under this Section 1.6(b) are not provided prior to the date hereof or by the time the related payment is required to be made or are determined by the Escrow Agent to be incomplete and/or inaccurate in any respect, the Escrow Agent shall be entitled to withhold (without liability) a portion of any interest or other income earned on the investment of the Escrow Property or on any such payments hereunder to the extent withholding is required under Chapters 3, 4, or 61 of the Code, and shall have no obligation to gross up any such payment.

(c) To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Property, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Property. The Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow

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Agent on or with respect to the Escrow Property and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 1.6(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

Section 1.7. Termination. This Escrow Agreement shall terminate upon the disbursement of all of the Escrow Property, including any interest and investment earnings thereon, in accordance with Section 1.4 of this Escrow Agreement, except that the provisions of Sections 1.6(c), 3.1 and 3.2 hereof shall survive termination and the Escrow Agent is authorized and directed to disburse the Escrow Property in accordance with Section 1.4 of this Escrow Agreement.

ARTICLE 2

DUTIES OF THE ESCROW AGENT

Section 2.1. Scope of Responsibility. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstance will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement (including the exhibits attached hereto and any agreements, instruments or documents delivered hereunder), whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. The Escrow Agent will not be responsible to determine or to make inquiry into the definition of any defined term, capitalized or otherwise, not defined herein. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.

Section 2.2. Attorneys and Agents. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in good faith and in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent, unless directly caused by its own gross negligence or willful misconduct as set forth in Section 3.2. The Escrow Agent shall be reimbursed as set forth in Section 3.1 for any and all reasonable and documented (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals by the Escrow Agent. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees; provided that the Escrow Agent shall remain liable for the performance of its duties and obligations hereunder, regardless of employment or retention of any such affiliates or agents.

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Section 2.3. Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns, except to the extent that its following or acting upon any such direction or consent is not permitted by the terms hereof. The Escrow Agent shall not be liable for acting or refraining from acting in good faith upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent Exhibit B-1 and Exhibit B-2, which contain authorized signer designations in Part I thereof. Each Party represents and warrants for itself that each person signing this Escrow Agreement on behalf of such Party is duly authorized to execute and deliver this Escrow Agreement, and each person that may execute and deliver any exhibit, agreement, document, or instrument on behalf to be executed and delivered by such Party pursuant to this Escrow Agreement shall be so duly authorized upon the execution and delivery thereof.

Section 2.4. Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

Section 2.5. No Financial Obligation. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

Section 3.1. Indemnification. The Parties, jointly and severally, shall indemnify the Escrow Agent from and against any and all loss, liability, cost, damage and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees of any litigation), which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates, unless such loss, liability, cost, damage or expense shall have been finally adjudicated to have been caused by the willful misconduct or gross negligence of the Escrow Agent. The provisions of this Section 3.1 shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement. Solely as between Parent and Members’ Representative, and without limitation of the Escrow Agent’s rights under this Section 3.1, each of Parent and Members’ Representative hereby agree between themselves to each pay fifty percent (50%) of any such indemnification obligations.

Section 3.2. Limitation of Liability. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (I) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL

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MISCONDUCT, OR (II) SPECIAL, INDIRECT, PUNITIVE, OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

Section 3.3. Resignation or Removal. The Escrow Agent may resign by providing thirty (30) calendar days’ written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which the Escrow Agent is entitled through the date of removal. Such resignation or removal, as the case may be, shall be effective thirty (30) calendar days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of such thirty (30) day period following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

Section 3.4. Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit C, which compensation (together with any other fees or expenses and related disbursements incurred by the Escrow Agent in carrying out its obligations hereunder that are required to be paid by the Parties pursuant to the terms hereof) shall be paid fifty percent (50%) by each of Parent and Members’ Representative promptly as such amounts become due. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent’s services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Property with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Property. For the avoidance of doubt, the fees payable pursuant to this Section 3.4 shall be the sole compensation payable to Escrow Agent for performing the duties and obligations imposed under this Escrow Agreement.

Section 3.5. Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow

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Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Property until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Property, (ii) receives a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Property, in which event the Escrow Agent shall be authorized to disburse the Escrow Property in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrow Property and shall be entitled to recover reasonable attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. Any such court order, judgment or award or arbitration decision shall be accompanied by a written instrument of the presenting Party certifying that such court order, judgment or award or arbitration decision is final, non-appealable and from a court of competent jurisdiction or from a competent arbitration panel, upon which instrument the Escrow Agent shall be entitled to conclusively rely without further investigation. The Escrow Agent shall be entitled to act on any such agreement, court order, judgment or award or arbitration decision without further question, inquiry, or consent.

Section 3.6. Merger or Consolidation. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

Section 3.7. Attachment of Escrow Property; Compliance with Legal Orders. In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

Section 3.8 Force Majeure. Neither the Escrow Agent nor any Party shall be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that, in the event of any

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failure or delay in the Escrow Agent’s performance of its obligations pursuant to this Section 3.8, the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 4

MISCELLANEOUS

Section 4.1. Binding Agreement. The Parties and the Escrow Agent each represent and warrant that, the execution and delivery of this Escrow Agreement and the performance of such party’s obligations hereunder have been duly authorized and that the Escrow Agreement is a valid and legal agreement and obligation binding on such party and enforceable in accordance with its terms.

Section 4.2. Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. Neither this Escrow Agreement nor any of the rights, interests or obligations hereunder may be assigned by either Party hereto or the Escrow Agent (whether by operation of law or otherwise) without the prior written consent of the other Part(ies) and the Escrow Agent, as applicable, except that the Escrow Agent is permitted to merge or consolidate with other entities as set forth in Section 3.6 without such prior written consent.

Section 4.3. Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Property escheat by operation of law; provided, that the Escrow Agent shall use commercially reasonable efforts to provide notice to each of the Parties prior to paying any of the Escrow Funds to any governmental authority under applicable escheat laws.

Section 4.4. Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally (upon delivery), (ii) by fax transmission, upon written confirmation of receipt, (iii) by e-mail to the e-mail address given below, upon transmission provided no “bounceback” or similar evidence of non-delivery is received, (iv) by overnight delivery with a reputable national overnight delivery service, on the next day following delivery to the courier, or (v) by mail or by certified mail, return receipt requested, and postage prepaid. If any notice is mailed, it shall be deemed given five Business Days after the date such notice is deposited in the United States mail. “Business Day” shall mean any day other than a Saturday, a Sunday, a federal or New York State holiday, and any other day on which the Escrow Agent is closed for business. If notice is given to a party, it shall be given at the address for such party set forth below or to such other address as any party hereto shall notify to the other parties from time to time. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes.

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If to Parent:

AK Steel Corporation

9227 Centre Pointe Drive

West Chester, Ohio 45069

Fax Number: (513) 425-5607

Email: Joe.Alter@aksteel.com

Attention: Joseph C. Alter

With a copy to (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10024

Fax Number: (212) 310-8007

E-mail: Raymond.gietz@weil.com

Attention: Raymond O. Gietz, Esq.

If to Members’ Representative:

PPHC Members’ Representative, LLC

c/o Milestone Partners IV, L.P.

555 East Lancaster Avenue, Suite 500

Radnor, PA 19087

Fax Number: (610) 526-2701

E-mail: dproctor@milestonepartners.com

Attention: Mr. David Proctor

With a copy to (which shall not constitute notice) to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Attention: David S. Denious, Esq.

Fax: (215) 988-2757

E-mail: david.denious@dbr.com

If to the Escrow Agent:

Wells Fargo Bank, National Association

150 East 42nd Street 40th Floor

New York, NY 10017

Attention: /Donna Nascimento; Corporate, Municipal and Escrow Solutions

Telephone: (917) 260 1552

Facsimile: (917) 260 1592

E-mail:donna.nascimento@wellsfargo.com

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Section 4.5. Governing Law; Jurisdiction. This Escrow Agreement and any dispute, claim, controversy or other legal proceeding (whether based on contract, tort, equity, or any other theory) that may be based upon, arise out of or relate to this Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regards to choice or conflicts of law principles thereof that would permit the application of the substantive laws of any other jurisdiction. The Parties and the Escrow Agent hereby agree and consent to be subject to the exclusive jurisdiction of the federal or state courts located in the State of Delaware in respect of any suits, actions, claims or proceedings (whether based on contract, tort, equity or any other theory) arising out of or relating to this Escrow Agreement or the transactions contemplated hereby and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action, claim or other proceeding. In furtherance of the foregoing, each of the parties (i) waives the defense of inconvenient forum, (ii) agrees not to commence any suit, action, claim or other proceeding arising out of this Escrow Agreement or any transactions contemplated hereby other than in any such court, and (iii) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by applicable law.

Section 4.6. Entire Agreement; No Third Party Beneficiaries. This Escrow Agreement and the exhibits hereto set forth the entire agreement and understanding of the parties related to the Escrow Property. Nothing in this Escrow Agreement, express or implied, is intended or shall be construed to create any right in any other person other than the Escrow Agent and the Parties hereto.

Section 4.7. Amendment. This Escrow Agreement (including the Exhibits hereto other than Exhibit B-1 and Exhibit B-2) may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

Section 4.8. Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

Section 4.9. Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

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Section 4.10. Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. The exchange of copies of this Escrow Agreement and of signature pages by facsimile or by electronic image scan transmission in .pdf format shall constitute effective execution and delivery of this Escrow Agreement as to the Parties and the Escrow Agent and shall be deemed an original counterpart to this Escrow Agreement for all purposes.

Section 4.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN RESOLVING ANY CLAIM OR COUNTERCLAIM RELATING TO OR ARISING OUT OF THIS ESCROW AGREEMENT.

Section 4.12. Specific Performance and Injunctive Relief. The obligations of the parties hereto (including the Escrow Agent) are unique in that time is of the essence, and any delay in performance hereunder by any party will result in irreparable harm to the other parties hereto. Accordingly, any party hereto may seek specific performance and/or injunctive relief before any court of competent jurisdiction in order to enforce this Escrow Agreement or to prevent violations of the provisions hereof, and no party hereto shall object to specific performance or injunctive relief as an appropriate remedy.

Section 4.13 Publication; Disclosure. By executing this Escrow Agreement, the Parties and the Escrow Agent acknowledge that this Escrow Agreement (including related attachments) contains certain information that is sensitive and confidential in nature and agree that such information needs to be protected from improper disclosure, including the publication or dissemination of the exhibits to this Escrow Agreement to individuals or entities not a party to this Escrow Agreement. The Parties further agree to take reasonable measures to mitigate any risks associated with the publication or disclosure of this Escrow Agreement and information contained therein, including, without limitation, the redaction of the manual signatures of the signatories to this Escrow Agreement, or, in the alternative, publishing a conformed copy of this Escrow Agreement. If a Party must disclose or publish this Escrow Agreement or information contained therein pursuant to any regulatory, statutory, or governmental requirement, as well as any judicial, or administrative order, subpoena or discovery request, it shall notify in writing the other Party and the Escrow Agent at the time of execution of this Escrow Agreement of the legal requirement to do so; provided, that, Members’ Representative and the Escrow Agent acknowledge that Parent may be required to disclose this Escrow Agreement pursuant to its reporting obligations under the federal securities laws or by its listing agreement with a securities exchange, as determined by Parent in its good faith judgment). If any Party becomes aware of any threatened or actual unauthorized disclosure, publication or use of this Escrow Agreement, that Party shall promptly notify in writing the other Parties and the Escrow Agent and shall be liable for any unauthorized release or disclosure.

[The remainder of this page left intentionally blank.]

14

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

AK STEEL CORPORATION

By:

Name:

Title:

PPHC MEMBERS’ REPRESENTATIVE, LLC

By:

Name:

Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent

By:

Name:

Title:

EXHIBIT A

Agency and Custody Account Direction

For Cash Balances

Wells Fargo Money Market Deposit Accounts

You are hereby directed to deposit all Escrow Property received pursuant to the Escrow Agreement to which this Exhibit A is attached in the money market deposit account of Wells Fargo Bank, National Association as indicated below, or as the Parties shall otherwise direct further in writing from time to time:

Wells Fargo Money Market Deposit Account (the “MMDA”)

We understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $250,000.

We acknowledge that we have full power to direct investments of the Escrow Property.

We understand that we may change this direction at any time and that it shall continue in effect until revoked or modified by us by written notice to you. Capitalized terms used in this Exhibit A and not defined herein shall have the meaning given to such terms in the Escrow Agreement to which this Exhibit A is attached.

EXHIBIT B-1

The undersigned, in his capacity as an officer of AK Steel Corporation (“Parent”), certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-1 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Parent, and that the option checked in Part III of this Exhibit B-1 is the security procedure selected by Parent for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Parent.

Parent has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-1 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part III of this Exhibit B-1, Parent acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Parent.

NOTICE: The security procedure selected by Parent will not be used to detect errors in the funds transfer instructions given by Parent. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that Parent take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Parent

Name	Title	Tel. Number	E-mail Address	Specimen Signature

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name	Title	Tel. Number	E-mail Address

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-1. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1. Parent understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. Parent further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only—no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Parent wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If Parent chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

*	The password protected file system has a password that expires every 60 days. If you anticipate having infrequent activity on this account, please consult with your Escrow Agent before selecting this option.

Dated this day of , 2017.
AK STEEL CORPORATION

By
Name:
Title:

EXHIBIT B-2

The undersigned, in his capacity as an officer of Members’ Representative, certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Members’ Representative, and that the option checked in Part III of this Exhibit B-2 is the security procedure selected by Members’ Representative for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Members’ Representative.

Members’ Representative has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-2 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part III of this Exhibit B-2, Members’ Representative acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Members’ Representative.

NOTICE: The security procedure selected by Members’ Representative will not be used to detect errors in the funds transfer instructions given by Members’ Representative. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that Members’ Representative take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Members’ Representative

Name	Title	Telephone Number	E-mail Address	Specimen Signature

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name	Title	Telephone Number	E-mail Address
Members’ Representative

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-2. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2. Members’ Representative understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. Members’ Representative further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only—no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Members’ Representative wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If Members’ Representative chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

*	The password protected file system has a password that expires every 60 days. If you anticipate having infrequent activity on this account, please consult with your Escrow Agent before selecting this option.

Dated this day of , 2017.
PPHC MEMBERS’ REPRESENTATIVE, LLC

By:
Name:
Title:

EXHIBIT C

FEES OF ESCROW AGENT

EXHIBIT D

Buyer Account Instructions

EXHIBIT C

WORKING CAPITAL CALCULATION SCHEDULE

See attached.

EXHIBIT D

MEMBER LETTER

See attached.

Exhibit D

MEMBER LETTER

Dear Unitholder:

Pursuant to the Agreement and Plan of Merger, dated as of June 30, 2017 (the “Merger Agreement”), among PPHC Holdings, LLC, a Delaware limited liability company (the “Company”), AK Steel Corporation, a Delaware corporation (“Parent”), Drive Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), and PPHC Members’ Representative, LLC, a Delaware limited liability company (the “Members’ Representative”), in its capacity as the Members’ Representative appointed pursuant to Article X of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and the Company will be the Surviving Company and wholly-owned Subsidiary of Parent. The Merger has been approved by the requisite number of holders of Company Units (as defined below) and it is anticipated that the Merger will occur on or about [            ], 2017 (the date and time at which the Merger is completed is referred to in this Member Letter as the “Effective Time”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

You are receiving this Member Letter because you are a holder of units of the Company’s Preferred Membership Interests (“Preferred Units”), Common Membership Interests (“Common Units”) and/or Junior Membership Interests (“Junior Units” and together with the Preferred Units and Common Units, the “Company Units”). Pursuant to the terms of the Merger Agreement, at the Effective Time, all Company Units issued and outstanding immediately prior to the Merger (other than those Company Units owned by the Company and held in treasury or otherwise), whether vested or unvested, will be automatically cancelled and converted solely into the right for the former holders of such Company Units to receive such amounts in cash as described in the Merger Agreement. As provided in the Merger Agreement, subject to the order and manner of distributions to the Company’s members set forth in Section 4.2(b) of the Company’s Amended and Restated Limited Liability Company Operating Agreement, dated August 30, 2016 (the “LLC Agreement”) you will have the right to receive for each Company Unit (i) a portion of the Closing Consideration, (ii) a portion of any post-closing adjustment that results in an increase to the Estimated Purchase Price, (iii) a portion of any funds that may be released from the Escrow Account to the Members’ Representative and (iv) a portion of any funds that may be released by the Members’ Representative from the Holdback Amount (we refer to such amounts herein, collectively, as your “portion of the Purchase Price”). All consideration payable to you under the Merger Agreement will be paid without interest and subject to applicable withholding.

Under the terms of the Merger Agreement, in order to receive the consideration to which you may be entitled in respect of your Company Units, you are required to complete this Member Letter. To facilitate the closing of the transactions contemplated by the Merger Agreement and the exchange of your Company Units for your portion of the Purchase Price, we request that you complete the enclosed Member Letter and return your completed Member Letter on or before [                ], 2017 pursuant to the instructions contained in this Member Letter.

By signing and delivering this Member Letter, you are (a) making representations relating to the ownership of your Company Units and other matters as set forth herein, (b) agreeing to be bound by certain matters under the Merger Agreement, including the appointment of the Members’ Representative, and (c) agreeing to be bound by the confidentiality, release and other covenants and undertakings set forth herein. You will not be entitled to receive any consideration unless and until the Merger is consummated pursuant to the Merger Agreement and your delivery of this Member Letter and any documents required to be delivered in connection with this Member Letter will not in and of itself entitle you to any rights unless and until the Merger is consummated. For the avoidance of doubt, by signing and delivering this Member Letter you hereby accept and agree to, and agree to be bound by, the terms set forth in this Member Letter, and to be bound by Article X and the other terms and conditions of the Merger Agreement as if a party thereto, including any obligations of holders of Company Units thereunder.

DELIVERY OF THIS MEMBER LETTER TO AN ADDRESS OTHER THAN AS SET FORTH IN THIS MEMBER LETTER SHALL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS MEMBER LETTER WHERE INDICATED BELOW. THE INSTRUCTIONS ACCOMPANYING THIS MEMBER LETTER SHOULD BE READ CAREFULLY BEFORE THIS MEMBER LETTER IS COMPLETED AND RETURNED.

YOU WILL NOT BE ENTITLED TO RECEIVE YOUR PORTION OF THE PURCHASE PRICE UNTIL (I) THE CLOSING HAS OCCURRED AND (II) PARENT HAS RECEIVED THIS MEMBER LETTER, DULY AND PROPERLY COMPLETED AND SIGNED, ACCOMPANIED BY ALL PROPERLY COMPLETED AND DULY EXECUTED DOCUMENTS REQUIRED TO BE DELIVERED PURSUANT TO THE INSTRUCTIONS SET FORTH IN THIS MEMBER LETTER.

YOU SHOULD READ THE MERGER AGREEMENT AND THE PROVIDED EXHIBITS THERETO IN THEIR ENTIRETY FOR A COMPLETE DESCRIPTION OF THE CONSIDERATION YOU MAY BE ENTITLED TO RECEIVE IN CONNECTION WITH THE MERGER, AND THE TERMS AND CONDITIONS APPLICABLE THERETO. THE MERGER AGREEMENT AND EXHIBITS ARE BEING DELIVERED TO YOU TOGETHER WITH THIS MEMBER LETTER.

Pursuant to Sections 2.10 and 2.13(e) and Article X of the Merger Agreement, the Members’ Representative will process and pay to each former holder of Company Units their portion of the Purchase Price. Information and additional copies of this Member Letter may be obtained from the Members’ Representative by writing to the address below, via email at bwatson@milestonepartners.com or by calling the Members’ Representative at (610) 526-2700. In order to receive the applicable consideration following the Merger, as and when such consideration may become due and payable, you must complete and return this Member Letter and other requested documents in accordance with these instructions. If you have any questions regarding these instructions or the Member Letter, please contact the Members’ Representative by writing to the address below, via email at bwatson@milestonepartners.com or by calling the Members’ Representative at (610) 526-2700.

BY EXECUTION AND DELIVERY OF THIS MEMBER LETTER, YOU ARE MAKING AND AGREEING TO BE BOUND BY AND COMPLY WITH ALL OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS THAT ARE STATED IN THIS MEMBER LETTER, INCLUDING, WITHOUT LIMITATION, IN THE “AGREEMENT” PORTION OF THIS MEMBER LETTER.

“AGREEMENT”

In compliance with the accompanying instructions, the undersigned on its own behalf and on behalf of its successors and assigns and, if applicable, its heirs, executors and administrators, hereby delivers this executed and completed Member Letter to the Members’ Representative in exchange for the right to receive, subject to the Closing having occurred, for each Company Unit owned by the undersigned and issued and outstanding immediately prior to the Effective Time which is transferred and surrendered hereunder, in cash, the portion of the Purchase Price attributable to such Company Units.

In order to induce Parent to consummate the transactions contemplated by the Merger Agreement, including the payment of the Purchase Price as called for by the Merger Agreement, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned, intending to be legally bound, expressly agrees as follows:

1. Transfer of Units. Subject to the consummation of the Merger, the undersigned hereby irrevocably transfers and surrenders all of the undersigned’s right, title and interest in and to all the undersigned’s Company Units listed in this Member Letter, and the undersigned acknowledges and agrees that upon consummation of the Merger all such Company Units shall be cancelled and of no further force or effect, and shall from and after the consummation of the Merger represent only the right to receive the portion of the Purchase Price attributable to such Company Units pursuant to the Merger Agreement and Escrow Agreement. As and when such consideration is to be paid, the undersigned hereby directs the Members’ Representative to pay any and all amounts to which the undersigned is entitled to be paid in respect of its, his or her Company Units in accordance with the terms and conditions of the Merger Agreement, by the method of payment selected by the undersigned in the “Payment Instructions” below.

2. The Merger Agreement and Escrow Agreement. The undersigned acknowledges receipt of a copy of the Merger Agreement, including the exhibits thereto, and the form of escrow agreement to be executed and delivered by the Members’ Representative and Parent at the Closing (the “Form Escrow Agreement”). The undersigned has reviewed and understands the Merger Agreement, the Form Escrow Agreement and the transactions contemplated thereby and has had an opportunity to ask questions and receive answers from the Company and legal counsel as the undersigned has deemed necessary to evaluate the transactions contemplated by the Merger Agreement, the Form Escrow Agreement and this Member Letter. The undersigned hereby irrevocably consents to the Merger and approves, adopts, ratifies, accepts and agrees to be bound by the terms and conditions of Article X and the other terms and conditions of the Merger Agreement and the Form Escrow Agreement as if a party thereto, including any obligations of holders of Company Units thereunder. The undersigned hereby acknowledges the right of the Members’ Representative to act on behalf of the undersigned with respect to the Merger Agreement and the Escrow Agreement and waives any notice with respect to any and all such actions.

3. Purchase Price. The undersigned acknowledges that the portion of the Purchase Price to which the undersigned is entitled in exchange for the cancellation of such undersigned’s Company Units will be determined, among other factors set forth in the Merger Agreement and Escrow Agreement, by the distribution waterfall set forth in Section 4.2(b) of the LLC Agreement. The undersigned further acknowledges that the portion of the Purchase Price that is initially distributable to holders of Units following the Merger will be reduced by the Escrow Amount and the Holdback Amount.

4. Representations and Warranties. The undersigned hereby acknowledges and agrees that the undersigned is bound by the Merger Agreement (solely for purposes of the indemnification obligations in Section 5.8(a) or any other relevant provision thereof and the Members’ Representative provisions in Article X thereof). The undersigned represents and warrants that the undersigned is the owner of the Company Units identified as owned by the undersigned in this Member Letter, of record and beneficially, free and clear of all Liens (other than those arising under the Company’s Organizational Documents or applicable securities laws), and has the full legal right, power, capacity and authority to submit the Company Units for cancellation at the Effective Time in accordance with the terms of the Merger Agreement pursuant to this Member Letter. The undersigned represents and warrants that other than the Company Units listed in this Member Letter and in any other Member Letter submitted by the undersigned with respect to Company Units held in a different name or form, the undersigned does not hold or own (beneficially or of record) any additional Company Units and is not entitled to receive any other Company Units. The undersigned represents and warrants that the undersigned has full power, authority and legal capacity to execute and deliver this Member Letter and to perform the undersigned’s obligations contemplated by this Member Letter and the Merger Agreement with respect to the undersigned. The undersigned represents and warrants that the execution, delivery and performance of this Member Letter has been duly authorized by all necessary action (including, but not limited to, if the undersigned is a legal entity, approval by its board of directors or similar governing body and, if necessary, its stockholders or other equityholders) of the undersigned, if any, and this Member Letter constitutes a legal, valid and binding obligation of the undersigned, enforceable against him, her or it in accordance with its terms. The undersigned represents and warrants that the execution, delivery and performance of this Member Letter by the undersigned do not and will not (with or without the passage of time or the giving of notice) (i) violate or conflict with any provision of the organizational or other governing documents of the undersigned (if the undersigned is an entity) or any Legal Requirement currently binding upon or applicable to the undersigned, or (ii) result in, require or permit the creation or imposition of any Lien of any nature upon or with respect to the Units owned by the undersigned. The undersigned represents and warrants that no authorizations, consents or approvals are required to be given to or made by the undersigned, as a result of, or in connection with, his, her or its execution, delivery or performance of this Member Letter and the transactions contemplated hereby (other than such authorizations, consents or approvals as have already been given or made). The undersigned represents and warrants that there are no judicial, administrative or other Actions pending that question the validity of this Member Letter or which, if adversely determined, would reasonably be expected to have an adverse effect upon the ability of the undersigned to enter into or perform his, her or its obligations under this Member Letter. No Person acting on behalf of the undersigned or any of his, hers or its respective Affiliates or under the authority of any of the foregoing is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee, directly or indirectly, in connection with any of the transactions contemplated by this Member Letter or the Merger Agreement.

5. Appointment of Representative. The undersigned hereby irrevocably appoints and ratifies, acknowledges and accepts the appointment of the Members’ Representative and any successor representative, as its attorney-in-fact, with full power and authority, including power of substitution, acting in the name of, for and on behalf of the undersigned and the undersigned’s heirs, executors, administrators, successors and assigns, to have all of the rights and to perform all of the obligations of the Members’ Representative as set forth in or contemplated by the Merger Agreement and the Escrow Agreement. This appointment and power of attorney shall be deemed as coupled with an interest and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law or otherwise, whether by the death or incapacity or liquidation or dissolution of any Unitholder or the occurrence of any other event or events.

6. Indemnification, Acknowledgements and Other Agreements. The undersigned acknowledges that Parent is relying on the representations, warranties, covenants and agreements of the undersigned in this Member Letter and on the covenants and agreements of the undersigned contemplated by Article X, Section 5.8(a) and otherwise under the Merger Agreement. The undersigned acknowledges and agrees that a portion of the Purchase Price will be deposited at Closing in the Escrow Account and, in the event there are any indemnification claims made by the Parent Indemnified Persons under the Merger Agreement, the undersigned’s portion of the Purchase Price will be reduced on a pro rata basis by the amount of funds in the Escrow Account that are recovered by the Parent Indemnified Persons in accordance with the terms of the Merger Agreement and Escrow Agreement. The undersigned acknowledges and agrees that part of the undersigned’s portion of the Purchase Price will not be paid until at least one year following the Closing Date, and may thereafter be deferred until any outstanding claims by Parent Indemnified Persons are resolved and any funds remaining in the Escrow Account are released to the Members’ Representative in accordance with the terms of the Escrow Agreement. The undersigned further acknowledges that and agrees that a portion of the Purchase Price will be retained by the Members’ Representative to cover expenses of the Members’ Representative in performing its duties pursuant to the Merger Agreement. Such retained amount will only be distributed at the discretion of the Members’ Representative. Any expenses incurred by the Members’ Representative that are not covered by such retained amount shall be paid out of funds released from the Escrow Account for the benefit of the former holders of Company Units, including pro rata by the undersigned, before the balance of such funds are distributed by the Members’ Representative to the Unitholders.

The undersigned will not be entitled to any consideration in the event that the Merger contemplated by the Merger Agreement is not consummated. The receipt of any consideration hereunder will be subject to the terms and conditions of the Merger Agreement, the Escrow Agreement and this Member Letter and will be paid, to the extent permitted by the Merger Agreement or this Member Letter or applicable legal requirements, less any applicable withholding taxes. All authority conferred or agreed to be conferred in this Member Letter shall be binding upon the undersigned and the undersigned’s heirs, successors, assigns, executors, administrators and legal representatives to the extent permitted by law and shall not be affected by, and shall survive, the undersigned’s death, incapacity, liquidation, dissolution or other inability to act. The undersigned acknowledges that the undersigned does not have dissenters’ rights, appraisal rights and/or any similar rights and hereby irrevocably and unconditionally waives the ability to assert any and all dissenters’ rights, appraisal rights and/or similar rights with respect to any Company Units owned by the undersigned and the undersigned hereby withdraws any written notice of dissent or demand previously made upon the Company. The undersigned shall take any further action (including the execution and delivery of such further instruments and documents) as Parent or the Members’ Representative may reasonably request, in the event that at any time after the date hereof such further action is necessary or desirable to carry out the purposes of this Member Letter or the Merger Agreement or the transactions contemplated thereby.

7. Release. Subject to and conditioned upon the Closing and payment of the Closing Consideration by Parent in accordance with the Merger Agreement, the undersigned hereby irrevocably and unconditionally for itself, and on behalf of its heirs, executors, administrators and assigns and, if applicable, its predecessors, successors, subsidiaries, affiliates and its and their respective present and former directors, managers, members, officers, employees, equityholders, agents and representatives, releases and forever discharges the Company (including the Surviving Corporation and its Subsidiaries), the Parent Indemnified Persons and their current and former equityholders, from and against any and all claims, actions, causes of action, suits, damages, judgments, expenses, demands, attorneys’ fees and other obligations or liabilities, whatsoever, whether in law or in equity, that the undersigned may have had at any time heretofore, may now have or may have at any time hereafter arising from, relating to, resulting from or in any manner incidental to any and every matter, thing or event whatsoever occurring or failing to occur at any time in the past and up to and including the date of the Closing, whether or not arising out of or related to the undersigned’s capacity as a holder of Company Units (including as a result of the surrender of Company Units pursuant to the Merger Agreement and this Member Letter in exchange for the right to receive the portion of the Purchase Price attributable to the undersigned’s Company Units in accordance with the Merger Agreement, including any claim based on the allocation of the Purchase Price pursuant to the Merger Agreement, the other transactions contemplated by the Merger Agreement (other than claims arising thereunder), and any claim with respect to the Members’ Representative’s retention of the Holdback Amount or set-off of expenses from funds released from the Escrow Account for the benefit of the members of the Company) and any and all claims related thereto (including attorneys’ fees and costs), in each case, whether absolute or contingent, asserted or unasserted, liquidated or unliquidated, known or unknown, due or to become due, and whether arising under any agreement or understanding (collectively, “Claims”); provided, that the foregoing shall not apply to Claims (a) pursuant to the terms of, or enforcing the rights of the undersigned under, the Merger Agreement, any Ancillary Agreement, or any other agreement, document, or certificate entered into or delivered in connection with the Merger, (b) that cannot be waived by applicable Legal Requirement, or (c) made by the undersigned against the Company pursuant to any indemnification rights set forth in the Company’s Organizational Documents and related to or arising out of the undersigned’s position as a director, officer or employee of the Company. In no event shall Parent, the Company or any of their respective Affiliates have any liability or obligation whatsoever to the undersigned for breaches of the representations, warranties, agreements or covenants of Parent, Merger Sub or the Company set forth in, or otherwise under, the Merger Agreement nor shall the undersigned have any claim or right to contribution or indemnity from the Company, Parent or any of their respective Affiliates with respect to any amounts paid to any Person out of the Escrow Amount pursuant to the Merger Agreement.

8. Confidentiality. The undersigned shall not, and shall cause its Affiliates and representatives not to, disclose or use at any time any information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to Parent, the Company and their respective Affiliates, including their respective businesses, products (including products under development or contemplated for potential development) financial condition and other matters (“Confidential Information”) and the undersigned shall, and shall cause its Affiliates and representatives to, take commercially reasonable steps to safeguard such Confidential Information and to protect it against disclosure. Notwithstanding anything to the contrary in the foregoing, if the undersigned is employed or engaged by Parent, the Company or any of their respective Affiliates, the undersigned may use the Confidential Information in the scope of such employment or engagement for so long as the undersigned remains so employed, subject to the terms of any other confidentiality, use or similar obligations the undersigned may have to the Parent, the Company or any of their respective Affiliates. The confidentiality and use obligations set forth in this Section 8 shall not apply to (a) disclosures to the undersigned’s counsel or independent auditors or other professional advisors, in each case, solely to the extent such disclosures are on a confidential basis, (b) information required to be disclosed pursuant to any applicable Legal Requirement, (c) information for which the undersigned has received a subpoena or similar demand from a court of competent jurisdiction (provided in the case of subclauses (b) and (c) that the undersigned shall, to the extent permitted by applicable Legal Requirement first, promptly upon receipt of such demand, furnish notice and a copy thereof to the Company so that the Company, Parent or their Affiliate, as applicable, may contest the validity of such subpoena or demand or otherwise seek an appropriate order or other remedy protecting such information), or (d) information generally available to the public other than as a result of an breach of this provision or other confidentiality obligation owed to Parent, the Company or their respective Affiliates by the undersigned. Unless permitted by this Section 8, the undersigned shall not make any public statement or disseminate publicly or otherwise disclose to any Person the terms and conditions of the Merger Agreement and/or the transactions contemplated by the Merger Agreement, including but not limited to the purchase price and adjustments thereto.

9. Signatures. If any of the Company Units surrendered hereby are owned of record by two or more joint owners, all such owners shall have signed this Member Letter. If the undersigned is an individual, unless the signature of the undersigned’s spouse appears below, the undersigned represents and warrants to the Company that the undersigned is not married or that the undersigned’s primary residence is in a state that is not a community property state (e.g., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin). If any Company Units surrendered hereby are held in different names on the books and records of the Company, then it will be necessary to complete, sign and submit as many separate Member Letters as there are different holders of such Company Units. If the surrendered Company Units are held in different forms of the name of any Person signing this Member Letter, then it will be necessary for such Person to sign as many Member Letters as there are different name registrations on the books and records of the Company. If this Member Letter is signed by a trustee, executor, administrator, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person shall so indicate upon signing, and hereby represents and warrants to the Company and Parent that he, she or it has all requisite power and authority to act with respect to the matters set forth herein and contemplated hereby.

10. Miscellaneous. This Member Letter shall become effective upon the execution and delivery hereof by the undersigned in accordance with the instructions set forth herein and shall remain in full force and effect notwithstanding the death or incapacity of one or more of the undersigned, and shall be binding upon the heirs, executors, administrators, personal representatives, successors and assigns of the undersigned; provided, however, that if the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Member Letter shall be null and void ab initio. Following the execution of this Member Letter, the undersigned shall provide notice to the Members’ Representative of any: (a) change of address of the undersigned listed in Box C, Box D or Box E; (b) change in bank account information for the undersigned; and (c) other change in contact information of the undersigned, as applicable. This Member Letter, and the execution, performance or nonperformance, interpretation, construction and all matters based upon, arising out of or related to this Member Letter, the transactions contemplated hereby and the subject matter hereof or in any way connected herewith, whether arising in law or equity (collectively, “Covered Matters”) shall be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. The undersigned (a) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts of the State of Delaware located in New Castle County, Delaware with respect to any Covered Matter, (b) hereby waives to the extent not prohibited by applicable laws, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that the Covered Matters may not be enforced in or by such court and (c) hereby agrees not to commence any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon the Covered Matters other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named court whether on the grounds of inconvenient forum or otherwise. The undersigned agrees that the Instructions to this Member Letter constitute an integral part of this instrument and agrees to be bound thereby. THE UNDERSIGNED HEREBY EXPRESSLY AND UNCONDITIONALLY WAIVES AND COVENANTS NOT TO ASSERT ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY COVERED MATTER.

Exhibit D

All Unitholders must complete Boxes A, B, E and G.

Please also read the “General Instructions” on page 10

By completing the below and executing and delivering this Member Letter you hereby agree and consent to be bound by the terms and conditions set forth herein.

BOX A – Signature of Unitholder	BOX B – Units Held
(Must be signed by Unitholder. Include legal capacity if signing on behalf of an entity)	Preferred Units Surrendered:	Common Units Surrendered:	Junior Units Surrendered:
Signature:

Signature/Spousal Signature:[1]
Telephone Number and/or Email Address:

BOX C – Payment to Other Person	BOX D – Payment to Other Address
To be completed ONLY if the check is to be issued in the name(s) of someone other than the Unitholder reflected in Box E. ISSUE TO:	To be completed ONLY if the check is to delivered to an address other than that listed in Box E. MAIL TO:
Name:	Name:
Street Address:	Street Address:
City, State and Zip Code:	City, State and Zip Code:

Please remember to complete and sign the Substitute Form W-9 in Box G on the next page or, if applicable, a W-8BEN form.

	-	-	Social Security Number
OR
/
Employer Identification Number

[1]	Spousal signature is required if the Shareholder or holder of Company Units resides in a community property state (e.g., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin).

BOX E – Name and Address of Unitholder	BOX F – Medallion Guarantee
Please make any address corrections below ☐ Indicates permanent address change	If you have completed Box C or all Unitholders are not listed on the bank account provided in Box H (if you elected a wire payment), your signature must be Medallion Guaranteed by an eligible financial institution.
Name: Address:	Note: A notarization by a notary public is not acceptable
BOX G – Request for Taxpayer Identification Number and Certification – Substitute Form W-9

Check the appropriate box to indicate your federal tax classification:

☐ Individual/sole proprietor or single-member LLC

☐ C Corporation ☐ S Corporation

☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter tax classification (C = C corporation, S = S corporation, P = partnership):

If you are exempt from backup withholding, enter the applicable code (see the Exempt Payee Codes in the box below). Exempt payee code (if any):

Certification: Under penalties of perjury, I certify that:

1. The number shown in the box above is my correct taxpayer identification number, or I am waiting for a number to be issued to me, and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividend income, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. citizen or other U.S. person (as defined in the Instructions to the IRS Form W-9).

If you have been notified by the IRS that you are currently subject to backup withholding, you must cross out Certification item 2, above.

Name:

Signature:                     Date:

Exempt Payee Codes:

1	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)	8	A real estate investment trust
2	The United States or any of its agencies or instrumentalities	9	An entity registered at all times during the tax year under the Investment Company Act of 1940
3	A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities	10	A common trust fund operated by a bank under section 584(a)
4	A foreign government or any of its political subdivisions, agencies, or instrumentalities	11	A financial institution
5	A corporation	12	A middleman known in the investment community as a nominee or custodian
6	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession	13	A trust exempt from tax under section 664 or described in section 4947
7	A futures commission merchant registered with the Commodity Futures Trading Commission

NOTICE TO NONRESIDENT ALIEN INDIVIDUALS AND FOREIGN ENTITIES: DO NOT COMPLETE THE ABOVE SUBSTITUTE FORM W-9. INSTEAD, COMPLETE A FORM W-8BEN, W-8BEN-E, W-8ECI, W-8EXP, OR W-8IMY, AS APPROPRIATE, WHICH MAY BE OBTAINED AT www.irs.gov. COMPLETE AND RETURN THE FORM WITH THIS MEMBER LETTER.

BOX H – Bank Wire or ACH Instructions

NOTE: If you do not complete the information below, a check for the proceeds will be delivered to you at the address as it appears in Box E or Box D, if applicable. If the name on the bank account does not match the name of the Unitholder or does not include all Unitholders, a medallion guarantee is required in Box F. In connection to the above referenced merger, please wire the entitled funds as follows:

ABA Routing Number
Bank Name
Bank Address
Name on Bank Account
Account Number (DDA)
For Further Credit Acct #
For Further Credit Acct Name
SWIFT / IBAN (req’d for Intl wires)

By completion of Box H, the Unitholder hereby agrees that the above wire instructions are true and correct and by endorsing this Member Letter the person authorized to act on behalf of this account is directing the Members’ Representative to make payment to the bank account listed above.

General Instructions

Read this information carefully.

•	BOX A-Signatures: All must sign as indicated in Box A. If you are signing on behalf of a Unitholder or entity your signature must include your legal capacity.

YOUR GUARANTOR (BANK/BROKER) WILL REQUIRE PROOF OF YOUR AUTHORITY TO ACT. CONSULT YOUR GUARANTOR FOR THEIR SPECIFIC REQUIREMENTS. YOU OR YOUR GUARANTOR MAY ACCESS THE SECURITIES TRANSFER ASSOCIATION (STA) RECOMMENDED REQUIREMENTS ON-LINE AT www.stai.org.

•	BOX B-Units Held: List all Company Units held by the applicable Unitholder in Box B.

•	BOX C-Payment to Other Person: If payment is to be made to a Person other than the Unitholder, provide the name and address of the Person to whom payment should be made in Box C. Complete Box G to certify tax identification number for the Person to whom payment should be made (if a U.S. citizen, resident or entity). Signature in Box G must be that of the Person to whom payment should be made. See notice to non-resident aliens above. All changes in Box C require a Medallion Signature Guarantee.

•	BOX D-Payment to Other Address: If payment is to be made to an address other than the address set forth in Box E, provide the name and address where payment should be made in Box D. Any address shown in Box D will be treated as a one-time only mailing instruction.

•	BOX E-Current Name and Address of Unitholder: Please list the name and address of the Unitholder in Box E.

•	BOX F-Signature Guarantee: Box F (Medallion Guarantee) only needs to be completed if the name on the check or bank account names are or will be different from the current registration shown in Box E. This guarantee is a form of signature verification which can be obtained through an eligible financial institution such as a commercial bank, trust company, securities broker/dealer, credit union or savings institution participating in a Medallion program approved by the Securities Transfer Association.

•	BOX G-Request for Taxpayer Identification Number and Certification—Substitute Form W-9: Complete Box G for registration of U.S. citizen resident or entity to certify tax identification number. Please provide the social security or employer identification number of the person or entity receiving payment, including signature and date for the above described shares. Completion of the Substitute Form W-9 certifies that receiver of the payment is not subject to backup withholding. Failure to complete the form will subject the recipient to the applicable federal income tax withholding from any cash payment made to them pursuant to the exchange.

Definition of U.S. Person: For federal tax purposes, you are considered a U.S. person if you are (1) An individual who is a U.S. citizen or U.S. resident alien, (2) A partnership, corporation, company or association created or organized in the United States or under the laws of the United States, (3) An estate (other than a foreign estate), or (4) A domestic trust (as defined in regulation 301.7701-7).

•	BOX H – Wire Instructions: To elect a bank wire transfer, please complete Box H in its entirety. A medallion guarantee is required in Box F if all Unitholders are not listed on the bank account provided in Box H. Please contact your bank for questions regarding the appropriate bank routing number and account number to be used.

•	Returning Member Letter: Return this Member Letter to the Members’ Representative at the address below.

PPHC Members’ Representative, LLC

c/o Milestone Partners IV, L.P.

555 East Lancaster Avenue, Suite 500

Radnor, PA 19087

Email: bwatson@milestonepartners.com

For additional information please contact the Members’ Representative via email at bwatson@milestonepartners.com or by calling the Members’ Representative at (610) 526-2700.

EXHIBIT E

ALLOCATION

See attached.

EXHIBIT F

FORM OF MUTUAL RELEASE

See attached.

Exhibit F

FORM OF

MUTUAL RELEASE OF CLAIMS AGREEMENT

This Mutual Release of Claims Agreement (this “Agreement”) is made as of [•], 2017, by and between the person listed as a PPHC Releasing Party on the signature pages hereto (the “PPHC Releasing Party”)1 and AK Steel Corporation, a Delaware corporation (the “Company”), in connection with that certain Agreement and Plan of Merger, dated as of June 30, 2017 (the “Merger Agreement”), by and among PPHC Holdings, LLC (“PPHC”), the Company, Drive Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), and PPHC Members’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Members’ Representative, pursuant to which Merger Sub will merge with and into PPHC, with PPHC surviving the merger as a wholly-owned subsidiary of the Company. In this Agreement, the PPHC Releasing Party and the Company are referred to as the “Parties” and each a “Party.” Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

Recitals

A. Releasing Party has been a director of PPHC and/or its subsidiaries and/or is an equityholder of PPHC.

B. The Parties desire to resolve any and all issues between them, including but not limited to those arising out of the PPHC Releasing Party’s services as a director of PPHC and/or its subsidiaries and/or as an equityholder of PPHC through the date hereof.

C. Nothing contained in this Agreement, and no act taken pursuant to it, will constitute an admission by the Company or PPHC of any liability to the PPHC Releasing Party.

D. The Parties acknowledge and represent that they are fully competent to enter into this Agreement, that they have had a reasonable amount of time in which to consider this Agreement before executing it, that they have had the opportunity to consult with an attorney about its terms and effect, and that they enter into this Agreement knowingly and voluntarily.

[1]	Note to Draft: To be executed by Milestone Partners IV, L.P., Milestone Partners IV, L.P. 2, and Milestone Partners IV, L.P. 3 and each director of the Company and its Subsidiaries.

Based on these recitals and other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Terms

1. Release of Claims.

a. General Release of All Claims Against Company Released Parties. Effective as of the date hereof, the PPHC Releasing Party, for the PPHC Releasing Party and on behalf of the PPHC Releasing Party’s [marital community, if any, heirs, executors, administrators and assigns,]2 [predecessors and successors, its parent, subsidiary and affiliate entities and its and their respective present and former directors, managers, members, officers, employees, equityholders, agents and representatives]3, hereby irrevocably, knowingly and voluntarily releases and discharges forever the Company and PPHC and their respective parent, subsidiary and affiliate entities; their respective, directors, managers, members, officers, equityholders, agents and employees; their respective predecessors; and all of their respective attorneys, accountants, insurers, agents representatives, successors and assigns (collectively, the “Company Released Parties”), from any and all claims, demands, actions, causes of action, liabilities, damages, expenses and suits of every kind, character and description, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, whether at law or in equity, and any claims relating thereto (including any claim to attorneys’ fees and costs and any and all claims and demands for moneys advanced, salary, wages, overtime, vacation or other time off pay, bonuses, commissions, stock, stock options, phantom stock, restricted stock or stock purchase plan, expenses, savings, pension or retirement benefit plans, retirement or pension allowances, fees, participation in profits or earnings, dividends or other remuneration or benefits, including, without limitation, under any health, welfare, dental, insurance or disability benefit plan, enjoyed by the PPHC Releasing Party in connection with any services provided or appointment as a director, manager, officer or employee of PPHC, the Company or any of their respective affiliates or the termination of such directorship, management or employment, whether authorized or provided for by law, statute, contract, resolution, organizational document or otherwise, including, without limitation, the obligations, statutory, contractual or otherwise, of PPHC, the Company or any of their respective affiliates to the PPHC Releasing Party in respect thereof, including, without limitation, any statutory entitlement to wages, vacation pay, termination pay, severance pay or any other payment), which the PPHC Releasing Party may have had at any time heretofore, may have now or may have at any time hereafter, arising from, relating to, resulting from or in any manner incidental to any and every matter, thing or event whatsoever occurring or failing to occur at any time in the past and up to and including the date of this Agreement (“Claims”), except as otherwise set forth herein. These released Claims include, but are not necessarily limited to, Claims arising out of or related in any way to the PPHC Releasing Party’s services as a director and/or manager of PPHC and/or equity ownership of PPHC through the date of this Agreement; Claims arising out of or related in any way to the transactions contemplated by the Merger Agreement (other than Claims arising under the Merger

[2]	Note to Draft: Bracketed language to be included for any PPHC Releasing Party that is a natural person.
[3]	Note to Draft: Bracketed language to be included for any PPHC Releasing Party that is an entity.

Agreement or any Ancillary Agreement); and Claims arising under federal, state, provincial and local statutory or common law, such as (as amended) Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 1981, the Americans with Disabilities Act, the Fair Labor Standards Act, the Employment Standards Act, 2000, the Human Rights Code, the Pay Equity Act, the Workplace Safety and Insurance Act, the Occupational Health and Safety Act, the Personal Information Protection and Electronic Documents Act, other anti-discrimination, accessibility and employment statutes, privacy legislation and the law of contract and tort (for clarity, any statute referenced herein is as amended). These Claims do not, however, include (1) any Claim based on conduct occurring after the Parties execute this Agreement, (2) any Claim arising under or related to this Agreement, the Merger Agreement or any Ancillary Agreement, (3) any rights as an insured under any director’s and officer’s liability or equivalent fiduciary liability insurance policy, [or] (4) any rights of indemnification or advancement of expenses under the organizational documents of, or agreements with, the Company Released Parties arising by contract, under law or otherwise, [or (5) any Claim related to the PPHC Releasing Party’s role as an employee of PPHC or its Subsidiaries, including with respect to salary, bonus, other employment compensation, expense reimbursement or employment related benefits accrued prior to the date hereof or that may arise after the date hereof]4. The PPHC Releasing Party intends, by the PPHC Releasing Party’s release of claims, to release all such Claims (other than those expressly excluded herein), whether known or unknown by the PPHC Releasing Party

b. General Release of All Claims Against PPHC Released Parties. Effective as of the date hereof, the Company, on behalf of the Company and the Company’s predecessors and successors, its parent, subsidiary and affiliate entities (including, for the avoidance of doubt, Merger Sub, PPHC and PPHC’s direct or indirect subsidiaries) and its and their respective present and former directors, managers, members, officers, employees, equityholders, agents and representatives, hereby irrevocably, knowingly and voluntarily releases and discharges forever the PPHC Releasing Party, and its parent, subsidiary and affiliate entities; their respective directors, managers, members, officers, equityholders, agents, and employees; their respective predecessors; and all of their respective attorneys, accountants, insurers, agents, representatives, successors and assigns (collectively, the “PPHC Released Parties”), from any and all Claims; except as otherwise set forth herein. These released Claims include, but are not necessarily limited to, Claims arising out of or related in any way to the PPHC Releasing Party’s services as a director and/or manager of PPHC and/or equity ownership of PPHC through the date of this Agreement; the transactions contemplated by the Merger Agreement (other than Claims arising under the Merger Agreement or any Ancillary Agreement); and Claims arising out of or related in any way to the transactions contemplated by the Merger Agreement. These Claims do not, however, include (1) any claim based on conduct occurring after the Parties execute this Agreement, and (2) any claim arising under or related to this Agreement, the Merger Agreement or any Ancillary Agreement. The Company intends, by the Company’s release of claims, to release all such Claims (other than those expressly excluded herein), whether known or unknown by the Company.

[4]	Note to Draft: Bracketed language to be included for any PPHC Releasing Party that is a director or officer of PPHC or any of its Subsidiaries.

c. No Pending Claims. Each Party expressly represents and warrants that, as of the date of execution of this Agreement, the Party has not, directly or indirectly, filed or lodged any administrative charge(s) or claim(s), or any complaint(s) with any governmental agencies or other legal claim(s) against any Company Released Parties, in the case of the PPHC Releasing Party, or any PPHC Released Parties, in the case of the Company, in each case, as defined in this Paragraph 1, or related in any manner to the claims released by the Party pursuant to this Agreement.

d. No One Else Has Interest In Claims. Each Party expressly represents and warrants that: (i) no other person or entity has or has had any interest in the Claims released by the Party pursuant to this Agreement; (ii) such Party has the sole right and exclusive authority to execute this Agreement; and (iii) such Party has not sold, assigned, transferred, conveyed, or otherwise disposed of any of the Claims released by such Party pursuant to this Agreement.

2. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, such provision will be fully severable and this Agreement and each separate provision will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. In addition, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically, as a part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable, to the extent such reformation is allowable under applicable law.

3. Binding Agreement. This Agreement will be binding upon and inure to the benefit of each Party and each Party’s respective successors, heirs, permitted assigns and legal representatives.

4. Entire Agreement. This Agreement embodies the entire agreement and understanding between the Parties with respect to its subject matter and supersedes all prior agreements and understandings, whether written or oral, relating to its subject matter, unless expressly provided otherwise within this Agreement. No amendment or modification of this Agreement will be valid unless made in writing and signed by each of the Parties. No representations, inducements, or agreements have been made to induce any of the Parties to enter into this Agreement, which are not expressly set forth within this Agreement. No Party may transfer or assign this Agreement without the prior written consent of the other Party and any such attempted transfer or assignment without consent shall be null and void; provided, that no transfer or assignment by any Party shall relieve such Party of any of its obligations hereunder.

5. Attorneys’ Fees. If any party commences any legal or equitable action or proceeding related to any of the provisions of this Agreement, the prevailing party shall recover its or his reasonable attorneys’ fees, costs, witness costs (including expert witness costs), and litigation-related expenses from the other Party.

6. Governing Law. This Agreement and all issues relating to the validity, interpretation and performance hereof shall be governed by, interpreted, and enforced under and construed in accordance with, the laws of the State of Delaware without regard to the principles, policies or provisions thereof or of any other jurisdiction concerning conflict or choice of laws.

7. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)).

8. Recitals. The recitals set forth above are incorporated herein by this reference and made part of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

The Parties hereby execute this Agreement as of the date first set forth above.

[PPHC RELEASING PARTY]

AK STEEL CORPORATION

By:

Name:

Title:

EXHIBIT G

FORM OF NON-SOLICIT

See attached.

Exhibit G

FORM OF

NON-SOLICITATION AGREEMENT

THIS NON-SOLICITATION AGREEMENT (this “Agreement”), dated [•], 2017, is made and entered into by and between [•], a Delaware limited partnership (together with its affiliates, the “Investor”), and AK Steel Corporation, a Delaware corporation (“AK Steel”).

WHEREAS, reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 30, 2017, by and among AK Steel, Drive Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of AK Steel (“Merger Sub”), PPHC Holdings, LLC, a Delaware limited liability company (the “Company” and, together with its subsidiaries, the “Companies”) and PPHC Members’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Members’ Representative, pursuant to which, substantially contemporaneously with the execution and delivery of this Agreement, Merger Sub will merge with and into the Company with the Company surviving the merger and continuing as a wholly-owned subsidiary of AK Steel (the “Transaction”);

WHEREAS, Investor will be receiving substantial proceeds in connection with the consummation of the Transaction;

WHEREAS, Investor has had access to competitively sensitive and important confidential information and trade secrets of the Companies and their businesses, including information regarding the Companies’ employees, business plans and relationships with their customers and suppliers; and

WHEREAS, Investor further recognizes AK Steel’s interests in protecting, among other things, AK Steel’s relationships with its employees, customers and suppliers, and the goodwill associated with its ongoing business.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

STATEMENT OF AGREEMENT

1.	Protection of Confidential Information/Non-Solicitation.

Investor covenants and agrees as follows:

(a) Confidential Information:

i.

During the period commencing on the closing of the Transaction (the “Closing”) and ending on the fifth (5th) anniversary thereof, Investor shall not, and shall cause its affiliates not to, use or disclose, or cause to be used or disclosed, directly or indirectly, for any reason whatsoever or in any way, other than after receipt of the prior written consent of AK Steel, any Confidential Information that is known by Investor and/or its affiliates as of the Closing. Notwithstanding anything to the contrary herein, Investor shall be permitted to disclose Confidential Information to its advisors and to its current or prospective limited partners in connection with its fund raising, marketing, informational or reporting activities (solely to the extent such disclosure is of financial or other operational Confidential Information customarily disclosed by Investor to such current or prospective limited partners and is effected in a manner consistent with the Investor’s customary practices) provided, in each case, such person is informed of the confidential nature of the Confidential Information and directed to keep the information confidential in accordance with the terms of this Agreement or is otherwise subject to a professional obligation to keep such information confidential (and, provided further, that, Investor shall be responsible for any disclosure of the Confidential Information by such persons in breach of this Agreement).

ii.	Required Disclosure. Notwithstanding the foregoing, in the event that the disclosure of any Confidential Information is required under any order of a court of competent jurisdiction or a valid administrative, congressional or other subpoena, civil investigative demand or similar process (any such requirement or request, a “Legal Action”), Investor shall (A) promptly notify (to the extent not legally prohibited) AK Steel of any such Legal Action, and (B) provide AK Steel with an opportunity (if then available) to contest, at AK Steel’s cost and expense, the propriety of such Legal Action (or to arrange for appropriate safeguards against any further disclosure in connection with such Legal Action). If, in the absence of a protective order or other remedy or the receipt of a waiver from AK Steel, Investor nonetheless is legally compelled to disclose any Confidential Information, Investor may, without liability hereunder, disclose only that portion of the Confidential Information which is legally required to be disclosed, provided that it exercise commercially reasonable efforts, at AK Steel’s cost and expense, to preserve the confidentiality of such Confidential Information, including, without limitation, by cooperating with AK Steel to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information.

iii.	Trade Secrets. Investor shall hold, and shall cause its affiliates to hold, in confidence all Trade Secrets of the Companies that are known by Investor and/or its affiliates as of the Closing, and Investor shall not, and shall cause its affiliates not to, disclose, publish or make use of such Trade Secrets at any time for as long as the information remains a Trade Secret, other than (A) at the direction of AK Steel or (B) pursuant to Section 1(a)(ii).

iv.	For purposes of this Agreement, the following definitions apply:

“Confidential Information” means any data or information, other than Trade Secrets, of or concerning the Companies or their businesses that is not generally known to the public or to competitors of the Companies. It is understood that the term “Confidential Information” does not mean and shall not include information which:

(A)	is or subsequently becomes publicly available without Investor’s or any of its affiliates’ breach of this Agreement;

(B)	is disclosed with the prior written approval of AK Steel;

(C)	is or subsequently becomes available to Investor or its affiliates on a non-confidential basis from a source other than AK Steel, the Companies or their respective affiliates; provided, however, that, to Investor’s knowledge, such source was not bound by any agreement with AK Steel, the Companies or their respective affiliates to keep such information confidential or otherwise prohibited from transmitting the information to Investor by a contractual, legal or fiduciary obligation, in each case, which prohibits disclosure of such information at the time of its disclosure; or

(D)	was or is independently developed by Investor or its affiliates or representatives without reference to or use of any Confidential Information.

“Trade Secret” means information including, but not limited to, any technical or non-technical data, formula, pattern, compilation, program, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers or other information similar to any of the foregoing, which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

v.	Interpretation. The restrictions stated in paragraphs 1(a)(i)-(iii) are in addition to and not in lieu of protections afforded to trade secrets and confidential information under applicable state, federal or foreign law. Nothing in this Agreement is intended to or shall be interpreted as diminishing or otherwise limiting the Companies’ or AK Steel’s rights under applicable state, federal or foreign law to protect its trade secrets and confidential information.

(b) Non-Solicitation of Customers. To protect the goodwill of the Companies, or the customers of the Companies, Investor agrees that during the period commencing on the date hereof and through the date that is three (3) years following the Closing (the “Term”), it will not, and will cause its affiliates not to, without the prior written permission of AK Steel, directly or indirectly, for itself or on behalf of any other person or entity, solicit, divert away, take away or attempt to solicit or take away any Customer or Prospective Customer for purposes of providing or selling functionally equivalent products or services as the Company or its subsidiaries provided or offered prior to the Closing to such Customer or Prospective Customer, if the Companies are then still engaged in the sale or provision of such products or services to such Customer at the time of the solicitation (or, in the case of a Prospective Customer, if such products or services are the subject of active negotiations between any of the Companies and such Prospective Customer as of the Closing. For purposes of this Section 1(b), “Customer” means any individual or entity to whom any of the Companies provides services as of the date of the Closing and “Prospective Customer” means the individuals or entities with whom any of the Companies is in active negotiation concerning the purchase and sale of products and services, on or prior to the date of the Closing. Notwithstanding the foregoing, nothing in this Agreement shall prohibit Investor or any of its affiliates, nor any of their respective directors, managers, members, officers, equityholders, agents and employees, from, directly or indirectly, soliciting or entering into an agreement or other business arrangement with any Customer or Prospective Customer when such solicitation, agreement or arrangement is unrelated to the products or services provided or offered by the Company or its subsidiaries to such Customer or Prospective Customer prior to the Closing.

(c) Non-Solicitation/Hiring of Employees. During the Term, Investor agrees that it will not, and will cause its affiliates not to, without the prior written permission of AK Steel, directly or indirectly, for itself or on behalf of any other person or entity, solicit for employment or hire any individual who is employed by any of the Companies as of the Closing; provided, however, that the foregoing shall not prohibit the solicitation for employment or hiring of any such individual from and after the time that (x) such individual’s employment by the Companies is terminated by the Companies or (y) is six (6) months following the time that such individual resigns his or her employment with the Companies; and, provided further, that the foregoing shall not prohibit any advertisement or general solicitation that is not specifically targeted at any such individuals, except that no such individuals may be hired.

2.	Remedies. An actual or threatened violation by Investor or any of its affiliates of the covenants and obligations set forth in Section 1 may cause irreparable harm to AK Steel and there may not be an adequate remedy at law for such violation. Investor agrees, therefore, to be responsible for any breach of this Agreement by Investor or any of its affiliates and further agrees that, in addition to any other remedies available at law, AK Steel shall be entitled to seek equitable relief against Investor and/or its affiliates in connection with the enforcement of the covenants and obligations set forth in Section 1.

3.	Notices. Any notice or request required or permitted to be given to any party will be given in writing and, excepting personal delivery, will be given at the address set forth below or at such other address as such party may designate by written notice to the other party to this Agreement:

To Investor:	[•] 555 East Lancaster Avenue, Suite 500

Radnor, PA 19087 Attention: Mr. David Proctor Facsimile: (610) 526-2701 Email: dproctor@milestonepartners.com with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103 Attention: David S. Denious, Esq. Facsimile: (215) 988-2757 Email: david.denious@dbr.com

To AK Steel:	AK Steel Corporation 9227 Centre Pointe Drive West Chester, Ohio 45069 Attention: Joseph C. Alter; Brian S. Duba Facsimile: (513) 425-5607 Email: Joe.Alter@aksteel.com; Brian.Duba@aksteel.com with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attention: Raymond O. Gietz Facsimile: (212) 310-8007 Email: Raymond.gietz@weil.com

Each notice given in accordance with this Section will be deemed to have been given, if personally delivered or sent by electronic transmission, on the date personally delivered or electronically transmitted (with confirmation of receipt); if delivered by facsimile transmission, when sent and confirmation of receipt is received; or, if mailed, on the third day following the day on which it is deposited in the United States mail, certified or registered mail, return receipt requested, with postage prepaid, to the address last given in accordance with this Section.

4.

Interpretation. The headings of the sections of this Agreement have been inserted for convenience of reference only and should not be construed or interpreted to restrict or modify any of the terms or provisions of this Agreement. Notwithstanding anything to the contrary herein, it is understood and agreed that the term “affiliate” or “affiliates” as used in this Agreement does not include any portfolio company of Milestone Partners that (a) has not received or otherwise had access to any Confidential Information or Trade Secrets and (b) is not acting at the direction or suggestion of, or otherwise under the control of, Milestone Partners, the intent of the parties being that Milestone Partners shall be under no obligation to cause any such excluded portfolio companies to comply with the restrictions set forth in Sections 1-3 of this Agreement.

5.	Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Agreement, such provision will be fully severable and this Agreement and each separate provision will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. In addition, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically, as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable, to the extent such reformation is allowable under applicable law.

6.	Governing Law. This Agreement and all issues relating to the validity, interpretation and performance hereof will be governed by and interpreted and enforced under the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

7.	Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of each party and each party’s respective successors, permitted assigns, heirs and legal representatives. This Agreement may not be assigned by Investor to any other person or entity but may be assigned by AK Steel to any subsidiary of AK Steel or to any successor to or transferee of all, or any part, of the stock or assets of AK Steel.

8.	Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties with respect to its subject matter and supersedes all prior agreements and understandings, whether written or oral, relating to its subject matter, unless expressly provided otherwise within this Agreement. No amendment or modification of this Agreement will be valid unless made in writing and signed by each of the parties. No representations, inducements, or agreements have been made to induce either Investor or AK Steel to enter into this Agreement, which are not expressly set forth within this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

[INVESTOR]	AK STEEL CORPORATION

By:	By:

Name:	Name:

Title:	Title:

[SIGNATURE PAGE TO NON-SOLICITATION AGREEMENT]

INDEX TO DEFINED TERMS

THIS INDEX IS INCLUDED FOR CONVENIENCE ONLY AND

DOES NOT CONSTITUTE A PART OF THE AGREEMENT

Term	Page Number
2014 PSA	29
2016 Year-End Financials	25
2017 PSA	29
280G Approval	64
280G Waiver	64
Act	1
Action	2
Affiliate	2
AGNL Sale Leaseback Agreements	29
Agreement	1
Allocation	57
Ancillary Agreements	2
Applicable Accounting Principles	2
Arbitrator	20
Balance Sheet	25
Balance Sheet Date	25
Base Purchase Price	2
Business	2
Business Day	2
Canadian Subsidiary	2
Certificate of Merger	15
Closing	12
Closing Cash Amount	2
Closing Consideration	3
Closing Date	13
Closing Debt Amount	3
Code	3
Common Units	3
Company	1
Company Contracts	31
Company Disclosure Schedules	22
Company Group	75
Company Intellectual Property	29
Company IT Systems	31
Company Leases	28
Company Licenses	30
Company Owned Intellectual Property	29
Company Permits	26
Company Plan	41
Company Software	31

Company Transaction Expenses	3
Competition Act	3
Conditional Grant Agreements	45
Confidentiality Agreement	76
Contract	3
Copyrights	6
DBR	75
Dispute Notice	20
Distribution Waterfall	4
Divested Person	4
EDC Payables	4
Effective Time	15
Electromac CDA	45
Electromac Purchase Agreement	4
Employee Plan	41
End Date	67
Environmental Laws	4
ERISA	4
ERISA Affiliate	4
Escrow Account	4
Escrow Agent	4
Escrow Agreement	4
Escrow Amount	4
Estimated Closing Balance Sheet	19
Estimated Closing Statement	19
Financial Statements	25
Fleetwood CDA	45
Fleetwood Purchase Agreement	5
Foreign Company Plan	41
Foreign Multiemployer Group Benefit Plan	41
Fraud	5
GAAP	5
Goodmans	75
Governmental Authority	5
Governmental Order	5
Hazardous Substance	39
Hired Employees	60
Holdback Amount	5
HSR Act	5
Improvements	5
Indebtedness for Borrowed Money	5
Intellectual Property	6
Interim Financials	25
Investment Canada Act	6
IRS	6

ITA	6
Junior Units	6
Knowledge	6
Leased Real Property	28
Legal Requirement	7
Liability	7
Lien	7
Limited Liability Company Agreement	7
Material Adverse Effect	7
Member Letter	19
Members	8
Members’ Consent	1
Members’ Representative	68
Merger	12
Merger Sub	1
Milestone Funds	8
Net Working Capital	8
Net Working Capital Adjustment Amount	8
Net Working Capital Target	8
Non-Solicitation Agreements	13
Organizational Documents	8
Owned Real Property	27
Parent	1
Parent Indemnified Persons	8
Patents	6
Permitted Liens	9
Person	9
Policies	44
Post-Closing Tax Period	10
Pre-Closing Fleetwood Tax Amounts	9
Pre-Closing Tax Period	10
Pre-Closing Taxes	10
Preferred Units	10
Pre-Merger Financing Transaction	61
Privileged Communications	75
Proposed Closing Balance Sheet	19
Proposed Final Closing Statement	19
Purchase Price	10
R&W Insurer	10
Real Property	28
Records	49
Related Party	44
Requisite Member Approval	10
Schedules	10

Software	6
Solvent	47
Straddle Period	55
Subsidiary	10
Surviving Company	12
Tax	11
Tax Contests	58
Tax Return	11
Top 10 Customers	11
Top 10 Suppliers	11
Trade Secrets	6
Trademarks	6
Transaction Bonus Agreements	3
Transfer Taxes	57
Units	11
Waived 280G Benefits	64
Working Capital Calculation Schedule	8
Year-End Financials	25